Semiannual report dated February 28, 2006 enclosed.

Schwab Tax-Free Bond Funds

Schwab Tax-Free
YieldPlus Fund™

Schwab Short/Intermediate
Tax-Free Bond Fund™

Schwab Long-Term
Tax-Free Bond Fund™

Schwab California Tax-Free
YieldPlus Fund™

Schwab California
Short/Intermediate
Tax-Free Bond Fund™

Schwab California Long-Term
Tax-Free Bond Fund™

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at **www.schwab.com/edelivery**.

charles SCHWAB

Put inflation risk in its place…
Preferably somewhere other than your portfolio

Worried about the threat of inflation on your portfolio returns? You're right to be concerned, especially if you are a fixed income investor trying to preserve savings while providing enough growth to meet future needs such as retirement. Schwab has a solution to fight back against inflation and protect your spending power from being eroded by inflation. Built around Treasury Inflation Protected Securities (TIPS), the Schwab Inflation Protected Fund™ is designed to help you:

- Protect your fixed income assets.

- Outpace rising costs. Investment principal moves with inflation and adjustments are tied to the Consumer Price Index and interest payments are calculated on the adjusted principal.

- Optimize return potential.

- Manage risk. The fund is actively managed by seasoned professionals to seek high returns without incurring unrewarded risk.

Put the power of the Schwab Inflation Protected Fund to work for you today

The Schwab Inflation Protected Fund™ will have highest appeal to investors with retirement-focused portfolios. Its ability to offset inflation while providing real returns makes it a smart choice for the fixed income portion of your portfolio, no matter what stage of investing you are in.

The Schwab Inflation Protected Fund Facts			
Share Class	**Minimum Initial Investment**	**Expense Ratio**[1]	**Ticker Symbol**
Investor Shares	$2,500 ($1,000 for custodial, education and retirement accounts)	0.65%	SWRIX
Select Shares®	$50,000	0.50%	SWRSX
Investment objective: The fund seeks to provide total return and protection from inflation			
Benchmark: Lehman Brothers U.S. Treasury Inflation-Protected Securities (TIPS) Index			

For more information on the Schwab Inflation Protected Fund, call **1-877-769-7976** or visit **www.schwab.com/inflationprotectedfund**.

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.
Bonds and bond funds are subject to loss of principal during periods of increasing interest rates.

[1] Agreed by Charles Schwab & Co., Inc., and the investment adviser through November 14, 2007, excluding interest, taxes and certain non-routine expenses. After November 14, 2007, expenses subject to change.

Schwab Tax-Free Bond Funds

Semiannual Report
February 28, 2006

Schwab Tax-Free
YieldPlus Fund™

Schwab Short/Intermediate
Tax-Free Bond Fund™

Schwab Long-Term
Tax-Free Bond Fund™

Schwab California Tax-Free
YieldPlus Fund™

Schwab California
Short/Intermediate
Tax-Free Bond Fund™

Schwab California Long-Term
Tax-Free Bond Fund™

charles SCHWAB

Six funds designed to offer tax-free income.[1]

In this report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).
[1] A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income taxes as well.

From the Chairman



Charles Schwab
Chairman

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Dear Shareholder,

For over 30 years, Schwab has made it our business to put the needs of the investor first. By keeping our clients' interests as our main focus, Schwab Funds® continues to provide a range of innovative investment choices that can serve as a foundation for many asset allocation plans.

We believe that success comes from a disciplined investment strategy and a strict adherence to a process. That is why our Schwab Funds portfolio management team takes a long-term view towards investing. Although the bond market's performance was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, I am proud to say that all of the Schwab Bond Funds generated positive returns for the six-month and one-year periods ending February 28, 2006.

To meet investors' fixed income investment needs, Schwab Funds offers an array of taxable and tax-free funds across a range of maturities. As Schwab Funds President and CEO Evelyn Dilsaver explains further on the next page, we've recently added to that offering with the launch of the Schwab Inflation Protected Fund™.

In closing, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We strive every day to warrant the trust you have placed in us and our commitment to you will not change.

Thank you for investing with us.

Sincerely,

Charles Schwab

Management's Discussion for the six-months ended February 28, 2006



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for the Schwab Tax-Free Bond Funds. Lead by the popularity of the Schwab Yield Plus Fund®, our bond fund assets have grown to nearly $10 billion as of the close of the report period. In conjunction with Schwab's commitment to put the needs of the investor first and provide a range of innovative investment choices, I am pleased to announce that Schwab Funds has added another fund to our suite of fixed income funds.

The Schwab Inflation Protected Fund, which commenced operations on March 31, 2006, is designed for investors who are near or in retirement and seek to protect their savings from rising inflation. Unlike typical TIPS (Treasury Inflation-Protected Securities) funds, the Schwab Inflation Protected Fund is able to seek inflation protection from a variety of sources, including inflation-protected corporate bonds and foreign inflation-linked investments, while at the same time not passing up opportunities to seek growth.

Here at Schwab, we continue to evaluate opportunities to expand our fund product offering, while providing strong results and good value to investors. I speak for all of Schwab Funds when I say we want Schwab to be the place where investors find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.

2   Schwab Tax-Free Bond Funds



Joanne Larkin, a vice president of the investment adviser, has had overall management responsibility for the funds since their inception. She joined the firm in 1992 and has worked in fixed-income asset management and research since 1984.

The Investment Environment and the Funds

The markets witnessed a turbulent year in the news but remained in a steady growth mode and ended the six-month report period with positive results. During the report period, oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates four consecutive times in the six-month report period and bringing the benchmark rate up to 4.50%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

After rising sharply in the aftermath of Hurricanes Katrina and Rita, crude oil prices peaked at around $71 per barrel in early September and gasoline prices at the pump were over $3.00 a gallon. When it became evident that the damage was limited to the regions in the hurricanes' path and that the economic impact was minimal, oil prices declined to as low as $55 per barrel. However, in recent months, crude oil has climbed back up due to concerns about possible confrontation with Iran and supply interruptions in Nigeria.

Regardless of the fluctuating energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Additionally, with the unemployment rate at a healthy 4.8%, job and income growth remained positive and investors remained optimistic. Low inflationary expectations, coupled with foreign investors buying large amounts of U.S.

Yields of Municipal Securities: Effective Yields of Five-Year and 30-Year Municipal Bonds



- ■ 5-Year AAA GO Bond
- ■ 30-Year Bond Buyer 40 Index

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



Kim Daifotis, CFA, a senior vice president and chief investment officer, fixed income, of the investment adviser, co-manages the tax-free YieldPlus funds. He joined the firm in 1997 and has worked in fixed-income asset management and research since 1982.

government securities, helped to contain increases in long-term interest rates. These conditions supported the dollar, which took pressure off the price of imported goods.

As noted above, the Fed continued its tightening cycle throughout the period, raising short-term interest rates 0.25% at each of its four meetings. As the Fed continued raising its benchmark rate over the course of the last year, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Although economic growth has moderated over the past year, economic fundamentals remained healthy as of the end of the report period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which lost 0.11% during the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and low bond prices. In summary, the markets have seen some events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

Yield Advantage of Munis over Treasurys: For Five-Year Bonds; Tax Brackets Shown are the Highest Applicable

This chart shows how much more the average five-year muni yielded than the average five-year Treasury after federal (or combined California and federal) income tax.

Data source: Bloomberg L.P.



Performance at a Glance

Total return for the six months ended 2/28/06

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Tax-Free YieldPlus Fund™
Investor Shares **1.22%**
Select Shares® **1.19%**
Benchmark **0.92%**
Fund Category[1] **0.85%**

Performance Details . . . . . . page 7-8

Schwab Short/Intermediate Tax-Free Bond Fund™ **0.39%**
Benchmark **0.63%**
Fund Category[1] **0.85%**

Performance Details . . . . page 10

Schwab Long-Term Tax-Free Bond Fund™ **1.09%**
Benchmark **0.99%**
Fund Category[1] **0.80%**

Performance Details . . . . page 12

The municipal yield curve continued to flatten during the report period. As the Federal Reserve increased the Fed Funds rate, short term rates increased. Contrary to expectation, longer term rates were largely unaffected and declined slightly, resulting in a flattening of the yield curve. During the period, February issuance was down 35%. Municipal new issuance volume also began to slow after its record-high levels set in late 2005. Because we were in a relatively low interest rate environment, investors sought higher yielding securities. Consequently high yield sectors performed well during the report period.

The Schwab Tax-Free YieldPlus Fund and the Schwab California Tax-Free YieldPlus Fund outperformed their benchmark, the Lehman Brothers 1-Year Municipal Bond Index, for the six-month period. The Schwab Tax-Free YieldPlus Fund Select Shares returned 1.19% and the Schwab California Tax-Free YieldPlus Fund Select Shares returned 1.47%, while their benchmark returned 0.92% for the six-month period. Both funds recently passed their one-year anniversary, and marked the period by beating their Morningstar category averages. Overall performance for the funds was boosted by management seeking out lower rated bonds with attractive underlying credit history. The two funds both have policies that prohibit them from purchasing securities that generate income subject to the Alternative Minimum Tax (AMT).

The Schwab Short/Intermediate Tax-Free Bond Fund and Schwab Long-Term Tax-Free Bond Fund had mixed results for the report period relative to their respective benchmarks. The Short/Intermediate Fund had positive returns for the period, but lagged its benchmark and category average for the six-month period. The Long-Term Fund beat both its benchmark and category average. We managed the funds conservatively, buying higher quality issues and avoiding more volatile sectors. We

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income tax as well.

[1] Source for category information: Morningstar, Inc.

Performance at a Glance

Total return for the six months ended 2/28/06

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab California Tax-Free YieldPlus Fund™

Investor Shares	**1.39%**
Select Shares	**1.47%**
Benchmark	**0.92%**
Fund Category[1]	**0.72%**

Performance Details . . . . page 14-15

Schwab California Short/Intermediate Tax-Free Bond Fund™	**0.47%**
Benchmark	**0.63%**
Fund Category[1]	**0.72%**

Performance Details . . . . page 17

Schwab California Long-Term Tax-Free Bond Fund™	**1.00%**
Benchmark	**0.99%**
Fund Category[1]	**0.94%**

Performance Details . . . . page 19

also emphasized downside protection, buying premium bonds, which trade above par value due to their coupons exceeding market rates. Historically, these bonds have tended to retain their value when interest rates rise. Bear in mind that this discussion reflects the funds' performance for only a six-month period.

The Schwab California Short/Intermediate Tax-Free Bond Fund and Schwab California Long-Term Tax-Free Bond Fund also had mixed results for the report period relative to their respective benchmarks as well as their category averages. The Long-Term Fund beat its benchmark, while the Short/Intermediate Fund nearly matched its benchmark. Over the course of the six-month period, we continued to overweight higher quality investments, which slightly detracted from performance. Similarly to how we managed the national funds, these funds were also managed conservatively and ended the period overweight in higher quality securities relative to their respective benchmarks. The funds remained short relative to their peers, which also slightly detracted from overall performance. Bear in mind that this discussion reflects the funds' performance for only a six-month period.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income tax as well.

[1] Source for category information: Morningstar, Inc.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab Tax-Free YieldPlus Fund™

Investor Shares Performance as of 2/28/06

Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

- Fund: **Investor Shares**   Ticker Symbol: SWYIX
- Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**
- Fund Category: **Morningstar Municipal National Intermediate/Short Bond**



	6 Months	1 Year	Since Inception (12/16/04)
Fund	1.22%	2.15%	2.06%
Benchmark	0.92%	1.81%	1.56%
Fund Category	0.85%	1.74%	1.26%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

- $10,249 **Investor Shares**
- $10,188 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 2/28/06

Total Returns[1,2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWYTX

■ Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**

■ Fund Category: **Morningstar Municipal National Intermediate/Short Bond**



6 Months — 1.19%, 0.92%, 0.85%
1 Year — 2.16%, 1.81%, 1.74%
Since Inception (12/16/04) — 2.07%, 1.56%, 1.26%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $51,255 **Select Shares**

■ $50,940 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/06

Statistics	
Number of Holdings	95
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	
Investor Shares	3.01%
Select Shares	3.16%
30-Day SEC Yield–No Waiver[3]	
Investor Shares	2.98%
Select Shares	3.13%
Taxable-Equivalent Yield[4]	
Investor Shares	4.55%
Select Shares	4.78%
Weighted Average Maturity	1.2 yrs
Weighted Average Duration	0.9 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[5]	27%
Minimum Initial Investment	
Investor Shares ($1,000 for custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 33.9% **Revenue Bonds**
- 19.9% **Variable-Rate Demand Notes**
- 18.8% **Put Bonds**
- 10.3% **General Obligation Bonds**
- 8.2% **Tax & Revenue Anticipation Notes**
- 5.4% **Bond Anticipation Notes**
- 1.5% **Tax-Exempt Commercial Paper**
- 0.3% **Variable-Rate Tender Option Bonds**
- 1.7% **Other**

By Credit Quality[6]



- 29.7% **AAA**
- 16.5% **AA**
- 23.4% **A**
- 8.2% **BBB**
- 22.2% **Short-Term Ratings Unrated Securities**

By Maturity



- 42.0% **0-6 Months**
- 11.9% **7-18 Months**
- 46.1% **More than 18 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/06, and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[5] Not annualized.

[6] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Short/Intermediate Tax-Free Bond Fund™

Performance as of 2/28/06

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund** Ticker Symbol: SWITX
■ Benchmark: **Lehman Brothers 3-Year Municipal Bond Index**
■ Fund Category: **Morningstar Municipal Short Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	0.39%	1.44%	3.25%	3.79%
Benchmark	0.63%	1.61%	3.37%	4.12%
Fund Category	0.85%	1.74%	2.75%	3.46%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ $14,500 **Fund**
■ $14,982 **Lehman Brothers 3-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Short/Intermediate Tax-Free Bond Fund

Fund Facts as of 2/28/06

Statistics	
Number of Holdings	54
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	2.98%
Taxable-Equivalent Yield[3]	4.57%
12-Month Distribution Yield[2]	2.10%
Weighted Average Maturity	3.5 yrs
Weighted Average Duration	3.0 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate[4]	7%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 57.1% **Revenue Bonds**
- 24.5% **General Obligation Bonds**
- 9.8% **Certificates of Participation**
- 2.0% **Variable-Rate Demand Notes**
- 1.6% **Put Bonds**
- 1.0% **Special Tax Bonds**
- 4.0% **Other**

By Credit Quality[5]



- 69.3% **AAA**
- 13.2% **AA**
- 10.0% **A**
- 2.4% **BBB**
- 5.1% **Short-Term Ratings or Unrated Securities**

By Maturity



- 3.3% **0-6 Months**
- 45.3% **7-36 Months**
- 31.7% **37-60 Months**
- 19.7% **More than 60 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/06 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[4] Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Long-Term Tax-Free Bond Fund™

Performance as of 2/28/06

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

- **Fund** Ticker Symbol: SWNTX
- Benchmark: **Lehman Brothers General Municipal Bond Index**
- Fund Category: **Morningstar Municipal National Long Bond**



10%
5%
0%
-5%
1.09%
0.99%
0.80%
2.75%
3.87%
3.39%
5.28%
5.51%
4.74%
5.46%
5.80%
4.86%
6 Months
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- $17,005 **Fund**
- $17,587 **Lehman Brothers General Municipal Bond Index**



$20,000
$15,000
$10,000
$5,000
2/96
2/98
2/00
2/02
2/04
2/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/06

Statistics

Number of Holdings	52
Style Assessment[1]	
Interest Rate Sensitivity	Long
Credit Quality	High
30-Day SEC Yield[2]	4.02%
30-Day SEC Yield–No Waiver[3]	3.98%
Taxable-Equivalent Yield[4]	6.20%
12-Month Distribution Yield[2]	3.80%
Weighted Average Maturity	10.7 yrs
Weighted Average Duration	6.0 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate[5]	15%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 62.5% **Revenue Bonds**
- 24.3% **General Obligation Bonds**
- 4.7% **Certificates of Participation**
- 3.9% **Variable-Rate Demand Notes**
- 2.1% **Put Bonds**
- 2.5% **Other Investment Companies**

By Credit Quality[6]



- 83.4% **AAA**
- 7.0% **AA**
- 5.5% **A**
- 1.2% **BBB**
- 2.9% **Short-Term Ratings or Unrated Securities**

By Maturity



- 3.0% **0-1 Year**
- 11.3% **2-10 Years**
- 72.5% **11-20 Years**
- 13.2% **21-30 Years**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/06 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[5] Not annualized.

[6] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Tax-Free YieldPlus Fund™

Investor Shares Performance as of 2/28/06

Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWYKX
■ Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**
■ Fund Category: **Morningstar Municipal California Intermediate/Short Bond**



	6 Months	1 Year	Since Inception (12/16/04)
Investor Shares	1.39%	2.16%	1.97%
Lehman Brothers 1-Year Municipal Bond Index	0.92%	1.81%	1.56%
Morningstar Municipal California Intermediate/Short Bond	0.72%	2.49%	2.20%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

■ $10,238 **Investor Shares**
■ $10,188 **Lehman Brothers 1-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab California Tax-Free YieldPlus Fund

Select Shares® Performance as of 2/28/06

Total Returns[1, 2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

- Fund: **Select Shares** Ticker Symbol: SWYCX
- Benchmark: **Lehman Brothers 1-Year Municipal Bond Index**
- Fund Category: **Morningstar Municipal California Intermediate/Short Bond**


5%
2.5%
0%
-2.5%
1.47%
0.92%
0.72%
2.28%
1.81%
2.49%
2.07%
1.56%
2.20%
6 Months
1 Year
Since Inception (12/16/04)

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- $51,255 **Select Shares**
- $50,940 **Lehman Brothers 1-Year Municipal Bond Index**


$55,000
$50,000
$45,000
2/05
2/06
12/16/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/06

Statistics	
Number of Holdings	91
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	
Investor Shares	2.92%
Select Shares	3.07%
Taxable-Equivalent Yield[3]	
Investor Shares	5.01%
Select Shares	5.27%
Weighted Average Maturity	2.1 yrs
Weighted Average Duration	0.6 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[4]	42%
Minimum Initial Investment	
Investor Shares ($1,000 for custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 31.2% **Revenue Bonds**
- 14.7% **Put Bonds**
- 11.1% **Variable-Rate Demand Notes**
- 9.6% **Variable-Rate Tender Option Bonds**
- 8.1% **General Obligation Bonds**
- 7.5% **Tax & Revenue Anticipation Notes**
- 2.4% **Tax-Exempt Commercial Paper**
- 0.7% **Revenue Anticipation Notes**
- 14.7% **Other Investment Companies**

By Credit Quality[5]



- 27.5% **AAA**
- 3.0% **AA**
- 28.1% **A**
- 2.9% **BBB**
- 38.5% **Short-Term Ratings or Unrated Securities**

By Maturity



- 45.4% **0-6 Months**
- 14.8% **7-18 Months**
- 6.6% **19-30 Months**
- 33.2% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/06, and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.70%). Your tax rate may be different.

[4] Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Short/Intermediate Tax-Free Bond Fund™

Performance as of 2/28/06

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund** Ticker Symbol: SWCSX
■ Benchmark: **Lehman Brothers 3-Year Municipal Bond Index**
■ Fund Category: **Morningstar Municipal California Intermediate/Short Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	0.47%	1.40%	3.09%	3.82%
Benchmark	0.63%	1.61%	3.37%	4.12%
Fund Category	0.72%	2.49%	3.70%	4.29%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ $14,547 **Fund**
■ $14,982 **Lehman Brothers 3-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/06

Statistics

Number of Holdings	51
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	3.09%
Taxable-Equivalent Yield[3]	5.30%
12-Month Distribution Yield[2]	2.15%
Weighted Average Maturity	3.4 yrs
Weighted Average Duration	3.1 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate[4]	0%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 55.5% **Revenue Bonds**
- 15.7% **General Obligation Bonds**
- 15.4% **Certificates of Participation**
- 4.2% **Tax Allocation Bonds**
- 2.4% **Variable-Rate Demand Notes**
- 1.6% **Put Bonds**
- 5.2% **Other**

By Credit Quality[5]



- 68.6% **AAA**
- 13.2% **AA**
- 11.0% **A**
- 3.2% **BBB**
- 4.0% **Short-Term Ratings or Unrated Securities**

By Maturity



- 8.5% **0-6 Months**
- 22.5% **7-36 Months**
- 31.5% **37-60 Months**
- 37.5% **More than 60 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/06 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.70%). Your tax rate may be different.

[4] Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab California Long-Term Tax-Free Bond Fund™

Performance as of 2/28/06

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund**   Ticker Symbol: SWCAX
■ Benchmark: **Lehman Brothers General Municipal Bond Index**
■ Fund Category: **Morningstar Municipal California Long Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	1.00%	3.60%	5.24%	5.59%
Benchmark	0.99%	3.87%	5.51%	5.80%
Fund Category	0.94%	3.98%	4.83%	5.14%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ $17,216 **Fund**
■ $17,587 **Lehman Brothers General Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/06

Statistics	
Number of Holdings	75
Style Assessment[1]	
Interest Rate Sensitivity	Long
Credit Quality	High
30-Day SEC Yield[2]	4.22%
Taxable-Equivalent Yield[3]	7.24%
12-Month Distribution Yield[2]	4.50%
Weighted Average Maturity	12.5 yrs
Weighted Average Duration	5.9 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[4]	11%
Minimum Initial Investment	$2,500
($1,000 for custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 70.7% Revenue Bonds
- 9.6% Certificates of Participation
- 9.4% General Obligation Bonds
- 4.4% Tax Allocation Bonds
- 2.0% Variable-Rate Demand Notes
- 1.5% Special Tax Bonds
- 2.4% Other Investment Companies

By Credit Quality[5]



- 58.5% AAA
- 2.2% AA
- 21.6% A
- 15.8% BBB
- 1.9% Short-Term Ratings or Unrated Securities

By Maturity



- 2.0% 0-1 Year
- 5.6% 2-10 Years
- 58.3% 11-20 Years
- 31.9% 21-30 Years
- 2.2% More than 30 Years

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/06 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.70%). Your tax rate may be different.

[4] Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Fund Expenses (unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning September 1, 2005 and held through February 28, 2006, unless noted otherwise.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 9/1/05	Ending Account Value (Net of Expenses) at 2/28/06	Expenses Paid During Period[2] 9/1/05 –2/28/06
Schwab Tax-Free YieldPlus Fund™				
Investor Shares				
Actual Return	0.64%	$1,000	$1,012.20	$3.19
Hypothetical 5% Return	0.64%	$1,000	$1,021.62	$3.21
Select Shares®				
Actual Return	0.49%	$1,000	$1,011.90	$2.44
Hypothetical 5% Return	0.49%	$1,000	$1,022.36	$2.46
Schwab Short/Intermediate Tax-Free Bond Fund™				
Actual Return	0.63%	$1,000	$1,003.90	$3.13
Hypothetical 5% Return	0.63%	$1,000	$1,021.67	$3.16
Schwab Long-Term Tax-Free Bond Fund™				
Actual Return	0.65%	$1,000	$1,010.90	$3.24
Hypothetical 5% Return	0.65%	$1,000	$1,021.57	$3.26

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 9/1/05	Ending Account Value (Net of Expenses) at 2/28/06	Expenses Paid During Period[2] 9/1/05 −2/28/06
Schwab California Tax-Free **YieldPlus Fund™**				
Investor Shares				
Actual Return	0.63%	$1,000	$1,013.90	$3.15
Hypothetical 5% Return	0.63%	$1,000	$1,021.67	$3.16
Select Shares				
Actual Return	0.48%	$1,000	$1,014.70	$2.40
Hypothetical 5% Return	0.48%	$1,000	$1,022.41	$2.41
Schwab California Short/ **Intermediate Tax-Free Bond Fund™**				
Actual Return	0.61%	$1,000	$1,004.70	$3.03
Hypothetical 5% Return	0.61%	$1,000	$1,021.77	$3.06
Schwab California Long-Term **Tax-Free Bond Fund™**				
Actual Return	0.60%	$1,000	$1,010.00	$2.99
Hypothetical 5% Return	0.60%	$1,000	$1,021.82	$3.01

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab Tax-Free YieldPlus Fund™

Financial Statements

Financial Highlights

Investor Shares	9/1/05 – 2/28/06*	12/16/04[1]– 8/31/05
Per-Share Data ($)		
Net asset value at beginning of period	9.97	10.00
Income from investment operations:		
Net investment income	0.12	0.16
Net realized and unrealized losses	(0.00)[2]	(0.03)
Total income from investment operations	0.12	0.13
Less distributions:		
Dividends from net investment income	(0.12)	(0.16)
Net asset value at end of period	9.97	9.97
Total return (%)	1.22[3]	1.26[3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.64[4]	0.37[4]
Gross operating expenses	0.67[4]	0.69[4]
Net investment income	2.43[4]	2.25[4]
Portfolio turnover rate	27[3]	18[3]
Net assets, end of period ($ x 1,000,000)	25	30

* Unaudited.
[1] Commencement of operations.
[2] Per share amount is less than $0.01.
[3] Not annualized.
[4] Annualized.

Select Shares	9/1/05 – 2/28/06*	12/16/04[1] – 8/31/05
Per-Share Data ($)		
Net asset value at beginning of period	9.97	10.00
Income from investment operations:		
Net investment income	0.13	0.16
Net realized and unrealized losses	(0.01)	(0.03)
Total income from investment operations	0.12	0.13
Less distributions:		
Dividends from net investment income	(0.13)	(0.16)
Net asset value at end of period	9.96	9.97
Total return (%)	1.19[2]	1.31[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.49[3]	0.28[3]
Gross operating expenses	0.52[3]	0.54[3]
Net investment income	2.58[3]	2.33[3]
Portfolio turnover rate	27[2]	18[2]
Net assets, end of period ($ x 1,000,000)	355	435

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of February 28, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date. The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity date shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
53.9%	Long-Term Investments	205,888	204,681
42.7%	Short-Term Investments	162,425	162,427
96.6%	Total Investments	**368,313**	**367,108**
3.4%	Other Assets and Liabilities		13,010
100.0%	Net Assets		**380,118**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Long-Term Investments 53.9% of net assets				
ALABAMA 3.1%				
Birmingham Special Care Facilities Financing Auth				
RB (Baptist Health System Inc) Series 2005A	5.00%	11/15/09	1,565	1,621
Huntsville Health Care Auth				
RB Series 2005A	5.00%	03/03/08 *(a)(b)(c)*	10,000	10,260
				11,881
ALASKA 1.1%				
Alaska Housing Finance Corp				
General Mortgage RB Series 1997A	5.90%	12/01/19 *(a)(b)*	4,170	**4,314**
ARIZONA 0.3%				
Pinal Cnty				
COP Series 2004	4.00%	12/01/07	1,150	**1,153**

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
CALIFORNIA 3.5%				
California				
Various Purpose GO Bonds	8.00%	11/01/07 *(a)(b)*	1,500	1,575
California Dept of Water Resources				
Power Supply RB Series 2002A	5.50%	05/01/07 *(b)*	10,230	10,466
Power Supply RB Series 2002A	5.50%	05/01/08 *(b)*	1,180	1,230
				13,271
COLORADO 0.4%				
Central Colorado Water Conservancy District				
Well Augmentation Subdistrict Limited Tax GO Notes Series 2005	3.88%	03/01/07	1,500	**1,487**
DISTRICT OF COLUMBIA 0.3%				
District of Columbia HFA				
Capital Program RB (Housing Auth Modernization) Series 2005	5.00%	07/01/08 *(a)*	1,000	**1,036**
FLORIDA 4.1%				
Escambia Cnty Health Facilities Auth				
RB (Ascension Health Credit Group) Series 2003A	5.00%	11/15/07	1,500	1,533
Highlands Cnty Health Facilities Auth				
Hospital RB (Adventist Health System/Sunbelt Obligated Group) Series 2005I	5.00%	11/16/09 *(c)*	8,000	8,306
Hospital Refunding RB (Adventist Health System/ Sunbelt Obligated Group) Series 2005A	5.00%	11/15/07	525	536
Hospital Refunding RB (Adventist Health System/ Sunbelt Obligated Group) Series 2005B	5.00%	11/15/07	450	460
Hospital Refunding RB (Adventist Health System/ Sunbelt Obligated Group) Series 2005A	5.00%	11/15/09	250	260
Hospital Refunding RB (Adventist Health System/ Sunbelt Obligated Group) Series 2005B	5.00%	11/15/09	500	520
Orlando				
Capital Improvement Special RB Series 2005B	5.00%	04/01/08	2,460	2,536
Univeristy of Florida Athletic Association, Inc				
RB Series 2005	3.30%	10/01/08 *(a)(c)*	1,500	1,490
				15,641

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
ILLINOIS 1.1%				
Chicago Transit Auth				
Capital Grant Receipts RB (Douglas Branch) Series 2003A	4.25%	06/01/08 *(a)*	2,015	2,019
Illinois Development Finance Auth				
RB (Resurrection Health Care) Series 2005A	3.75%	07/01/09 *(b)(c)*	2,000	1,980
				3,999
INDIANA 2.4%				
Indiana Health Facility Financing Auth				
RB (Ascension Health Subordinate Credit Group) Series 2005A-3	5.00%	05/01/08 *(b)*	6,000	6,185
Seymour				
Economic Development Refunding RB (Union Camp Corp) Series 1992	6.25%	07/01/12	2,670	2,928
				9,113
KENTUCKY 2.2%				
Northern Kentucky Water District				
Revenue BAN Series 2005	3.25%	05/01/07 *(b)*	8,440	**8,382**
LOUISIANA 1.1%				
Louisiana				
GO Refunding Bonds Series 1998A	5.25%	04/15/09 *(a)*	4,000	**4,174**
MASSACHUSETTS 2.2%				
Massachusetts				
GO Bonds Consolidated Loan Series 1992D	6.00%	05/01/08	2,320	2,431
Massachusetts Health and Educational Facilties Auth				
RB (Caritas Christi Obligated Group) Series A	5.25%	07/01/07	5,960	6,034
				8,465
MICHIGAN 1.9%				
Kent Hospital Finance Auth				
Refunding RB (Spectrum Health) Series 2005B	5.00%	07/15/11	5,000	5,276
Michigan Hospital Financing Auth				
RB (Ascension Health) Series 1999B-4	5.38%	11/15/07 *(c)*	2,000	2,054
				7,330

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
MINNESOTA 0.3%				
Minnesota Municipal Power Agency				
Electric RB Series 2005	3.50%	10/01/07	445	444
Electric RB Series 2005	3.50%	10/01/08	685	683
				1,127
MISSOURI 1.8%				
Kansas City International Airport				
General Improvement Refunding RB Series 2005H	5.00%	09/01/08 *(b)*	6,480	**6,696**
NEVADA 0.8%				
Henderson				
Health Facility RB (Catholic Healthcare West) Series 2005B	5.00%	07/01/08	3,000	**3,089**
NEW JERSEY 3.6%				
New Jersey Economic Development Auth				
School Facilities Construction Bonds Series 2005O	3.25%	03/01/08	1,100	1,090
School Facilities Construction Bonds Series 2005O	5.00%	03/01/08	2,000	2,055
New Jersey Health Care Facilities Financing Auth				
Refunding RB (St Clare's Hospital) Series 2004B	5.00%	07/01/08 *(a)*	2,085	2,155
New Jersey Transportation Trust Fund Auth				
Transportation System Bonds Series 2005C	5.00%	06/15/08 *(a)(b)*	7,985	8,244
				13,544
NEW MEXICO 2.6%				
Farmington				
Pollution Control Refunding RB (Public Service Co of NM-San Juan and Four Corners) Series 2003B	2.10%	04/01/33 *(b)*	5,000	4,990
Pollution Control Refunding RB (Southern California Edison Co-Four Corners) Series 2005A	3.55%	04/01/10 *(a)(c)*	4,850	4,830
				9,820
NEW YORK 5.9%				
Metropolitan Transportation Auth				
Commuter Facilities Service Contract Bonds Series 1997-3	7.38%	07/01/08	1,425	1,492
New York City				
GO Bonds Fiscal 1997 Series A	6.25%	08/01/08	2,000	2,052

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York City Municipal Water Finance Auth				
Water and Sewer System RB Fiscal 1996 Series B (Refunded)	5.75%	06/15/26 (a)	3,650	3,711
New York State Dormitory Auth				
Mortgage Hospital RB (The New York and Presbyterian Hospital) Series 1998	4.75%	08/01/16 (a)	7,000	7,211
New York State Power Auth				
General Purpose Bonds Series W	6.50%	01/01/08	1,725	1,779
New York State Urban Development Corp				
State Personal Income Tax RB Series 2004A-4	4.00%	03/15/07 (b)	1,000	1,006
Correctional and Youth Facilities Service Contract RB Series 2003A	5.25%	01/01/09 (c)	5,000	5,216
				22,467
NORTH CAROLINA 2.6%				
Fayetteville				
Public Works Commission Revenue Notes Series 2005	3.55%	01/15/08 (a)	10,000	**10,027**
PENNSYLVANIA 2.4%				
Philadelphia Water and Sewer				
Water and Wastewater RB Series 1997A	5.00%	08/01/11 (a)	4,000	4,168
Southcentral General Auth				
Guaranteed RB Series 2001	4.50%	12/01/08 (a)(c)	5,000	5,140
				9,308
PUERTO RICO 0.5%				
Puerto Rico Public Buildings Auth				
Government Facilities Refunding RB Series K	4.50%	07/01/07 (c)	1,900	**1,914**
SOUTH CAROLINA 0.3%				
Richland Cnty				
Environmental Improvement Refunding RB (International Paper Co) Series 2002A	4.25%	10/01/07	1,000	**1,003**
TEXAS 4.7%				
Corpus Christi Independent SD				
Unlimited Tax Refunding Bonds Series 2005	5.00%	08/15/12 (a)	2,110	2,164
Dallas				
Airport System RB Series 2001	5.00%	04/01/07 (a)(b)	6,000	6,095

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
North Texas Tollway Auth				
Dallas North Tollway System Refunding RB Series 2003B	5.00%	07/01/08 *(a)(c)*	2,785	2,873
Dallas North Tollway System Refunding RB Series 2003B	5.00%	01/01/38 *(a)*	215	223
Spring Independent SD				
Unlimited Tax Schoolhouse Bonds Series 2005A	5.00%	08/15/08 *(a)(b)(c)(d)*	5,000	5,163
Tomball Hospital Auth				
Refunding RB Series 2005	5.00%	07/01/09	1,205	1,239
				17,757
WASHINGTON 1.9%				
King Cnty				
Limited Tax GO Bonds (Baseball Stadium) Series 1997D	5.60%	12/01/09	6,710	**7,079**
WISCONSIN 2.8%				
Wisconsin Health and Educational Facilities Auth				
RB (Hospital Sisters Services Inc-Obligated Group) Series 2003B	4.50%	12/01/07 *(a)(c)*	10,440	**10,604**
Total Long-Term Investments **(Cost $205,888)**				**204,681**

Short-Term Investments 42.7% of net assets				
ALASKA 0.4%				
Valdez				
Marine Terminal Refunding RB (Exxon Pipeline Co) Series 1993B	2.70%	03/01/06 *(c)*	700	700
Marine Terminal RB (Phillips Transportation Alaska, Inc) Series 2002	3.03%	05/01/06 *(a)(c)*	1,000	999
				1,699
ARIZONA 1.4%				
Maricopa Cnty Industrial Development Auth				
M/F Housing RB COP (AHF Affordable Housing Portfolio) Series 2003B	5.25%	03/30/06 *(c)*	4,000	4,000
Pinal Cnty				
COP Series 2004	4.00%	12/01/06	1,435	1,440
				5,440

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
CALIFORNIA 3.4%				
California Pollution Control Finance Auth				
Refunding RB (Southern California Edison Co) Series 1985C	2.00%	03/01/06 *(c)*	7,000	7,000
Refunding RB (Southern California Edison Co) Series 1985A	2.00%	03/01/06 *(c)*	3,500	3,500
Refunding RB (Southern California Edison Co) Series 1986C	2.00%	03/01/06 *(c)*	2,400	2,400
				12,900
COLORADO 0.2%				
Colorado Health Facilities Auth				
RB (Evangelical Lutheran Good Samaritan Society) Series 2000	6.00%	12/01/06	660	**672**
CONNECTICUT 0.5%				
Bristol Resource Recovery Facility Operating Committee				
Solid Waste Refunding RB (Covanta Bristol) Series 2005	3.75%	07/01/06 *(b)*	2,035	**2,037**
FLORIDA 3.8%				
Capital Trust Agency				
M/F Housing RB (AHF Affordable Housing Portfolio) Series 2003A	3.85%	03/30/06 *(c)*	8,800	8,800
Gulf Breeze				
Capital Funding RB Series 1997A	5.60%	06/01/06 *(a)(c)*	5,095	5,528
				14,328
GEORGIA 3.2%				
Burke Cnty Development Auth				
Pollution Control RB (Georgia Power Co Plant Vogtle) Third Series 1994	3.30%	03/09/06 *(b)(c)*	7,780	7,780
Columbus Development Auth				
RB (Foundation Properties) Series 2000	3.24%	03/02/06 *(a)(b)(c)*	3,745	3,745
Hapeville Development Auth				
IDRB (Hapeville Hotel) Series 1985	2.93%	03/01/06 *(a)(c)*	500	500
				12,025
ILLINOIS 2.5%				
Illinois Development Finance Auth				
RB (Resurrection Health Care) Series 2005D	2.81%	05/15/06 *(b)(c)*	4,115	4,115
RB (Resurrection Health Care) Series 2005E	3.05%	07/01/06 *(b)(c)*	5,310	5,310
				9,425

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
LOUISIANA 1.1%				
Calcasieu Parish IDB				
Pollution Control Refunding RB (Occidental Petroleum Corp) Series 2001	4.80%	12/01/06 *(b)*	1,000	1,008
Louisiana Public Facilities Auth				
RB (Blood Center Properties, Inc) Series 2000	3.43%	03/02/06 *(a)(c)*	3,100	3,100
				4,108
MASSACHUSETTS 2.9%				
Fall River				
BAN	4.00%	07/26/06 *(b)*	10,000	10,014
Massachusetts				
GO Bonds Consolidated Loan Series 1992D	8.00%	05/01/06 *(a)*	965	972
				10,986
MICHIGAN 2.4%				
Detroit				
GO Refunding Bonds (Unlimited Tax) Series 2005A	5.00%	04/01/06 *(a)(b)*	4,300	4,305
RAN Series 2005	4.00%	04/03/06 *(b)*	5,000	5,006
				9,311
MINNESOTA 0.6%				
Rochester				
Health Care Facilities RB (Mayo Foundation) Series 2002A	3.20%	03/02/06 *(c)*	2,200	**2,200**
MISSISSIPPI 1.8%				
Mississippi				
GO Refunding Notes Series 2005C	4.00%	04/01/06	7,000	**7,006**
NEW JERSEY 1.8%				
New Jersey Economic Development Auth				
School Facilities Construction Bonds Series 2005O	3.33%	03/02/06 *(c)(d)(e)*	5,000	5,000
New Jersey Transit Corp				
Capital Grant Anticipation Notes Series 2000B	5.75%	02/01/07 *(a)*	2,000	2,042
				7,042

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
NEW YORK 6.1%				
Monroe Cnty				
2005 RAN	4.00%	04/17/06	15,000	15,000
New York City				
GO Bonds Fiscal 2005 Series H	5.00%	08/01/06	6,000	6,039
New York State Urban Development Corp				
State Personal Income Tax RB Series 2004A-4	2.25%	03/15/06	2,045	2,044
				23,083
OHIO 5.3%				
Cuyahoga Cnty				
Economic Development RB (Hathaway Brown School) Series 1999	3.23%	03/02/06 *(a)(b)(c)*	12,950	12,950
Ohio Air Quality Development Auth				
Refunding RB (Cincinnati Gas and Electric Co) Series 1995A	3.30%	03/01/06 *(b)(c)*	5,100	5,100
Ohio Water Development Auth				
Pollution Control Refunding RB (Ohio-Edison Co) Series 1999A	3.35%	06/01/06 *(c)*	2,000	1,995
				20,045
OKLAHOMA 0.5%				
Tulsa Cnty Industrial Auth				
M/F Housing RB (AHF Affordable Housing Portfolio) Series 2003B	5.13%	03/02/06 *(c)*	2,000	**2,000**
PENNSYLVANIA 3.7%				
Allegheny Cnty Hospital Development Auth				
RB (University of Pittsburgh Medical Center) Series 2004B-2	3.35%	03/02/06 *(b)(c)*	4,975	4,975
Pennsylvania Higher Educational Facilities Auth				
RB (University of Pennsylvania Health Services) Series 2005A	4.00%	08/15/06	1,000	1,001
Philadelphia				
TRAN Series 2005-2006A	4.00%	06/30/06	8,000	8,015
				13,991

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
TEXAS 0.3%				
Amarillo Health Facility Corp				
Refunding RB (Evangelical Lutheran Good Samaritan Society) Series 1997	3.23%	03/02/06 *(a)(c)*	1,155	**1,155**
VIRGINIA 0.8%				
Russell Cnty				
Pollution Control Refunding RB (Appalachian Power Co) Series I	2.70%	11/01/06 *(c)*	3,000	**2,974**
Total Short-Term Investments (Cost $162,425)				**162,427**

End of Investments.

At February 28, 2006, the tax basis cost of the fund's investments was $368,313, and the unrealized gains and losses were $210 and ($1,415), respectively.

Portfolio Holdings (Unaudited) continued

In addition to the above, the fund held the following at 2/28/06. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains/Losses
2 Years, Short, U S Treasury Notes expires 06/30/06	180	36,788	(6)
5 Years, Short, U S Treasury Notes expires 06/30/06	150	15,778	10
			4

(a) Credit-enhanced security
(b) All or a portion of this security is held as collateral for futures contracts and delayed delivery security
(c) Variable-rate security
(d) Liquidity-enhanced security
(e) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $5,000 or 1.3% of net assets.

BAN – Bond anticipation note
COP – Certificate of participation
GO – General obligation
IDRB – Industrial Development Revenue Bond
RAN – Revenue anticipation note
RB – Revenue bond

Statement of
Assets and Liabilities

As of February 28, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (Cost $368,313) (Note 2)	$367,108
Cash	108
Receivables:	
Fund shares sold	2,741
Investments sold	7,860
Interest	4,007
Receivable from investment adviser	62
Prepaid expenses	+ 74
Total assets	**381,960**

Liabilities

Payables:	
Due to brokers for futures	72
Fund shares redeemed	1,621
Transfer agent and shareholder service fees	3
Investment adviser and administrator fees	72
Dividends to shareholders	10
Accrued expenses	+ 64
Total liabilities	**1,842**

Net Assets

Total assets	381,960
Total liabilities	- 1,842
Net assets	**$380,118**

Net Assets by Source

Capital received from investors	381,412
Net investment income not yet distributed	74
Net realized capital losses	(167)
Net unrealized capital losses	(1,201)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$25,081		2,516		$9.97
Select Shares	$355,037		35,630		$9.96

Statement of
Operations

For September 1, 2005 through February 28, 2006; unaudited. All numbers are x 1,000.

Investment Income

Interest	**$6,245**

Net Realized Gains and Losses

Net realized losses on investments		(522)
Net realized gains on futures contracts		396
Net realized losses		**(126)**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(447)
Net unrealized gains on futures contracts	+	235
Net unrealized losses		**(212)**

Expenses

Investment adviser and administrator fees (Note 3)		716
Transfer agent and shareholder service fees: (Note 3)		
Investor Shares		35
Select Shares		190
Registration fees		75
Custodian and portfolio accounting fees		34
Professional fees		18
Shareholder reports		8
Trustees' fees		4
Other expenses	+	3
Total expenses		1,083
Expense reduction (Note 3)	-	62
Net expenses		**1,021**

Increase in Net Assets From Operations

Total investment income		6,245
Net expenses	-	1,021
Net investment income		**5,224**
Net realized losses		(126)
Net unrealized losses	+	(212)
Increase in net assets from operations		**$4,886**

Statements of
Changes in net assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		9/1/05-2/28/06	12/16/04*-8/31/05
Net investment income		$5,224	$5,802
Net realized losses		(126)	(83)
Net unrealized losses	+	(212)	(989)
Increase in net assets from operations		**4,886**	**4,730**

Distributions Paid

Dividends from Net Investment Income			
Investor Shares		338	382
Select Shares	+	4,886	5,304
Total dividends from net investment income		**$5,224**	**$5,686**

Transactions in Fund Shares

		9/1/05-2/28/06		12/16/04-8/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		885	$8,821	4,884	$48,796
Select Shares	+	14,675	146,203	69,167	690,751
Total shares sold		**15,560**	**$155,024**	**74,051**	**$739,547**
Shares Reinvested					
Investor Shares		27	$270	28	$283
Select Shares	+	391	3,896	394	3,934
Total shares reinvested		**418**	**$4,166**	**422**	**$4,217**
Shares Redeemed					
Investor Shares		(1,391)	($13,868)	(1,917)	($19,139)
Select Shares	+	(23,021)	(229,359)	(25,976)	(259,176)
Total shares redeemed		**(24,412)**	**($243,227)**	**(27,893)**	**($278,315)**
Net transactions in fund shares		**(8,434)**	**($84,037)**	**46,580**	**$465,449**

Shares Outstanding and Net Assets

		9/1/05-2/28/06		12/16/04-8/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		46,580	$464,493	—	$ —
Total increase or decrease	+	(8,434)	(84,375)	46,580	464,493
End of period		**38,146**	**$380,118**	**46,580**	**$464,493**
Net investment income not yet distributed			**$74**		**$74**

* Commencement of operations.

Schwab Short/Intermediate Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/05–2/28/06*	9/1/04–8/31/05	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)						
Net asset value at beginning of period	10.50	10.69	10.59	10.63	10.42	10.08
Income from investment operations:						
Net investment income	0.15	0.29	0.29	0.30	0.35	0.39
Net realized and unrealized gains or losses	(0.11)	(0.19)	0.10	(0.04)	0.20	0.34
Total income from investment operations	0.04	0.10	0.39	0.26	0.55	0.73
Less distributions:						
Dividends from net investment income	(0.15)	(0.29)	(0.29)	(0.30)	(0.34)	(0.39)
Net asset value at end of period	10.39	10.50	10.69	10.59	10.63	10.42
Total return (%)	0.39[1]	0.94	3.74	2.50	5.37	7.42
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.63[2]	0.63	0.63	0.60	0.49	0.49
Gross operating expenses	0.63[2]	0.63	0.63	0.63	0.70	0.73
Net investment income	2.91[2]	2.73	2.73	2.83	3.29	3.84
Portfolio turnover rate	7[1]	8	19	11	28	14
Net assets, end of period ($ x 1,000,000)	130	141	161	159	139	109

* Unaudited.
[1] Not annualized.
[2] Annualized.

Portfolio Holdings as of February 28, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date. The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity date shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
86.7%	Long-Term Investments	112,392	112,855
12.0%	Short-Term Investments	15,601	15,640
98.7%	Total Investments	**127,993**	**128,495**
1.3%	Other Assets and Liabilities		1,708
100.0%	Net Assets		**130,203**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Long-Term Investments 86.7% of net assets				
ALABAMA 0.5%				
Mobile IDB				
Pollution Control Refunding RB (International Paper Co) Series 1994A	4.65%	12/01/11	600	**608**
ARIZONA 5.0%				
Arizona				
Refunding COP Series 2002B	5.00%	09/01/07 *(a)*	5,000	5,113
Catalina Foothills Unified SD No.16				
GO Refunding Bonds Series 2004	5.00%	07/01/07 *(a)*	1,315	1,342
				6,455
CALIFORNIA 4.8%				
Alameda Public Financing Auth				
RB (1997 RB Refinancing) Series 1999	4.95%	09/02/07	2,065	2,084
California Dept of Water Resources				
Power Supply RB Series 2002A	5.50%	05/01/10	1,000	1,073

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Statewide Communities Development Auth				
RB (Kaiser Permanente) Series 2002D	4.35%	03/01/07 *(b)*	3,000	3,020
				6,177
COLORADO 1.6%				
Adams Cnty SD No.50				
GO Refunding Bonds Series 2004	4.00%	12/01/07 *(a)*	2,000	**2,019**
CONNECTICUT 0.8%				
Connecticut				
GO Refunding Bonds Series 2004B	4.00%	12/01/09 *(a)*	1,000	**1,020**
GEORGIA 5.2%				
Atlanta				
Airport General Refunding RB Series 2003A	5.00%	01/01/10 *(a)*	3,660	3,846
Georgia				
GO Bonds Series 2000D	6.00%	10/01/07	2,865	2,981
				6,827
INDIANA 1.7%				
Lake Cnty				
First Mortgage Lease RB Series 2000	5.25%	08/01/09 *(a)*	2,040	**2,154**
KENTUCKY 2.9%				
Kentucky Property and Building Commission				
RB Project No.71	5.50%	08/01/09	3,500	**3,726**
MARYLAND 0.8%				
Baltimore				
Convention Center Hotel RB Sr Series 2006A	5.00%	09/01/13 *(a)*	1,000	**1,080**
MASSACHUSETTS 3.7%				
Massachusetts				
Special Obligation RB Consolidated Loan Series 2002A	5.00%	06/01/10 *(a)*	2,000	2,118
GO Refunding Bonds Series 2001A	5.50%	01/01/11	2,500	2,706
				4,824

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
MICHIGAN 3.9%				
Detroit				
Capital Improvement Bonds Series 2002A	5.00%	04/01/07 *(a)*	1,000	1,016
Wayne Cnty				
Airport Refunding RB (Detroit Metropolitan Wayne Cnty Airport) Series 2002D	5.00%	12/01/10 *(a)*	3,900	4,098
				5,114
MISSOURI 1.6%				
St Louis Municipal Finance Corporation				
Leasehold Refunding RB Series 2003	5.25%	07/15/10 *(a)*	2,000	**2,136**
NEVADA 1.2%				
Henderson				
Sr Limited Obligation Refunding Bonds (Seven Hills) Series 2001A	4.63%	08/01/11 *(a)*	1,505	**1,579**
NEW JERSEY 3.8%				
Mercer Cnty				
Refunding RB (Regional Sludge) Series 2003	5.00%	12/15/09 *(a)*	1,300	1,371
New Jersey Transit Corp				
COP (Federal Transit Administration Grants) Series 2000B	5.50%	09/15/07 *(a)*	3,500	3,605
				4,976
NEW YORK 10.7%				
New York City				
GO Bonds Fiscal 1999 Series H (Refunded)	4.75%	03/15/07	1,705	1,729
GO Bonds Fiscal 2003 Series J (Refunded)	5.00%	06/01/09	420	440
GO Bonds Fiscal 2003 Series J	5.00%	06/01/09	2,080	2,166
GO Bonds Fiscal 2003 Series A	5.25%	08/01/09	1,825	1,918
GO Bonds Fiscal 2003 Series B	5.25%	08/01/09	1,000	1,051
New York State Dormitory Auth				
Lease RB (State University Dormitory Facilities) Series 2003B	5.25%	07/01/13 *(a)(b)*	2,000	2,178
New York State Urban Development Corp				
State Facilities Refunding RB Series 1995	5.60%	04/01/15	4,000	4,460
				13,942

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
NORTH CAROLINA 4.4%				
Charlotte				
COP (FY2004 Equipment Acquisition) Series 2004C	4.00%	03/01/07	2,540	2,555
North Carolina Municipal Power Agency				
RB (Catawba Electric) Series 1999A	5.75%	01/01/09 *(a)*	3,000	3,187
				5,742
OHIO 2.4%				
Ohio				
Higher Education Capital Facilities Bonds Series II-2001A	5.50%	12/01/08	3,000	**3,156**
OREGON 2.1%				
Oregon				
Refunding COP (Dept of Administrative Services) Series 2002C	5.00%	11/01/07 *(a)*	2,705	**2,769**
PENNSYLVANIA 4.2%				
Pennsylvania IDA				
Economic Development RB Series 1994	7.00%	07/01/07 *(a)*	1,000	1,046
Philadelphia				
Water and Wastewater Refunding RB Series 2001B	5.50%	11/01/11 *(a)*	4,000	4,394
				5,440
PUERTO RICO 1.6%				
Puerto Rico Highway and Transportation Auth				
Refunding RB Series H	5.00%	07/01/10 *(a)(b)*	2,000	**2,110**
SOUTH CAROLINA 2.3%				
Charleston Cnty				
RB (Care Alliance Health Services) Series 1999A	4.25%	08/15/07 *(a)*	3,000	**3,031**
TEXAS 8.4%				
Dallas Water and Sewer Utilities				
Revenue Refunding and Improvement Bonds Series 2003	5.00%	10/01/10 *(a)*	5,000	5,301
Denton Utility System				
Refunding and Improvement RB Series 2001	5.00%	12/01/12 *(a)*	2,030	2,138

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fort Worth				
General Purpose Improvement and Refunding Bonds Series 2001	5.00%	03/01/10	1,090	1,148
Houston Port Auth				
Port Improvement GO Bonds Series 2001B	5.25%	10/01/10 (a)	2,205	2,335
				10,922
WASHINGTON 11.1%				
North Kitsap SD No.400				
Unlimited Tax GO Refunding Bonds Series 2005	5.13%	12/01/16 (a)	4,650	5,108
Port of Seattle				
Passenger Facility Charge RB Series 1998B	5.00%	12/01/07 (a)	1,395	1,427
Snohomish Cnty				
Refunding Limited GO Bonds	4.50%	12/01/12 (a)	1,920	1,982
Washington				
Refunding COP (Dept of Ecology) Series 2001	4.75%	04/01/12 (a)	1,710	1,776
Washington Public Power Supply System				
Refunding RB (Nuclear Project No.2) Series 1993A	5.70%	07/01/08 (a)	4,000	4,200
				14,493
WISCONSIN 2.0%				
Wisconsin				
Master Lease Series 2002D	5.00%	09/01/07 (a)	2,500	**2,555**
Total Long-Term Investments (Cost $112,392)				**112,855**

Short-Term Investments 12.0% of net assets

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
ARIZONA 0.9%				
Catalina Foothills Unified SD No.16				
GO Refunding Bonds Series 2004	4.25%	07/01/06 (a)	1,235	**1,239**
CALIFORNIA 1.1%				
California Dept of Water Resources				
Power Supply RB Series 2002B-2	3.03%	03/01/06 (a)(b)	1,500	**1,500**
DISTRICT OF COLUMBIA 3.1%				
Washington DC Convention Center Auth				
Dedicated Tax Sr Lien RB Series 1998	5.00%	10/01/06 (a)	4,000	**4,037**

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
NEW MEXICO 1.1%				
Farmington				
Pollution Control Refunding RB (Public Service Co of NM-San Juan and Four Corners) Series 2003A	2.10%	04/01/06 (b)	1,500	**1,497**
NEW YORK 0.6%				
Franklin Cnty				
GO Public Improvement Bonds Series 1998	4.25%	11/01/06 (a)	715	**719**
NORTH CAROLINA 1.6%				
North Carolina Municipal Power Agency				
RB (Catawba Electric) Series 1995A	5.10%	01/01/07 (a)	2,000	**2,029**
OHIO 2.8%				
Ohio				
State Facilities Bonds (Administrative Building Fund) Series 1998A	5.13%	10/01/06	3,580	**3,615**
WISCONSIN 0.8%				
Wisconsin Health and Educational Facilities Auth				
RB (Carroll College) Series 1998	4.80%	10/01/06	1,000	**1,004**
Total Short-Term Investments (Cost $15,601)				**15,640**

End of Investments.

At February 28, 2006, the tax basis cost of the fund's investments was $127,993, and the unrealized gains and losses were $1,164 and ($662), respectively.

(a)   Credit-enhanced security
(b)   Variable-rate security

COP   – Certificate of participation
GO   – General obligation
IDA   – Industrial Development Authority
IDB   – Industrial Development Board
RB   – Revenue bond

Statement of
Assets and Liabilities

As of February 28, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (Cost $127,993) (Note 2)	$128,495
Cash	73
Receivables:	
Fund shares sold	27
Interest	1,790
Prepaid expenses	+ 16
Total assets	**130,401**

Liabilities

Payables:	
Fund shares redeemed	161
Transfer agent and shareholder service fees	3
Investment adviser and administrator fees	3
Accrued expenses	+ 31
Total liabilities	**198**

Net Assets

Total assets	130,401
Total liabilities	- 198
Net assets	**$130,203**

Net Assets by Source

Capital received from investors	130,113
Net investment income not yet distributed	24
Net realized capital losses	(436)
Net unrealized capital gains	502

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$130,203		12,527		$10.39

Statement of
Operations

For September 1, 2005 through February 28, 2006; unaudited. All numbers are x 1,000.

Investment Income

Interest	**$2,376**

Net Realized Gains and Losses

Net realized losses on investments	**(36)**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(1,362)**

Expenses

Investment adviser and administrator fees (Note 3)		201
Transfer agent and shareholder service fees (Note 3)		168
Custodian and portfolio accounting fees		15
Professional fees		13
Registration fees		13
Shareholder reports		7
Trustees' fees		5
Other expenses	+	1
Total expenses		**423**

Increase in Net Assets From Operations

Total investment income		2,376
Total expenses	-	423
Net investment income		**1,953**
Net realized losses		(36)
Net unrealized losses	+	(1,362)
Increase in net assets from operations		**$555**

Statements of
Changes in net assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		9/1/05-2/28/06	9/1/04-8/31/05
Net investment income		$1,953	$4,071
Net realized losses		(36)	(249)
Net unrealized losses	+	(1,362)	(2,537)
Increase in net assets from operations		**555**	**1,285**

Distributions Paid

Dividends from net investment income	**$1,953**	**$4,067**

Transactions in Fund Shares

		9/1/05-2/28/06		9/1/04-8/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares sold		1,738	$18,112	5,072	$53,709
Shares reinvested		139	1,449	265	2,801
Shares redeemed	+	(2,803)	(29,191)	(6,979)	(73,888)
Net transactions in fund shares		**(926)**	**($9,630)**	**(1,642)**	**($17,378)**

Shares Outstanding and Net Assets

		9/1/05-2/28/06		9/1/04-8/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		13,453	$141,231	15,095	$161,391
Total decrease	+	(926)	(11,028)	(1,642)	(20,160)
End of period		**12,527**	**$130,203**	**13,453**	**$141,231**
Net investment income not yet distributed			**$24**		**$24**

 See financial notes.

Schwab Long-Term Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/05–2/28/06*	9/1/04–8/31/05	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)						
Net asset value at beginning of period	11.25	11.33	11.04	11.05	10.87	10.24
Income from investment operations:						
Net investment income	0.24	0.45	0.45	0.45	0.49	0.50
Net realized and unrealized gains or losses	(0.12)	(0.08)	0.29	(0.01)	0.17	0.63
Total income from investment operations	0.12	0.37	0.74	0.44	0.66	1.13
Less distributions:						
Dividends from net investment income	(0.22)	(0.45)	(0.45)	(0.45)	(0.48)	(0.50)
Net asset value at end of period	11.15	11.25	11.33	11.04	11.05	10.87
Total return (%)	1.09[1]	3.29	6.77	4.01	6.24	11.29
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[2]	0.65	0.65	0.62	0.49	0.49
Gross operating expenses	0.65[2]	0.66	0.66	0.65	0.74	0.74
Net investment income	3.98[2]	3.98	4.00	4.06	4.49	4.73
Portfolio turnover rate	15[1]	1	10	22	25	35
Net assets, end of period ($ x 1,000,000)	95	93	83	81	85	88

* Unaudited.
[1] Not annualized.
[2] Annualized.

Portfolio Holdings as of February 28, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date. The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity date shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
96.1%	Long-Term Investments	87,682	91,750
2.9%	Short-Term Investments	2,725	2,725
99.0%	Total Investments	90,407	94,475
1.0%	Other Assets and Liabilities		989
100.0%	Net Assets		95,464

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Long-Term Investments 96.1% of net assets				
CALIFORNIA 10.9%				
California State Public Works Board				
Lease Refunding RB (Dept of Health Services-Richmond Laboratory) Series 2005K	5.00%	11/01/24	2,000	2,098
Golden State Tobbacco Securitization Corporation				
Enhanced Tobacco Settlement Asset-Backed Bonds Series 2005A	5.00%	06/01/38 *(a)*	4,000	4,180
Natomas Union SD				
COP Series B	5.00%	02/01/10 *(a) (b)*	1,865	1,963
Oak Valley Hospital District				
GO Bonds (Election of 2004) Series 2005	5.00%	07/01/29 *(a)*	2,065	2,172
				10,413
COLORADO 3.5%				
Colorado Dept of Transportation				
RAN Series 2002B	5.50%	06/15/15 *(a)*	2,000	2,262
Denver City and Cnty				
Airport System Refunding RB Series 2002E	5.50%	11/15/15 *(a)*	1,000	1,082
				3,344

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
DISTRICT OF COLUMBIA 2.3%				
District of Columbia				
COP Series 2003	5.50%	01/01/17 *(a)*	2,000	**2,204**
FLORIDA 2.8%				
Escambia Cnty Health Facilities Auth				
RB (Ascension Health Credit Group) Series 1999A-2	5.75%	11/15/29 *(a)*	2,500	**2,710**
GEORGIA 1.4%				
Fulton Cnty Development Auth				
RB (Tuff Morehouse) Series 2002A	5.50%	02/01/22 *(a)*	1,180	**1,291**
ILLINOIS 2.2%				
Chicago				
Chicago O'Hare International Airport General Airport Third Lien RB Series 2005	5.00%	01/01/29 *(a)*	2,000	**2,103**
INDIANA 1.1%				
Marion Cnty Convention and Recreational Facilities Auth				
Excise Taxes Lease Refunding Sr RB Series 2001A	5.00%	06/01/21 *(a)*	1,000	**1,045**
KENTUCKY 1.1%				
Jefferson Cnty				
Health Facilities RB (University Medical Center) Series 1997	5.25%	07/01/22 *(a)*	1,000	**1,028**
MARYLAND 1.4%				
Baltimore				
Convention Center Hotel RB Sr Series 2006A	5.25%	09/01/23 *(a)*	1,000	1,099
Maryland Housing and Community Development Dept				
RB Series 1996A	5.88%	07/01/16	225	232
				1,331
MASSACHUSETTS 2.5%				
Massachusetts Bay Transportation Auth				
Sr Sales Tax Bonds Series 2005B	5.50%	07/01/23 *(a)*	2,000	**2,350**

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
MICHIGAN 8.7%				
Delta Cnty Economic Development Corp				
Environmental Improvement Refunding RB (MeadWestvaco-Escanaba Paper Co) Series 2002	6.25%	04/15/27	1,000	1,143
Detroit				
Water Supply System Refunding Sr Lien RB Series 2003C	5.25%	07/01/16 (a)	2,620	2,857
Detroit SD				
School Building and Site Improvement Bonds Series 2005A	5.00%	05/01/17 (a)	3,000	3,238
Wayne Cnty Community College				
Improvement Bonds Series 1999	5.50%	07/01/19 (a)	1,000	1,065
				8,303
MISSISSIPPI 4.6%				
Mississippi Hospital Equipment and Facilities Auth				
Refunding RB (Mississippi Baptist Medical Center) Series 1995	6.00%	05/01/13 (a)	2,150	2,181
Walnut Grove Correctional Auth				
COP (Walnut Grove Correctional Facility) Series 1999	6.00%	11/01/19 (a)	2,000	2,205
				4,386
NEVADA 4.6%				
Nevada				
Highway Improvement (Motor Vehicle Fuel Tax) RB Series 2004	5.50%	12/01/18 (a)	2,000	2,240
Nevada Dept of Business and Industry				
RB (Las Vegas Monorail) First Tier Series 2000	5.63%	01/01/32 (a)	2,000	2,169
				4,409
NEW JERSEY 1.7%				
Washington (Township) Board of Education				
Refunding School Bonds	5.25%	01/01/27 (a)	1,400	**1,611**
NEW YORK 5.0%				
Metropolitan Transportation Auth				
Refunding RB Series 2002A	5.50%	11/15/18 (a)	2,000	2,214
New York City				
GO Bonds Fiscal 2005 Series B	5.25%	08/01/15	1,000	1,089
GO Bonds Fiscal 2002 Series G	5.75%	08/01/16	1,325	1,470
				4,773

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
OREGON 3.9%				
Columbia River Peoples' Utility District				
Electric System Revenue Obligations Series 2000B	5.50%	12/01/19 (a)	1,180	1,266
Morrow Cnty SD				
GO Bonds Series 2001	5.63%	06/15/16 (a)	2,235	2,453
				3,719
PENNSYLVANIA 1.6%				
Seneca Valley Unified SD				
GO Refunding Bonds Series 1998AA	5.15%	02/15/20 (a)	1,500	**1,543**
RHODE ISLAND 0.0%				
Rhode Island Housing and Mortgage Finance Corp				
Homeownership Opportunity Bonds Series 10A	6.50%	10/01/22	20	**20**
TEXAS 15.0%				
Austin Combined Utilities				
Refunding RB Series 1997	5.13%	11/15/16 (a)	3,000	3,086
Brazos River Auth				
Refunding RB (Houston Industries) Series 1998A	5.13%	05/01/19 (a)	1,750	1,801
Conroe ISD				
Unlimited Tax Schoolhouse and Refunding Bonds Series 1997	5.25%	02/15/21 (a)	765	777
Unlimited Tax Schoolhouse and Refunding Bonds Series 1997 (Refunded)	5.25%	02/15/21	235	239
Dallas Fort Worth International Airport				
Joint RB Series 2000A	6.00%	11/01/24 (a)	3,500	3,741
Harris Cnty				
Permanent Improvement Refunding Bonds Series 2004A	5.00%	10/01/18	1,885	2,015
Harris Cnty Hospital District				
Refunding RB Series 2000	6.00%	02/15/16 (a)	1,000	1,095
Texas Public Finance Auth				
Refunding RB (Texas Southern University) Series 1998A-1	4.75%	11/01/17 (a)	1,545	1,582
				14,336
VERMONT 2.3%				
Vermont Education and Health Buildings Financing Agency				
Hospital RB (Fletcher Allen Health Care) Series 2000A	6.00%	12/01/23 (a)	2,000	**2,195**

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
WASHINGTON 15.0%				
Clark Cnty SD				
Unlimited Tax GO Bonds Series 1999	5.50%	12/01/17 *(a)*	3,000	3,208
Kent SD No.415				
Unlimited Tax GO Refunding Bonds Series 1993A	5.55%	12/01/11	500	545
King Cnty				
Lease RB (King Street Center) Series 1997	5.13%	06/01/17 *(a)*	1,000	1,030
North Kitsap SD No.400				
Unlimited Tax GO Refunding Bonds Series 2005	5.13%	12/01/18 *(a)*	1,850	2,018
Ocean Shores				
Water and Sewer RB Series 2001	5.50%	12/01/21 *(a)*	2,000	2,182
Washington Health Care Facilities				
RB (Swedish Health System) Series 1998	5.13%	11/15/18 *(a)*	2,000	2,085
RB (Catholic Health Initiatives) Series A	6.00%	12/01/20 *(a)*	3,000	3,265
				14,333
WISCONSIN 4.5%				
Wisconsin				
GO Bonds Series 2005D	5.00%	05/01/21	4,000	**4,303**
Total Long-Term Investments (Cost $87,682)				**91,750**

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 2.9% of net assets				
NEW YORK 1.6%				
Long Island Power Auth				
Electric System Subordinated RB Series 2001-2B	2.93%	03/01/06 *(a) (b)*	1,000	1,000
New York City				
GO Bonds Fiscal 2002 Series A-6	2.98%	03/01/06 *(a)(b)(c)*	100	100
New York City Municipal Water Finance Auth				
Water and Sewer System RB Series 1994G	2.93%	03/01/06 *(a)(b)(c)*	425	425
				1,525
WISCONSIN 1.3%				
Sheboygan				
Pollution Control Refunding RB (Wisconsin Power and Light Co) Series 1991A	3.30%	03/01/06 *(b)*	1,200	**1,200**
Total Short-Term Investments **(Cost $2,725)**				**2,725**

End of Investments.

At 02/28/06, the tax basis cost of the fund's investments was $90,407, and the unrealized gains and losses were $4,122 and ($54), respectively.

(a)   Credit-enhanced security
(b)   Variable-rate security
(c)   Liquidity-enhanced security

COP   – Certificate of participation
  GO   – General obligation
  RB   – Revenue bond

Statement of
Assets and liabilities

As of February 28, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (Cost $90,407) (Note 2)	$94,475
Cash	63
Receivables:	
Fund shares sold	13
Interest	1,167
Receivable from investment adviser	3
Prepaid expenses	+ 9
Total assets	**95,730**

Liabilities

Payables:	
Fund shares redeemed	238
Transfer agent and shareholder service fees	2
Investment adviser and administrator fees	5
Accrued expenses	+ 21
Total liabilities	**266**

Net Assets

Total assets	95,730
Total liabilities	- 266
Net assets	**$95,464**

Net Assets by Source

Capital received from investors	92,536
Net investment income not yet distributed	168
Net realized capital losses	(1,308)
Net unrealized capital gains	4,068

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$95,464		8,560		$11.15

Statement of
Operations

For September 1, 2005 through February 28, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Interest		**$2,128**

Net Realized Gains and Losses		
Net realized gains on investments		**447**

Net Unrealized Gains and Losses		
Net unrealized losses on investments		**(1,315)**

Expenses		
Investment adviser and administrator fees (Note 3)		137
Transfer agent and shareholder service fees (Note 3)		115
Custodian and portfolio accounting fees		14
Professional fees		13
Registration fees		9
Shareholder reports		7
Trustees' fees		4
Other expenses	+	1
Total expenses		300
Expense reduction (Note 3)	-	3
Net expenses		**297**

Increase in Net Assets From Operations		
Total investment income		2,128
Net expenses	-	297
Net investment income		**1,831**
Net realized gains		447
Net unrealized losses	+	(1,315)
Increase in net assets from operations		**$963**

Statements of
Changes in net assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		9/1/05-2/28/06	9/1/04-8/31/05
Net investment income		$1,831	$3,496
Net realized gains		447	—
Net unrealized losses	+	(1,315)	(645)
Increase in net assets from operations		**963**	**2,851**

Distributions Paid

Dividends from net investment income	**$1,830**	**$3,468**

Transactions in Fund Shares

		9/1/05-2/28/06		9/1/04-8/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares sold		1,514	$16,858	2,576	$29,116
Shares reinvested		121	1,351	211	2,387
Shares redeemed	+	(1,320)	(14,672)	(1,846)	(20,848)
Net transactions in fund shares		**315**	**$3,537**	**941**	**$10,655**

Shares Outstanding and Net Assets

		9/1/05-2/28/06		9/1/04-8/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		8,245	$92,794	7,304	$82,756
Total increase	+	315	2,670	941	10,038
End of period		**8,560**	**$95,464**	**8,245**	**$92,794**
Net investment income not yet distributed			**$168**		**$167**

 See financial notes.

Schwab California Tax-Free YieldPlus Fund™

Financial Statements

Financial Highlights

Investor Shares	9/1/05–2/28/06*	12/16/04[1]–8/31/05
Per-Share Data ($)		
Net asset value at beginning of period	9.95	10.00
Income from investment operations:		
Net investment income	0.12	0.15
Net realized and unrealized gains or losses	0.02	(0.05)
Total income from investment operations	0.14	0.10
Less distributions:		
Dividends from net investment income	(0.12)	(0.15)
Net asset value at end of period	9.97	9.95
Total return (%)	1.39[2]	0.98[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.63[3]	0.40[3]
Gross operating expenses	0.64[3]	0.66[3]
Net investment income	2.37[3]	2.12[3]
Portfolio turnover rate	42[2]	52[2]
Net assets, end of period ($ x 1,000,000)	15	19

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	9/1/05– 2/28/06*	12/16/04[1]– 8/31/05
Per-Share Data ($)		
Net asset value at beginning of period	9.95	10.00
Income from investment operations:		
Net investment income	0.13	0.15
Net realized and unrealized gains or losses	0.02	(0.05)
Total income from investment operations	0.15	0.10
Less distributions:		
Dividends from net investment income	(0.13)	(0.15)
Net asset value at end of period	9.97	9.95
Total return (%)	1.47[2]	1.03[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.48[3]	0.28[3]
Gross operating expenses	0.48[3]	0.51[3]
Net investment income	2.54[3]	2.21[3]
Portfolio turnover rate	42[2]	52[2]
Net assets, end of period ($ x 1,000,000)	527	516

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of February 28, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date. The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity date shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
46.2%	Long-Term Investments	251,415	250,320
52.9%	Short-Term Investments	286,843	286,702
99.1%	Total Investments	538,258	537,022
0.9%	Other Assets and Liabilities		4,721
100.0%	Net Assets		541,743

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Long-Term Investments 46.2% of net assets				
CALIFORNIA 45.6%				
California				
Economic Recovery Bonds Series 2004B-4	3.00%	07/01/08 *(a)*	1,000	995
Economic Recovery Bonds Series 2004B-2	5.00%	07/01/07 *(a)(b)*	15,000	15,308
Federal Highway Grant Anticipation Bonds Series 2004A	5.00%	02/01/08 *(c)*	1,360	1,401
Various Purpose GO Bonds	5.00%	02/01/12 *(b)*	7,400	7,902
Economic Recovery Bonds Series 2004A	5.00%	07/01/12 *(b)(c)*	3,950	4,279
GO Bonds	5.25%	11/01/10 *(b)*	12,050	12,922
GO Bonds Series 2002	5.25%	02/01/11 *(b)*	23,310	25,005
GO Bonds	5.25%	10/01/22 *(b)*	14,500	15,552
California Dept of Water Resources				
Power Supply RB Series 2002A	5.50%	05/01/07 *(b)*	11,325	11,587
Power Supply RB Series 2002A	5.50%	05/01/08 *(b)*	8,125	8,467
California Health Facilities Finance Auth				
Refunding RB (Cedars-Sinai Medical Center) Series 2005	5.00%	11/15/08 *(b)*	1,000	1,038
RB (Catholic Healthcare West) Series 2005G	5.00%	07/01/09 *(b)*	1,755	1,830
RB (Catholic Healthcare West) Series 2005G	5.00%	07/01/10 *(b)*	2,000	2,100
Refunding RB (Cedars-Sinai Medical Center) Series 2005	5.00%	11/15/10 *(b)*	2,035	2,148
California Infrastructure and Economic Development Bank				
RB (J. David Gladstone Institutes) Series 2001	4.00%	10/01/07 *(b)*	2,000	2,008

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Public Works Board				
Lease Refunding RB (Dept of Corrections) Series 2004D	4.50%	12/01/07 (c)	3,550	3,618
Lease RB (Butterfield State Office Complex) Series 2005A	5.00%	06/01/07	3,285	3,348
Lease RB (Butterfield State Office Complex) Series 2005A	5.00%	06/01/08 (b)	4,515	4,653
Lease RB (Butterfield State Office Complex) Series 2005A	5.00%	06/01/09	1,940	2,022
Lease Refunding RB (The Trustees of the California State University) Series 1996A	5.50%	10/01/14 (c)	4,125	4,261
California State University				
Trustees Systemwide RB Series 2005C	4.00%	11/01/08	2,050	2,076
Trustees Systemwide RB Series 2005C	4.00%	11/01/09 (b)	3,015	3,064
California State University Channel Islands Financing Auth				
RB (Rental Housing) Series 2001	3.15%	08/01/08 (a)(b)(c)	5,105	5,054
California Statewide Communities Development Auth				
RB (Kaiser Permanente) Series 2004G	2.30%	05/01/07 (a)	2,425	2,394
RB (Kaiser Permanente) Series 2002D	4.35%	03/01/07 (a)(b)	8,610	8,668
RB (Daughters of Charity Health System) Series 2005F	5.00%	07/01/08	1,240	1,274
RB (Daughters of Charity Health System) Series 2005F	5.00%	07/01/09 (b)	2,330	2,415
RB (Huntington Memorial Hospital) Series 2005	5.00%	07/01/09 (b)	3,250	3,384
RB (Daughters of Charity Health System) Series 2005F	5.00%	07/01/10 (b)	2,455	2,559
RB (Daughters of Charity Health System) Series 2005G	5.25%	07/01/11	1,000	1,057
Chula Vista Public Financing Auth				
Refunding RB Series 2005A	4.00%	09/01/12 (b)(c)	2,980	3,062
Del Mar Race Track Auth				
RB Series 2005	5.00%	08/15/07	250	255
RB Series 2005	5.00%	08/15/08	250	257
RB Series 2005	5.00%	08/15/09	500	517
Golden State Tobacco Securitization Corp				
Enhanced Tobacco Settlement Asset-Backed Bonds Series 2005A	5.00%	06/01/16 (b)	4,000	4,015
Enhanced Tobacco Settlement Asset-Backed Bonds Series 2005A	5.00%	06/01/17 (b)	5,500	5,588
Enhanced Tobacco Settlement Asset-Backed Bonds Series 2005A	5.00%	06/01/18	4,000	4,090
Enhanced Tobacco Settlement Asset-Backed Bonds Series 2003B	5.50%	06/01/43 (b)	10,000	11,101
Enhanced Tobacco Settlement Asset-Backed Bonds Series 2003B	5.63%	06/01/38 (b)	16,000	17,887

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Los Angeles Cnty Metropolitan Transportation Auth				
Sales Tax Refunding RB (Prop A) First Tier Sr Series 2003A	5.00%	07/01/10 (c)	1,180	1,257
Sales Tax RB (Prop C) Second Sr Series 2004A	5.00%	07/01/10 (c)	3,390	3,611
Sales Tax Refunding RB (Prop C) Second Sr Series 1998A	5.50%	07/01/10 (c)	2,485	2,696
Los Angeles Cnty Public Works Financing Auth				
Lease Refunding RB (2005 Master Refunding) Series A	5.00%	12/01/08 (c)	1,000	1,043
Modesto Irrigation District Financing Auth				
Refunding RB Series A	6.00%	10/01/15 (b)(c)	5,000	5,178
Orange Cnty Public Financing Auth				
Lease Refunding RB Series 2005	5.00%	07/01/10 (b)(c)	7,155	7,606
San Diego Cnty				
COP (Burnham Institute for Medical Research) Series 2006	5.00%	09/01/09	1,085	1,128
COP (Burnham Institute for Medical Research) Series 2006	5.00%	09/01/10	1,000	1,043
Santa Barbara Redevelopment Agency				
Tax Allocation Refunding Bonds (Central City Redevelopment) Sr Series 1995A	6.00%	03/01/08 (c)	2,490	2,557
Santa Clara				
Insurance Funding Bonds Series 1987	3.00%	04/01/08 (a)(b)(c)	5,000	4,956
Santa Clara Valley Transportation Auth				
Sales Tax RB (Measure A) Series 2003	4.00%	04/01/36 (c)	6,000	6,025
Temecula Valley Unified SD				
GO Refunding Bonds Series 2004	6.00%	08/01/07 (c)	1,000	1,036
				247,297
PUERTO RICO 0.6%				
Puerto Rico Public Buildings Auth				
Government Facilities Refunding RB Series K	4.50%	07/01/07 (a)	3,000	**3,023**
Total Long-Term Investments (Cost $251,416)				**250,320**

Short-Term Investments 52.9% of net assets

CALIFORNIA 47.5%				
Burbank Unified SD				
GO Bonds (1997 Election) Series C	3.00%	08/01/06 (b)(c)	1,820	1,817
California				
Economic Recovery Bonds Series 2004A	3.18%	03/01/06 (b)(d)(e)	10,000	10,000

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
GO CP Notes	3.08%	03/07/06 (d)	10,000	10,000
GO Bonds Series 2003D-4	3.29%	02/01/07 (a)	10,000	10,000
California Dept of Water Resources				
Power Supply RB Series 2002B-5	2.91%	03/01/06 (c)	4,700	4,700
Power Supply RB Series 2002B-2	3.03%	03/01/06 (a)(c)	6,375	6,375
Water System RB (Central Valley Water) Series AD	3.19%	03/02/06 (a)(b)(c)(d)(e)	32,153	32,152
California Health Facilities Finance Auth				
Refunding RB (Cedars-Sinai Medical Center) Series 2005	3.36%	03/02/06 (a)(d)	4,800	4,800
California Infrastructure and Economic Development Bank				
Insured RB (Rand Corp) Series 2002B	2.82%	03/02/06 (a)(c)(d)(e)	3,500	3,500
State School Fund Apportionment Lease RB (Oakland Unified SD Financing) Series 2005C	3.36%	08/11/06 (a)(c)	10,000	10,000
RB (J. David Gladstone Institutes) Series 2001	4.00%	10/01/06 (b)	2,015	2,021
California Pollution Control Finance Auth				
Refunding RB (Southern California Edison Co) Series 1985A	2.00%	03/01/06 (a)	4,200	4,200
Refunding RB (Southern California Edison Co) Series 1986C	2.00%	03/01/06 (a)	2,400	2,400
Refunding RB (Southern California Edison Co) Series 1985C	2.00%	03/01/06 (a)	5,500	5,500
Refunding RB (Southern California Edison Co) Series 1985B	2.00%	03/01/06 (a)	3,165	3,165
California Statewide Communities Development Auth				
RB (Chadwick School) Series 2002	2.25%	12/01/06 (a)(b)(c)	8,000	8,000
RB (Kaiser Permanente) Series 2001C	3.85%	08/01/06 (a)(b)	6,000	6,003
RAN (Vehicle License Fee) Series 2005B-1	4.00%	11/15/06 (c)	3,500	3,517
RB (Huntington Memorial Hospital) Series 2005	5.00%	07/01/06 (b)	3,300	3,314
Del Mar Race Track Auth				
RB Series 2005	4.00%	08/15/06	400	401
Diamond Bar Public Financing Auth				
Lease RB (Community/Senior Center) Series 2002A	3.30%	03/01/06 (a)(b)(c)	3,945	3,945
Los Angeles				
TRAN Series 2005	4.00%	06/30/06 (b)	15,000	15,032
Los Angeles Cnty Metropolitan Transportation Auth				
Second Subordinate Sales Tax Revenue CP Notes Series A	3.05%	03/06/06 (c)	10,000	10,000
Los Angeles Cnty Public Works Financing Auth				
Lease Refunding RB (2005 Master Refunding) Series A	4.00%	12/01/06 (b)(c)	10,000	10,051
Los Angeles Unified SD				
Refunding COP (Multiple Properties) Series 2005C	4.00%	10/02/06 (a)(b)(c)(d)	3,000	3,010

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orange Cnty				
Apartment Development Refunding RB (Vintage Woods) Series 1998H	3.16%	03/02/06 *(a)(c)*	3,500	3,500
Orange Cnty Sanitation District				
Refunding COP Series 2000B	2.90%	03/01/06 *(a)(d)*	11,140	11,140
Sacramento Cnty Sanitation District				
RB (District No.1) Series 2005	3.19%	03/02/06 *(a)(b)(c)(d)(e)*	15,535	15,535
Santa Clara Cnty Financing Auth				
Special Obligation Bonds (Measure B) Series 2003	4.00%	08/01/06	3,000	3,008
Santa Clara Valley Transportation Auth				
Sales Tax RB (Measure A) Series 2004B	5.00%	10/02/06 *(a)(b)(c)*	6,000	6,059
South Coast Local Education Agencies				
Pooled TRAN Series 2005A	4.00%	06/30/06	15,000	15,045
Southern California Metropolitan Water District				
Water RB Series 2001C-2	2.84%	03/01/06 *(a)(d)*	20,000	20,000
Water RB 2000 Authorization Series B-3	2.91%	03/01/06 *(a)(d)*	1,000	1,000
Southern California Public Power Auth				
RB (Mead-Adelanto) Series 1994A	3.35%	07/03/06 *(a)(c)*	8,400	8,400
				257,590
PUERTO RICO 5.4%				
Puerto Rico				
Public Improvement Bonds Series 2000	3.17%	03/02/06 *(a)(c)(d)(e)*	1,930	1,930
Public Improvement Bonds Series 2001A	3.18%	03/02/06 *(a)(c)(d)(e)*	3,135	3,135
TRAN Series 2006	4.50%	07/28/06 *(c)*	10,000	10,047
Puerto Rico Commonwealth Aqueduct and Sewer				
Refunding Bonds Series 1995	3.63%	07/03/06 *(a)(c)*	4,000	4,000
Puerto Rico Highway and Transportation Auth				
Transportation Refunding RB Series L	3.18%	03/02/06 *(a)(c)(d)(e)*	10,000	10,000
				29,112
Total Short-Term Investments (Cost $286,843)				**286,702**

End of Investments.

At February 28, 2006, the tax basis cost of the fund's investments was $538,258, and the unrealized gains and losses were $295 and ($1,531), respectively.

Portfolio Holdings (Unaudited) continued

In addition to the above, the fund held the following at 2/28/06. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains/Losses
10 Years, Short, U S Treasury Notes expires 06/21/06	200	21,581	27
2 Years, Short, U S Treasury Notes expires 06/30/06	350	71,531	(12)
5 Years, Short, U S Treasury Notes expires 06/30/06	655	68,898	44
			59

(a) Variable-rate security
(b) All or a portion of this security is held as collateral for futures contracts and delayed delivery security
(c) Credit-enhanced security
(d) Liquidity-enhanced security
(e) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $31,575 or 5.8% of net assets.

BAN — Bond anticipation note
COP — Certificate of participation
GO — General obligation
RAN — Revenue anticipation note
RB — Revenue bond
TRAN — Tax and revenue anticipation note

Statement of
Assets and liabilities

As of February 28, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (Cost $538,258) (Note 2)	$537,022
Cash	614
Receivables:	
Fund shares sold	1,995
Investment sold	910
Interest	5,268
Receivable from investment adviser	5
Prepaid expenses	+ 6
Total assets	**545,820**

Liabilities

Payables:	
Investments bought	2,166
Due to brokers for futures	300
Fund shares redeemed	1,513
Transfer agent and shareholder service fees	5
Investment adviser and administrator fees	21
Accrued expenses	+ 72
Total liabilities	**4,077**

Net Assets

Total assets	545,820
Total liabilities	- 4,077
Net assets	**$541,743**

Net Assets by Source

Capital received from investors	542,924
Net investment income not yet distributed	76
Net realized capital losses	(80)
Net unrealized capital losses	(1,177)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$14,791		1,484		$9.97
Select Shares	$526,952		52,860		$9.97

Statement of
Operations

For September 1, 2005 through February 28, 2006; unaudited. All numbers are x 1,000.

Investment Income

Interest		$7,743
Dividends	+	6
Total Investment Income		**7,749**

Net Realized Gains and Losses

Net realized losses on investments		(1,701)
Net realized gains on futures contracts	+	2,154
Net Realized Gains		**453**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(939)
Net unrealized gains on futures contracts	+	1,273
Net Unrealized Gains		**334**

Expenses

Investment adviser and administrator fees (Note 3)		894
Transfer agent and shareholder service fees: (Note 3)		
Investor Shares		22
Select Shares		248
Custodian and portfolio accounting fees		38
Professional fees		18
Registration fees		17
Shareholder reports		9
Trustees' fees		4
Other expenses	+	3
Total expense		1,253
Expense reduction (Note 3)	-	5
Net expenses		**1,248**

Increase in Net Assets From Operations

Total investment income		7,749
Net expenses	-	1,248
Net investment income		**6,501**
Net realized gains		453
Net unrealized gains	+	334
Increase in net assets from operations		**$7,288**

Statements of
Changes in net assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	9/1/05-2/28/06	12/16/04*-8/31/05
Net investment income	$6,501	$6,504
Net realized gains or losses	453	(533)
Net unrealized gains or losses	+ 334	(1,511)
Increase in net assets from operations	**7,288**	**4,460**

Distributions Paid

Dividends from Net Investment Income		
Investor Shares	209	215
Select Shares	+ 6,292	6,213
Total dividends from net investment income	**$6,501**	**$6,428**

Transactions in Fund Shares

	9/1/05-2/28/06		12/16/04-8/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	548	$5,456	2,663	$26,571
Select Shares	+ 21,072	209,851	76,735	766,122
Total shares sold	**21,620**	**$215,307**	**79,398**	**$792,693**
Shares Reinvested				
Investor Shares	14	$140	13	$133
Select Shares	+ 512	5,103	464	4,620
Total shares reinvested	**526**	**$5,243**	**477**	**$4,753**
Shares Redeemed				
Investor Shares	(994)	$(9,888)	(760)	$(7,577)
Select Shares	+ (20,610)	(205,222)	(25,313)	(252,385)
Total shares redeemed	**(21,604)**	**($215,110)**	**(26,073)**	**($259,962)**
Net transactions in fund shares	**542**	**$5,440**	**53,802**	**$537,484**

Shares Outstanding and Net Assets

	9/1/05-2/28/06		12/16/04-8/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	53,802	$535,516	–	$–
Total increase	+ 542	6,227	53,802	535,516
End of period	**54,344**	**$541,743**	**53,802**	**$535,516**
Net investment income not yet distributed		**$76**		**$76**

* Commencement of operations

Schwab California Short/Intermediate Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/05–2/28/06*	9/1/04–8/31/05	9/1/03 –8/31/04	9/1/02 –8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)						
Net asset value at beginning of period	10.43	10.63	10.57	10.66	10.51	10.22
Income from investment operations:						
Net investment income	0.17	0.33	0.31	0.32	0.34	0.40
Net realized and unrealized gains or losses	(0.12)	(0.20)	0.06	(0.09)	0.15	0.29
Total income from investment operations	0.05	0.13	0.37	0.23	0.49	0.69
Less distributions:						
Dividends from net investment income	(0.17)	(0.33)	(0.31)	(0.32)	(0.34)	(0.40)
Net asset value at end of period	10.31	10.43	10.63	10.57	10.66	10.51
Total return (%)	0.47[1]	1.21	3.59	2.15	4.66	6.95
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.61[2]	0.61	0.61	0.58	0.49	0.49
Gross operating expenses	0.61[2]	0.61	0.61	0.60	0.66	0.67
Net investment income	3.28[2]	3.10	2.97	2.96	3.29	3.83
Portfolio turnover rate	0[1]	6	17	11	17	30
Net assets, end of period ($ x 1,000,000)	124	136	164	174	184	145

* Unaudited.
[1] Not annualized.
[2] Annualized.

Portfolio Holdings as of February 28, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date. The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity date shown is the later of the next interest rate change date or demand date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
84.8% Long-Term Investments	103,800	105,326
14.4% Short-Term Investments	17,864	17,910
99.2% Total Investments	121,664	123,236
0.8% Other Assets and Liabilities		1,020
100.0% Net Assets		124,256

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Long-Term Investments 84.8% of net assets				
CALIFORNIA 82.3%				
Alameda Cnty				
Refunding COP Series 2001A	5.38%	12/01/09 *(a)*	5,000	5,355
Association of Bay Area Governments				
RB (Brandeis Hillel Day School) Series 2001	3.75%	08/01/31 *(a)*	4,000	4,006
California				
GO Refunding Bonds Series 2002	5.00%	02/01/12 *(a)*	4,000	4,307
GO Bonds Series 2002	5.25%	02/01/11	3,500	3,754
Economic Recovery Bonds Series 2004A	5.25%	07/01/14 *(a)*	3,000	3,333
GO Bonds Series 1998	5.50%	12/01/11 *(a)*	1,665	1,839
California Dept of Water Resources				
Power Supply RB Series 2002A	5.50%	05/01/10	1,315	1,411
California Health Facilities Finance Auth				
RB (Kaiser Permanente) Series 1998B	5.00%	10/01/08	2,500	2,603
California Public Works Board				
Lease RB (UCLA Replacement Hospitals) Series 2002A	4.75%	10/01/09 *(a)*	3,005	3,136
Lease Refunding RB (Regents of the University of California) Series 1998A	5.25%	12/01/07	2,000	2,060
California Statewide Communities Development Auth				
RB (Kaiser Permanente) Series 2002D	4.35%	03/01/07 *(b)*	2,000	2,013

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fremont Union High SD				
GO Bonds (Election of 1998) Series 2000B	5.75%	09/01/08 (a)	1,520	1,608
Golden State Tobacco Securitization Corp				
Enhanced Tobacco Settlement Asset-Backed Bonds Series 2005A	5.00%	06/01/19	2,500	2,578
Intermodal Container Transfer Facility Joint Powers Auth				
Refunding RB Series 1999A	5.00%	11/01/08 (a)	1,210	1,262
Refunding RB Series 1999A	5.00%	11/01/09 (a)	1,375	1,453
Long Beach Harbor				
RB Series 2000A	5.50%	05/15/10	4,000	4,253
Los Angeles Cnty Metropolitan Transportation Auth				
Capital Grant Receipts RB (Gold Line Eastside Extension) Series 2005A	5.00%	10/01/11 (a)	4,000	4,257
Los Angeles Community Redevelopment Agency				
Subordinate Lien Tax Allocation Bonds (Bunker Hill) Series 2004	4.00%	03/01/10	1,950	1,936
Pooled Financing Refunding Bonds Series F	5.00%	09/01/07 (a)	810	829
Lease RB (Vermont Manchester Social Services) Series 2005	5.00%	09/01/14 (a)	1,995	2,164
Los Angeles State Building Auth				
Lease Refunding RB (California Dept of General Services) Series 1993A	5.63%	05/01/11 (a)	3,500	3,769
Los Angeles Unified SD				
GO Bonds (Election of 1997) Series 2000D	5.50%	07/01/10	4,000	4,327
Oakland				
Refunding COP (Oakland Museum) Series 2002A	5.00%	04/01/10 (a)	2,015	2,137
Refunding COP (Oakland Museum) Series 2002A	5.00%	04/01/11 (a)	1,460	1,564
Oceanside Community Development Commission				
M/F Rental Housing Refunding RB (Vista Del Oro Apts) Series 2001A	4.45%	04/01/31 (a)	1,250	1,290
Orange Cnty				
Recovery COP Series 1996A	6.00%	07/01/08 (a)	3,000	3,179
Port of Oakland				
RB Series 2000K	5.50%	11/01/08 (a)	3,000	3,140
Redding Joint Powers Financing Auth				
Electric System RB Series 1996A	5.50%	06/01/11 (a)	2,000	2,051
Riverside				
COP (Capital Improvements Projects) Series 2003	5.00%	09/01/14 (a)	1,470	1,597
COP (Capital Improvements Projects) Series 2003	5.00%	09/01/15 (a)	1,545	1,666
Riverside Cnty Asset Lease Corp				
Leasehold RB (Riverside Cnty Hospital) Series 2003A	5.00%	06/01/09 (a)	2,555	2,668

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
San Bernardino Cnty				
M/F Housing Refunding RB Series 2001A	4.45%	05/01/31 *(a)*	1,300	1,354
San Diego Unified SD				
GO Bonds (Election of 1998-Series F) Series 2004	5.00%	07/01/15 *(a)*	1,095	1,191
San Francisco Airports Commission				
Second Series RB (San Francisco International Airport) Series 22	5.25%	05/01/11 *(a)*	3,065	3,194
Second Series RB (San Francisco International Airport) Series 15	5.50%	05/01/09 *(a)*	2,000	2,101
San Francisco State University				
Student Housing RB (Auxiliary Organization) Series 1999	5.00%	07/01/08	400	408
San Jose				
Airport Refunding RB Series 2002B	5.00%	03/01/11 *(a)*	2,625	2,772
San Jose Redevelopment Agency				
Tax Allocation Bonds (Merged Area Redevelopment) Series 2002	4.00%	08/01/10 *(a)*	5,000	5,118
Santa Clara Cnty Financing Auth				
Lease RB (VMC Facility) Series 1994A	7.75%	11/15/10 *(a)*	1,000	1,177
Vernon				
Electric System RB (Malburg Generating Station) Series 2003C	5.00%	04/01/11 *(a)*	1,320	1,364
Electric System RB (Malburg Generating Station) Series 2003C	5.25%	04/01/15 *(a)*	1,905	1,978
				102,202
PUERTO RICO 2.5%				
Puerto Rico Electric Power Auth				
Refunding RB Series CC	5.50%	07/01/08 *(a)*	3,000	**3,124**
Total Long-Term Investments (Cost $103,800)				**105,326**

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 14.4% of net assets				
CALIFORNIA 12.0%				
Alameda Cnty				
COP (Refunding and Capital Projects) Series 1998A	5.00%	12/01/06 *(a)*	3,480	3,523
California				
Economic Recovery Bonds Series 2004C-6	2.90%	03/01/06 *(a)(b)*	200	200
GO Bonds Series 1992	6.30%	09/01/06	2,235	2,267
California Dept of Water Resources				
Power Supply RB Series 2002B-2	3.03%	03/01/06 *(a) (b)*	2,700	2,700
California Public Works Board				
Energy Efficiency Refunding RB Series 1998B	4.00%	09/01/06 *(a)*	1,155	1,158
California Statewide Communities Development Auth				
Refunding RB (Sherman Oaks) Series 1998A	5.00%	08/01/06 *(a)*	2,500	2,516
Northern California Power Agency				
Refunding RB (Geothermal Project 3) Series 1993A	5.60%	07/01/06	2,000	2,016
San Francisco Bay Area Transit Financing Auth				
Bridge Toll Notes Series 1999	5.00%	02/01/07	500	504
				14,884
PUERTO RICO 2.4%				
Puerto Rico Aqueduct and Sewer Auth				
Refunding Bonds Series 1995	6.00%	07/01/06 *(a)*	3,000	**3,026**
Total Short-Term Investments (Cost $17,864)				**17,910**

End of Investments.

At February 28, 2006, the tax basis cost of the fund's investments was $121,664, and the unrealized gains and losses were $1,858 and ($286), respectively.

(a)   Credit-enhanced security
(b)   Variable-rate security

COP   – Certificate of participation
GO   – General obligation
RB   – Revenue bond

Statement of
Assets and Liabilities

As of February 28, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (Cost $121,664) (Note 2)	$123,236
Cash	31
Receivables:	
Fund shares sold	300
Interest	1,682
Prepaid expenses	+ 7
Total assets	**125,256**

Liabilities

Payables:	
Fund shares redeemed	958
Transfer agent and shareholder service fees	3
Investment adviser and administrator fees	3
Dividends to shareholders	1
Accrued expenses	+ 35
Total liabilities	**1,000**

Net Assets

Total assets	125,256
Total liabilities	- 1,000
Net assets	**$124,256**

Net Assets by Source

Capital received from investors	122,825
Net investment income not yet distributed	8
Net realized capital losses	(149)
Net unrealized capital gains	1,572

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$ 124,256		12,048		$ 10.31

Statement of
Operations

For September 1, 2005 through February 28, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Interest		**$2,514**
Net Realized Gains and Losses		
Net realized losses on investments		**(75)**
Net Unrealized Gains and Losses		
Net unrealized losses on investments		**(1,437)**
Expenses		
Investment adviser and administrator fees (Note 3)		194
Transfer agent and shareholder service fees (Note 3)		162
Custodian and portfolio accounting fees		16
Professional fees		13
Trustees' fees		5
Shareholder reports		3
Registration fees		1
Other expenses	+	1
Total expenses		**395**
Increase in Net Assets From Operations		
Total investment income		2,514
Total expenses	-	395
Net investment income		**2,119**
Net realized losses		(75)
Net unrealized losses	+	(1,437)
Increase in net assets from operations		**$607**

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	9/1/05-2/28/06	9/1/04-8/31/05
Net investment income	$2,119	$4,664
Net realized losses	(75)	(18)
Net unrealized losses	+ (1,437)	(2,927)
Increase in net assets from operations	**607**	**1,719**

Distributions Paid

Dividends from net investment income	**$2,119**	**$4,662**

Transactions in Fund Shares

	9/1/05-2/28/06		9/1/04-8/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,146	$11,857	2,259	$23,744
Shares reinvested	153	1,579	312	3,282
Shares redeemed	+ (2,269)	(23,459)	(4,934)	(51,844)
Net transactions in fund shares	**(970)**	**($10,023)**	**(2,363)**	**($24,818)**

Shares Outstanding and Net Assets

	9/1/05-2/28/06		9/1/04-8/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	13,018	$135,791	15,381	$163,552
Total decrease	+ (970)	(11,535)	(2,363)	(27,761)
End of period	**12,048**	**$124,256**	**13,018**	**$135,791**
Net investment income not yet distributed		**$8**		**$8**

Schwab California Long-Term Tax-Free Bond Fund™

Financial Statements

Financial Highlights

	9/1/05– 2/28/06*	9/1/04– 8/31/05	9/1/03 – 8/31/04	9/1/02 – 8/31/03	9/1/01– 8/31/02	9/1/00– 8/31/01
Per-Share Data ($)						
Net asset value at beginning of period	11.84	11.78	11.45	11.69	11.63	11.06
Income from investment operations:						
Net investment income	0.29	0.51	0.50	0.49	0.53	0.55
Net realized and unrealized gains or losses	(0.18)	0.10	0.33	(0.24)	0.05	0.57
Total income from investment operations	0.11	0.61	0.83	0.25	0.58	1.12
Less distributions:						
Dividends from net investment income	(0.24)	(0.50)	(0.50)	(0.49)	(0.52)	(0.55)
Distributions from net realized gains	(0.01)	(0.05)	—	—	—	—
Total distributions	(0.25)	(0.55)	(0.50)	(0.49)	(0.52)	(0.55)
Net asset value at end of period	11.70	11.84	11.78	11.45	11.69	11.63
Total return (%)	1.00[1]	5.24	7.36	2.14	5.14	10.38
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.60[2]	0.61	0.61	0.58	0.49	0.49
Gross operating expenses	0.60[2]	0.61	0.61	0.60	0.64	0.65
Net investment income	4.21[2]	4.27	4.30	4.16	4.58	4.86
Portfolio turnover rate	11[1]	8	15	29	34	37
Net assets, end of period ($ x 1,000,000)	204	199	180	194	238	215

* Unaudited.

1 Not annualized.

2 Annualized.

 See financial notes.

Portfolio Holdings as of February 28, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio and their value as of the report date. The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity date shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.1%	Long-Term Investments	192,856	201,768
2.0%	Short-Term Investments	4,100	4,100
101.1%	Total Investments	196,956	205,868
(1.1)%	Other Assets and Liabilities		(2,337)
100.0%	Net Assets		203,531

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Long-Term Investments 99.1% of net assets				
CALIFORNIA 99.1%				
Alameda Cnty				
COP (Alameda Cnty Medical Center) Series 1998	5.38%	06/01/18 *(a)*	3,400	3,570
Alameda Corridor Transportation Auth				
Sr Lien RB Series 1999A	5.13%	10/01/16 *(a)*	1,170	1,250
Anaheim Public Financing Auth				
Sr Lease RB Series 1997A	6.00%	09/01/24 *(a)*	5,000	6,024
Association of Bay Area Governments				
RB (Brandeis Hillel Day School) Series 2001	3.75%	08/01/31 *(a)*	1,700	1,702
Tax Allocation RB (California Redevelopment Agency Pool) Series 1997A-6	5.25%	12/15/17 *(a)*	1,200	1,259
Revenue COP (Lytton Gardens, Inc) Series 1999	6.00%	02/15/30	3,000	3,163
RB (Schools of the Sacred Heart-San Francisco) Series 2000A	6.45%	06/01/30	1,500	1,604
Brea Olinda Unified SD				
GO Bonds Series 1999A	5.60%	08/01/20 *(a)*	1,000	1,082
Burbank Public Finance Auth				
RB (Golden State Redevelopment) Series 2003A	5.25%	12/01/17 *(a)*	2,825	3,105
RB (Golden State Redevelopment) Series 2003A	5.25%	12/01/18 *(a)*	2,175	2,383

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California				
Various Purpose GO Bonds	5.25%	11/01/17	3,000	3,262
Home Purchase RB (Dept of Veterans Affairs) Series 2002A	5.30%	12/01/21 *(a)*	5,000	5,321
GO Bonds	5.63%	05/01/18	1,000	1,091
California Dept of Water Resources				
Power Supply RB Series 2002A	5.75%	05/01/17	3,000	3,392
California Educational Facilities Auth				
RB (California College of Arts and Crafts) Series 2001	5.75%	06/01/25	1,800	1,888
RB (Pepperdine University) Series 2000	5.75%	09/15/30 *(a)*	3,000	3,199
California Health Facilities Finance Auth				
Refunding RB (Cedars-Sinai Medical Center) Series 2005	5.00%	11/15/27	4,000	4,127
Hospital Refunding RB (Childrens Hospital-San Diego) Series 1996	5.38%	07/01/16 *(a)*	5,180	5,317
California HFA				
M/F Rental Housing RB II Series 1992B	6.70%	08/01/15	365	367
California Infrastructure and Economic Development Bank				
RB (The J. David Gladstone Institutes) Series 2001	5.50%	10/01/19	1,250	1,343
California State Public Works Board				
Lease RB (Dept of Corrections) Series 2003	5.50%	06/01/17	6,970	7,675
Lease Refunding RB (Dept of Health Services-Richmond Laboratory) Series 2005K	5.00%	11/01/24	3,000	3,147
California Statewide Communities Development Auth				
RB (Huntington Memorial Hospital) Series 2005	5.00%	07/01/18	6,190	6,573
RB (Daughters of Charity Health System) Series 2005A	5.25%	07/01/24	1,500	1,570
COP (Internext Group) Series 1999	5.38%	04/01/17	4,720	4,837
Collateralized RB Series 2001A	7.00%	04/20/36 *(a)*	4,000	4,533
Colton Public Finance Auth				
Special Tax RB Series 1996	5.45%	09/01/19 *(a)*	3,020	3,111
Contra Costa Cnty Public Financing Auth				
Tax Allocation RB Series 2003A	5.63%	08/01/33	5,000	5,248
East Bay Municipal Utility District				
Water System Subordinated RB Series 2005A	5.00%	06/01/35 *(a)*	4,000	4,221
Water System Subordinated RB Series 1998	5.25%	06/01/19	2,600	2,733
Escondido				
Revenue COP Series 2000A	6.00%	09/01/31 *(a)*	1,915	2,110
Fontana Redevelopment Agency				
Tax Allocation Refunding Bonds (Jurupa Hills Redevelopment) Series 1997A	5.50%	10/01/19	3,500	3,637

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Foothill-Eastern Transportation Corridor Agency				
Toll Road Refunding RB Series 1999	5.13%	01/15/19 (a)	5,000	5,307
Golden State Tobacco Securitization Corp				
Enhanced Tobacco Settlement Asset-Backed Bonds Series 2005A	5.00%	06/01/19	2,500	2,577
Huntington Beach				
Lease RB (Capital Improvement Financing) Series 2000A	5.50%	09/01/20 (a)	1,500	1,613
Inglewood Redevelopment Agency				
Tax Allocation Refunding Bonds (Merged Redevelopment) Series 1998A	5.25%	05/01/16 (a)	1,000	1,117
Lancaster Redevelopment Agency				
Combined Redevelopment Project Areas (Housing Programs) Subordinate Tax Allocation Refunding Bonds Series 2003	4.75%	08/01/33 (a)	2,000	2,037
Los Angeles Community Redevelopment Agency				
Lease RB (Vermont Manchester Social Services) Series 2005	5.00%	09/01/17 (a)	2,310	2,489
Los Angeles Dept of Water and Power				
Water System RB Series 2006A-2	5.00%	07/01/35 (a)	3,000	3,181
Los Angeles Unified SD				
GO Bonds (Election of 2004) Series F	4.75%	07/01/27 (a)	4,000	4,142
Bonds (Election of 2005) Series C	5.00%	07/01/26 (a)	2,000	2,140
Lynwood Public Financing Auth				
Lease Refunding RB (Public Capital Improvement) Series 2003	5.00%	09/01/18 (a)	1,000	1,070
Montclair Financing Auth				
Lease RB (Public Facilities) Series 2005	4.60%	10/01/25 (a)	2,000	2,038
Oakland Joint Power Financing Auth				
Reassessment RB Series 1999	5.50%	09/02/24	990	1,051
Oakland Redevelopment Agency				
Subordinated Tax Allocation Bonds (Central District Redevelopment) Series 2003	5.50%	09/01/14 (a)	1,615	1,796
Port of Oakland				
RB Series 2000K	5.75%	11/01/29 (a)	3,500	3,730
Riverside Cnty Public Finance Auth				
Tax Allocation RB (Riverside Cnty Redevelopment) Series 1997A	5.63%	10/01/33	3,490	3,603
Sacramento Finance Auth				
Tax Allocation RB Series 2005A	5.00%	12/01/34 (a)	2,615	2,744
Lease RB (Cal EPA Building) Series 1998A	5.25%	05/01/19 (a)	1,575	1,657
Capital Improvement RB Series 1999	5.88%	12/01/29 (a)	3,000	3,316

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Salinas Valley Solid Waste Auth				
RB Series 2002	5.13%	08/01/22 (a)	2,210	2,329
San Diego Cnty				
COP (Burnham Institute for Medical Research) Series 2006	5.00%	09/01/34	5,000	5,060
San Diego Redevelopment Agency				
Subordinate Tax Allocation Bonds (Horton Plaza Redevelopment) Series 2000	5.80%	11/01/21	2,500	2,665
San Francisco Airports Commission				
Second Series Refunding RB (San Francisco International Airport) Series 30	5.00%	05/01/17 (a)	3,680	3,977
Second Series RB (San Francisco International Airport) Series 22	5.00%	05/01/19 (a)	2,000	2,055
Second Series RB (San Francisco International Airport) Series 12B	5.63%	05/01/21 (a)	2,000	2,028
San Francisco Bay Area Rapid Transit				
Sales Tax RB Series 1999	5.50%	07/01/26 (a)	1,000	1,076
Sales Tax RB Series 1999	5.50%	07/01/34 (a)	2,500	2,689
San Francisco State University				
Student Housing RB (Auxiliary Organization) Series 1999	5.20%	07/01/19	1,150	1,189
San Luis Obispo Cnty Finance Auth				
RB (Lopez Dam Improvement) Series 2000A	5.38%	08/01/24 (a)	1,000	1,065
Santa Ana Unified SD				
GO Bonds (Election of 1999) Series 2000	5.70%	08/01/29 (a)	6,000	6,568
Santa Clara Cnty Financing Auth				
Lease RB (VMC Facility) Series 1994A	7.75%	11/15/10 (a)	1,460	1,718
Santa Clara Redevelopment Agency				
Tax Allocation Refunding RB (Bayshore North)	7.00%	07/01/10 (a)	1,500	1,624
South Orange Cnty Public Financing Auth				
Special Tax RB Series 1999A	5.25%	08/15/18 (a)	3,095	3,272
Stockton				
Mello Roos RB (Community Facilities District No.1) Series 1998A	5.80%	09/01/14	5,875	6,034
Taft City Elementary SD				
GO Bonds Series 2001A	4.90%	08/01/20 (a)	1,080	1,142
Tri-City Hospital District				
Refunding RB Series 1996A	5.63%	02/15/17 (a)	1,000	1,030
Truckee Public Financing Auth				
Lease RB Series 2000A	5.88%	11/01/25 (a)	1,490	1,613

Portfolio Holdings (Unaudited) continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Vallejo				
Refunding RB (Water Improvement) Series 1996A	5.70%	05/01/16 *(a)*	2,000	2,048
West Basin Water District				
COP Refunding RB (1992 Projects) Series 1997A	5.50%	08/01/22 *(a)*	1,000	1,038
Whittier				
RB (Presbyterian Intercommunity Hospital) Series 2002	5.60%	06/01/22	2,000	2,096
Total Long-Term Investments (Cost $192,856)				**201,768**

Short-Term Investments 2.0% of net assets				

CALIFORNIA 2.0%				
California				
Economic Recovery Bonds Series 2004C-6	2.90%	03/01/06 *(a)(b)*	100	100
Economic Recovery Bonds Series 2004C-3	2.91%	03/01/06 *(b)(c)*	2,400	2,400
Economic Recovery Bonds Series 2004C-1	3.03%	03/01/06 *(b)(c)*	600	600
California Dept of Water Resources				
Power Supply RB Series 2002B-2	3.03%	03/01/06 *(a)(b)*	1,000	1,000
Total Short-Term Investments (Cost $4,100)				**4,100**

End of Investments.

At February 28, 2006, the tax basis cost of the fund's investments was $196,956, and the unrealized gains and losses were $8,955 and ($43), respectively.

(a) Credit-enhanced security
(b) Variable-rate security
(c) Liquidity-enhanced security

COP – Certificate of participation
GO – General obligation
HFA – Housing Finance Agency
RB – Revenue bond

Statement of
Assets and Liabilities

As of February 28, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (Cost $196,956) (Note 2)	$205,868
Cash	11
Receivables:	
Fund shares sold	103
Investments sold	280
Interest	2,743
Prepaid expenses	+ 3
Total assets	**209,008**

Liabilities

Payables:	
Investments bought	5,043
Fund shares redeemed	387
Transfer agent and shareholder service fees	4
Investment adviser and administrator fees	5
Dividends to shareholders	2
Accrued expenses	+ 36
Total liabilities	**5,477**

Net Assets

Total assets	209,008
Total liabilities	- 5,477
Net assets	**$203,531**

Net Assets by Source

Capital received from investors	193,718
Net investment income not yet distributed	280
Net realized capital gains	621
Net unrealized capital gains	8,912

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$203,531		17,395		$11.70

 See financial notes.

Statement of
Operations

For September 1, 2005 through February 28, 2006; unaudited. All numbers are x 1,000.

Investment Income

Interest	**$4,733**

Net Realized Gains and Losses

Net realized gains on investments	**621**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(2,844)**

Expenses

Investment adviser and administrator fees (Note 3)		295
Transfer agent and shareholder service fees (Note 3)		246
Custodian and portfolio accounting fees		19
Professional fees		13
Shareholder reports		6
Trustees' fees		5
Registration fees		2
Other expenses	+	1
Total expenses		**587**

Increase in Net Assets From Operations

Total investment income		4,733
Total expenses	-	587
Net investment income		**4,146**
Net realized gains		621
Net unrealized losses	+	(2,844)
Increase in net assets from operations		**$1,923**

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		9/1/05-2/28/06	9/1/04-8/31/05
Net investment income		$4,146	$8,007
Net realized gains		621	184
Net unrealized gains or losses	+	(2,844)	1,411
Increase in net assets from operations		**1,923**	**9,602**

Distributions Paid

Dividends from net investment income		4,145	7,936
Distributions from net realized gains	+	192	723
Total distributions		**$4,337**	**$8,659**

Transactions in Fund Shares

		9/1/05-2/28/06		9/1/04-8/31/05	
		SHARES	VALUE	SHARES	VALUE
Shares sold		2,163	$25,296	4,394	$51,886
Shares reinvested		247	2,882	440	5,188
Shares redeemed	+	(1,859)	(21,706)	(3,283)	(38,729)
Net transactions in fund shares		**551**	**$6,472**	**1,551**	**$18,345**

Shares Outstanding and Net Assets

		9/1/05-2/28/06		9/1/04-8/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		16,844	$199,473	15,293	$180,185
Total increase	+	551	4,058	1,551	19,288
End of period		**17,395**	**$203,531**	**16,844**	**$199,473**
Net investment income not yet distributed			**$280**		**$279**

 See financial notes.

Financial Notes, unaudited

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds in this report highlighted:

Schwab Investments (organized October 26, 1990)
  Schwab Tax-Free YieldPlus Fund™
  Schwab Short/Intermediate Tax-Free Bond Fund™
  Schwab Long-Term Tax-Free Bond Fund™
  Schwab California Tax-Free YieldPlus Fund™
  Schwab California Short/Intermediate Tax-Free Bond Fund™
  Schwab California Long-Term Tax-Free Bond Fund™

Schwab 1000 Index® Fund
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™

Both Schwab Tax-Free YieldPlus Fund and Schwab California Tax-Free YieldPlus Fund offer two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Short/Intermediate Tax-Free Bond Fund, Schwab Long-Term Tax-Free Bond Fund, California Short/Intermediate Tax-Free Bond Fund, and California Long-Term Tax-Free Bond Fund each offers one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

2. Significant Accounting Policies:

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements:

(a) Security Valuation:

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

Bonds and notes: valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

Securities for which no quoted value is available: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees. In the determination of a fair valuation the guidelines include but are not limited to the use of analytical data, business conditions, recent trades, general and/or specific market trends and any emergency or significant events that would have a material impact on the value of the security.

Financial Notes, unaudited (continued)

Unless stated, all dollar amounts are x 1,000.

Futures: open contracts are valued at their settlement prices as of the close of their exchanges. When a fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

Short-term securities (60 days or less to maturity): valued at amortized cost.

(b) Portfolio Investments:

Future Contract: The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or due to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved.

For the period ended February 28, 2006, purchases and sales of securities (excluding short-term obligations and securities sold short) were as follows:

	Purchases	Sales/Maturities
Tax-Free YieldPlus Fund	$83,634	$65,212
Short/Intermediate Tax-Free Bond Fund	9,460	11,033
Long-Term Tax-Free Bond Fund	20,533	13,462
California Tax-Free YieldPlus Fund	136,689	130,936
California Short/Intermediate Tax-Free Bond Fund	0	11,764
California Long-Term Tax-Free Bond Fund	32,594	21,322

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

Financial Notes, unaudited (continued)

Unless stated, all dollar amounts are x 1,000.

(d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than its face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The funds declare dividends every day they are open for business. These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, required by securities law.

(e) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

(f) Accounting Estimates:

The accounting policies described in this report conform to accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

(g) Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the

Financial Notes, unaudited (continued)

Unless stated, all dollar amounts are x 1,000.

funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

3. Affiliates and Affiliated Transactions:

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as each fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to each fund, the investment adviser is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

Average daily net assets	Tax-Free YieldPlus Fund	Short/ Intermediate Tax-Free Bond Fund	Long-Term Tax-Free Bond Fund	California Tax-Free YieldPlus Fund	California Short/ Intermediate Tax-Free Bond Fund	California Long-Term Tax-Free Bond Fund
First $500 million	0.35%	0.30%	0.30%	0.35%	0.30%	0.30%
Over $500 million	0.30%	0.22%	0.22%	0.30%	0.22%	0.22%

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

	Transfer Agent Fees	Shareholder Service Fees
Investor Shares	0.05%	0.20%
Select Shares*	0.05%	0.05%

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with certain funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through November 14, 2006, as follows:

	Tax-Free YieldPlus Fund	Short/ Intermediate Tax-Free Bond Fund	Long-Term Tax-Free Bond Fund	California Tax-Free YieldPlus Fund	California Short/ Intermediate Tax-Free Bond Fund	California Long-Term Tax-Free Bond Fund
Investor Shares	0.64%	0.65%	0.65%	0.64%	0.65%	none
Select Shares*	0.49%	n/a	n/a	0.49%	n/a	none

* Select Shares are only offered by Tax-Free YieldPlus Fund and California Tax-Free YieldPlus Fund.

Financial Notes, unaudited (continued)

Unless stated, all dollar amounts are x 1,000.

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. As of February 28, 2006, each fund's total security transactions with other Schwab Funds were as follows:

Tax-Free YieldPlus Fund	$700
Short/Intermediate Tax-Free Bond Fund	—
Long-Term Tax-Free Bond Fund	200
California Tax-Free YieldPlus Fund	2,125
California Short/Intermediate Tax-Free Bond Fund	200
California Long-Term Tax-Free Bond Fund	2,825

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

4. Federal Income Taxes:

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of paydown gains and losses and amortization of bond discounts and premiums. As long as a fund meets the tax require-ments, it is not required to pay federal income tax.

Financial Notes, unaudited (continued)

Unless stated, all dollar amounts are x 1,000.

As of August 31, 2005, the components of undistributed earnings on a tax basis were as follows:

	Tax-Free Yield Plus Fund	Short/ Intermediate Tax-Free Bond Fund	Long-Term Tax-Free Bond Fund	California Tax-Free YieldPlus Fund	California Short/ Intermediate Tax-Free Bond Fund	California Long-Term Tax-Free Bond Fund
Undistributed tax-exempt income	$202	$106	$94	$227	$113	$277
Undistributed ordinary income	—	—	—	—	23	
Undistributed long-term capital gains	—	—	—	—	—	169
Total undistributed earnings	**$202**	**$106**	**$94**	**$227**	**$113**	**$469**

The funds had deferred current fiscal year's capital losses occurred after October 31, to the next fiscal year ending at August 31, 2006. The aggregate amounts of these deferred losses are:

	Tax-Free Yield Plus Fund	Short/ Intermediate Tax-Free Bond Fund	Long-Term Tax-Free Bond Fund	California Tax-Free YieldPlus Fund	California Short/ Intermediate Tax-Free Bond Fund	California Long-Term Tax-Free Bond Fund
Deferred capital losses	$273	$248	—	$1,747	$14	—
Capital losses utilized	—	—	$8	—	—	—

As of August 31, 2005, the following funds had capital loss carry forwards available to offset future net capital gains before the expiration dates:

Expires	Tax-Free Yield Plus Fund	Short/ Intermediate Tax-Free Bond Fund	Long-Term Tax-Free Bond Fund	California Tax-Free YieldPlus Fund	California Short/ Intermediate Tax-Free Bond Fund	California Long-Term Tax-Free Bond Fund
2008	—	—	—	—	$28	—
2009	—	$120	$1,755	—	—	—
2010	—	32	—	—	—	—
2012	—	—	—	—	10	—
2013	—	—	—	—	22	—
Total	—	**$152**	**$1,755**	—	**$60**	—

Financial Notes, unaudited (continued)

Unless stated, all dollar amounts are x 1,000.

The tax-basis components of distributions during the current and prior fiscal years were:

	Tax-Free Yield Plus Fund	Short/ Intermediate Tax-Free Bond Fund	Long-Term Tax-Free Bond Fund	California Tax-Free YieldPlus Fund	California Short/ Intermediate Tax-Free Bond Fund	California Long-Term Tax-Free Bond Fund
Current period distributions						
From tax-exempt income	$5,224	$1,953	$1,830	$6,501	$2,119	$4,145
From ordinary income	—	—	—	—	—	—
From long-term capital gains	—	—	—	—	—	$192
Prior period distributions						
From tax-exempt income	$5,686	$4,067	$3,468	$6,428	$4,662	$7,936
From ordinary income	—	—	—	—	—	51
From long-term capital gains	—	—	—	—	—	672

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of August 31, 2005, the funds made the following reclassifications:

	Tax-Free Yield Plus Fund	Short/ Intermediate Tax-Free Bond Fund	Long-Term Tax-Free Bond Fund	California Tax-Free YieldPlus Fund	California Short/ Intermediate Tax-Free Bond Fund	California Long-Term Tax-Free Bond Fund
Capital shares	—	—	—	—	—	—
Undistributed net investment income	$(42)	$(1)	$(8)	—	$(4)	$(8)
Net realized capital gains and losses	$42	$1	$8	—	$4	$8

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees		
Name and Year of Birth	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate). *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University, and *in 2001,* Special Advisor to the President.
		Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Trustee, Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2]

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04:* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98:* Dean of the Haas School of Business, University of California, Berkeley (higher education). Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Ditech Communications Corp. (voice communications technology); Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3]
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03:* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education); Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art; Trustee, Stanford University.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04:* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02:* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	President, Chief Executive Officer and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc.; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98:* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04:* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset-backed securities Bond or other debt securities that represent ownership in a pool of assets such as credit card debt.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

average rate The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

call An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

call protection A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

certificate of participation A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

coupon, coupon rate The annual rate of interest paid until maturity by the issuer of a debt security.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. See chart below.

credit risk The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

discount rate The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

Credit Ratings

Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.



Credit Quality
Capacity to Make Payments
Investment Grade Bonds
Below Investment Grade Bonds
AAA
AA
A
BBB
BB
B
CCC
CC
C
D
Strongest
Adequate
Somewhat speculative
Highly speculative
In default

dividend Money from earnings that is distributed to shareholders as a given amount per share.

duration A measure of a bond's sensitivity to interest rates. Calculations of duration generally take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price. The duration of a portfolio equals the market value weighted average of the duration of the bonds held in the portfolio.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

general obligation bonds Municipal bonds that are secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

interest Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

interest rate risk The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

market risk Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

maturity The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

mortgage-backed securities Bond or other debt securities that represent ownership in a pool of mortgage loans.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

prepayment risk The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue bonds Municipal bonds that are issued to finance public works projects and are secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 − 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

weighted average maturity For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

yield to maturity The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.
MFR13481-09

Semiannual report dated February 28, 2006 enclosed.

Schwab Bond Funds

Schwab YieldPlus Fund®

Schwab Short-Term
Bond Market Fund™

Schwab Total
Bond Market Fund™

Schwab GNMA Fund™

You could have received this document *faster* via email.

Save paper. Sign up for electronic delivery at **www.schwab.com/edelivery**.

charles SCHWAB

Put inflation risk in its place...
Preferably somewhere other than your portfolio

Worried about the threat of inflation on your portfolio returns? You're right to be concerned, especially if you are a fixed income investor trying to preserve savings while providing enough growth to meet future needs such as retirement. Schwab has a solution to fight back against inflation and protect your spending power from being eroded by inflation. Built around Treasury Inflation Protected Securities (TIPS), the Schwab Inflation Protected Fund™ is designed to help you:

- Protect your fixed income assets.
- Outpace rising costs. Investment principal moves with inflation and adjustments are tied to the Consumer Price Index and interest payments are calculated on the adjusted principal.

- Optimize return potential.
- Manage risk. The fund is actively managed by seasoned professionals to seek high returns without incurring unrewarded risk.

Put the power of the Schwab Inflation Protected Fund to work for you today

The Schwab Inflation Protected Fund™ will have highest appeal to investors with retirement-focused portfolios. Its ability to offset inflation while providing real returns makes it a smart choice for the fixed income portion of your portfolio, no matter what stage of investing you are in.

The Schwab Inflation Protected Fund Facts

Share Class	Minimum Initial Investment	Expense Ratio[1]	Ticker Symbol
Investor Shares	$2,500 ($1,000 for custodial, education and retirement accounts)	0.65%	SWRIX
Select Shares®	$50,000	0.50%	SWRSX

Investment objective: The fund seeks to provide total return and protection from inflation	
Benchmark: Lehman Brothers U.S. Treasury Inflation-Protected Securities (TIPS) Index	

For more information on the Schwab Inflation Protected Fund, call **1-877-769-7976** or visit **www.schwab.com/inflationprotectedfund**.

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Bonds and bond funds are subject to loss of principal during periods of increasing interest rates.

[1] Agreed by Charles Schwab & Co., Inc., and the investment adviser through November 14, 2007, excluding interest, taxes and certain non-routine expenses. After November 14, 2007, expenses subject to change.

Schwab Bond Funds

Semiannual Report
February 28, 2006

Schwab YieldPlus Fund®

Schwab Short-Term
Bond Market Fund™

Schwab Total
Bond Market Fund™

Schwab GNMA Fund™

charles SCHWAB

Four smart, cost-effective ways investors can use bonds in an asset allocation strategy.

In this report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles Schwab
Chairman

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Dear Shareholder,

For over 30 years, Schwab has made it our business to put the needs of the investor first. By keeping our clients' interests as our main focus, Schwab Funds® continues to provide a range of innovative investment choices that can serve as a foundation for many asset allocation plans.

We believe that success comes from a disciplined investment strategy and a strict adherence to a process. That is why our Schwab Funds portfolio management team takes a long-term view towards investing. Although the bond market's performance was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, I am proud to say that all of the Schwab Bond Funds generated positive returns for the six-month and one-year periods ending February 28, 2006.

To meet investors' fixed income investment needs, Schwab Funds offers an array of taxable and tax-free funds across a range of maturities. As Schwab Funds President and CEO Evelyn Dilsaver explains further on the next page, we've recently added to that offering with the launch of the Schwab Inflation Protected Fund™.

In closing, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We strive every day to warrant the trust you have placed in us and our commitment to you will not change.

Thank you for investing with us.

Sincerely,

Management's Discussion for the six-months ended February 28, 2006



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the semiannual report for the Schwab Bond Funds. Lead by the popularity of the Schwab Yield Plus Fund®, our bond fund assets have grown to nearly $10 billion as of the close of the report period. In conjunction with Schwab's commitment to put the needs of the investor first and provide a range of innovative investment choices, I am pleased to announce that Schwab Funds has added another fund to our suite of fixed income funds.

The Schwab Inflation Protected Fund, which commenced operations on March 31, 2006, is designed for investors who are near or in retirement and seek to protect their savings from rising inflation. Unlike typical TIPS (Treasury Inflation-Protected Securities) funds, the Schwab Inflation Protected Fund is able to seek inflation protection from a variety of sources, including inflation-protected corporate bonds and foreign inflation-linked investments, while at the same time not passing up opportunities to seek growth.

Here at Schwab, we continue to evaluate opportunities to expand our fund product offering, while providing strong results and good value to investors. I speak for all of Schwab Funds when I say we want Schwab to be the place where investors find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.



Kim Daifotis, CFA, a senior vice president and chief investment officer, fixed income, of the investment adviser, has overall responsibility for management of the funds. He joined the firm in 1997 and has worked in fixed-income asset management and research since 1982.



Matthew Hastings, CFA, a vice president and senior portfolio manager, has day-to-day co-management responsibility for the funds. He joined the firm in 1999 and has worked in fixed income and asset management since 1996.

The Investment Environment and the Funds

The markets witnessed a turbulent year in the news but remained in a steady growth mode and ended the six-month report period with positive results. During the report period, oil prices hit highs never seen before and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the rates four consecutive times in the six-month report period and bringing the benchmark rate up to 4.50%. The moves had a limited impact on overall economic growth, due primarily to the low level of rates from which the increases began.

After rising sharply in the aftermath of Hurricanes Katrina and Rita, crude oil prices peaked at around $71 per barrel in early September and gasoline prices at the pump were over $3.00 a gallon. When it became evident that the damage was limited to the regions in the hurricanes' path and that the economic impact was minimal, oil prices declined to as low as $55 per barrel. However, in recent months, crude oil has climbed back up due to concerns about possible confrontation with Iran and supply interruptions in Nigeria.

Regardless of the fluctuating energy prices, gains in productivity have remained strong and corporate earnings continue to rise. Additionally, with the unemployment rate at a healthy 4.8%, job and income growth remained positive and investors remained optimistic. Low inflationary expectations, coupled with foreign investors buying large amounts of U.S. government securities, helped to contain increases in long-term interest rates. These conditions supported the dollar, which took pressure off the price of imported goods.

Yield Curve: Average Yields of AAA Securities of Seven Maturities



This chart shows where yields stood at the beginning of the report period and at the end of the period. For debt securities of comparable quality, those with longer maturities typically pay higher interest rates, in part because they are presumed to carry higher risk.

Data source: Bloomberg L.P.



Steven Hung, a director and portfolio manager of the investment adviser, has day-to-day co-responsibility for the management of the funds. He joined the firm in 1998 and has worked in fixed-income asset management since 1999.

As noted above, the Fed continued its tightening cycle throughout the period, raising short-term interest rates 0.25% at each of its four meetings. As the Fed continued raising its benchmark rate over the course of the last year, the yield curve flattened and had brief periods of inversion. Historically, economic slowdowns or recessions have followed the inversion of the yield curve. Although economic growth has moderated over the past year, economic fundamentals remained healthy as of the end of the report period.

Although performance of the bond markets was sluggish, as measured by the Lehman Brothers U.S. Aggregate Bond Index, which lost 0.11% during the six-month period, these types of results are not unusual. When the economy is strong and job growth is robust, investors normally expect to see more inflation, which generally leads to higher interest rates and low bond prices. In summary, the markets have seen some events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

Yields of U.S. Treasury Securities: Effective Yields of Two- and Ten-Year Treasurys

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



Performance at a Glance

Total return for the six months ended 2/28/06

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab YieldPlus Fund®

Investor Shares	**1.94%**
Select Shares®	**2.01%**
Benchmark	**1.43%**
Fund Category[1]	**1.49%**

Performance Details . . . . . pages 7-8

Schwab Short-Term Bond Market Fund™

	0.55%
Benchmark	**0.26%**
Fund Category[1]	**0.53%**

Performance Details . . . . page 10

Schwab Total Bond Market Fund™

	0.01%
Benchmark	**-0.10%**
Fund Category[1]	**-0.24%**

Performance Details . . . . page 12

Schwab GNMA Fund™

Investor Shares	**0.68%**
Select Shares	**0.77%**
Benchmark	**1.17%**
Fund Category[1]	**-0.11%**

Performance Details . . . pages 14-15

In the taxable portion of the bond market, spreads on investment grade corporate bonds remained narrow, suggesting that investors continued to be confident as balance sheets remained abundant with cash. Also of note is that the yield curve continued its flattening trend, with rates rising at the short end on prospects for more rate hikes. Generally speaking, a flattening trend in the yield curve suggests that the Fed will continue to raise rates to contain inflation. Within this economic scenario, there were several unknown variables, including the fluctuating price of oil, volatile monthly unemployment numbers, and the direction that the Fed would take with interest rates. We felt that interest rates would continue to move higher and managed our portfolios accordingly.

The Schwab YieldPlus Fund Select Shares returned 2.01%, beating its benchmark, the Lehman Brothers U.S. Short Treasury: 9-12 months, which was up 1.43% for the six-month period ending February 28, 2006. The fund was positioned for continued economic expansion and performed very well, with both share classes of the fund beating their benchmark and category average. The fund emphasized investments towards high-quality corporate bonds issued by companies that were expected to outperform during an economic recovery and held a smaller weighting in government securities. The fund was generally positioned to defend against interest rate increases by maintaining sizable positions in floating-rate securities and staying close to the short end of its duration range, as defined by the fund's objective (90-365 days). During the period the fund reduced its exposure to lower quality investments, including those in the corporate and asset backed sectors. This defensive step was taken because the incremental reward offered by higher risk securities did not compensate for the added risk.

The Schwab Short-Term Bond Market Fund and the Schwab Total Bond Market Fund, both outperformed their benchmarks and category averages for the six-month period ended February 28, 2006. The fund's were positioned to outperform in an economic recovery, during which time, the Fed continued to raise short-term interest rates. Helping the funds' performance was the increased exposure to the higher-quality securitized sectors, such as mortgage-backed and asset-backed securities. This step was taken because the incremental reward offered by higher-risk securities did not compensate for the added risk. Although the economic environment occasionally favors corporate bonds, the threat of stockholder friendly activities such as share buybacks or leveraged buyouts (LBO), kept us guarded on the sector.

The Schwab GNMA Fund also reported positive returns and beat its category average. Although the fund tracked its benchmark, bear in mind the fund's return, unlike that of the index, includes the impact of operating expenses. As a result of the current economic scenario, the portfolio's duration was shorter than the benchmark, which benefited the overall performance of the fund. During the report period, interest rates were significantly higher across the yield curve. Higher rates and a seasonal slowdown in refinancing had the effect of slowing prepayments, benefiting the higher coupon holdings in the fund. Also, the fund held more cash and cash-like investments, which was beneficial in a rising rate environment.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Yields of U.S. Treasury Securities: Effective Yields of Three-Month and Two-Year Treasurys

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



Schwab YieldPlus Fund®

Investor Shares Performance as of 2/28/06

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWYPX
■ Benchmark: **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**
■ Fund Category: **Morningstar Ultrashort Bond**



	6 Months	1 Year	5 Years	Since Inception (10/1/99)
Fund	1.94%	3.61%	3.22%	3.89%
Benchmark	1.43%	2.88%	2.65%	3.50%
Fund Category	1.49%	2.80%	2.53%	3.50%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

■ $12,770 **Investor Shares**
■ $12,468 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year not annualized.
[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 2/28/06

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWYSX

■ Benchmark: **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**

■ Fund Category: **Morningstar Ultrashort Bond**



	6 Months	1 Year	5 Years	Since Inception (10/1/99)
Fund	2.01%	3.77%	3.39%	4.04%
Benchmark	1.43%	2.88%	2.65%	3.50%
Fund Category	1.49%	2.80%	2.53%	3.50%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $64,465 **Select Shares**

■ $62,338 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab YieldPlus Fund

Fund Facts as of 2/28/06

<table>
<tr><td colspan="2">Statistics</td></tr>
<tr><td>Number of Holdings</td><td>447</td></tr>
<tr><td>Style Assessment[1]</td><td></td></tr>
<tr><td>Interest Rate Sensitivity</td><td>Short</td></tr>
<tr><td>Credit Quality</td><td>Medium</td></tr>
<tr><td>30-Day SEC Yield[2]</td><td></td></tr>
<tr><td>Investor Shares</td><td>4.81%</td></tr>
<tr><td>Select Shares</td><td>4.96%</td></tr>
<tr><td>12-Month Distribution Yield[2]</td><td></td></tr>
<tr><td>Investor Shares</td><td>3.55%</td></tr>
<tr><td>Select Shares</td><td>3.81%</td></tr>
<tr><td>Weighted Average Maturity</td><td>1.4 yrs</td></tr>
<tr><td>Weighted Average Duration</td><td>0.7 yrs</td></tr>
<tr><td>Weighted Average Credit Quality</td><td>AA</td></tr>
<tr><td>Portfolio Turnover Rate[3]</td><td>26%</td></tr>
<tr><td>Minimum Initial Investment</td><td></td></tr>
<tr><td>Investor Shares ($1,000 for retirement and custodial accounts)</td><td>$2,500</td></tr>
<tr><td>Select Shares</td><td>$50,000</td></tr>
</table>

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 36.1% **Corporate Bonds**
- 33.6% **Asset-Backed Obligations**
- 23.0% **Mortgage-Backed Securities**
- 4.3% **Preferred Stock**
- 2.8% **Commercial Paper & Other Corporate Obligations**
- 0.1% **Other Investment Companies**
- 0.1% **U.S. Treasury Obligation**

By Credit Quality[4]



- 33.6% **AAA**
- 17.9% **AA**
- 18.2% **A**
- 10.5% **BBB**
- 8.3% **BB**
- 1.1% **B**
- 10.4% **Short-Term Ratings or Unrated Securities**

By Maturity



- 66.5% **0-6 Months**
- 2.4% **7-18 Months**
- 0.2% **19-30 Months**
- 30.9% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/06 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Not annualized.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Short-Term Bond Market Fund™

Performance as of 2/28/06

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark indices and Morningstar category.

- **Fund** Ticker Symbol: SWBDX
- Benchmark—Blended: **Lehman Brothers Short (1-3 Year) U.S. Government Bond Index** and **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**
- Benchmark—Current: **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**
- Fund Category: **Morningstar Short-Term Bond**



10%
5%
0%
-5%
0.55%
0.26%
0.53%
2.26%
2.04%
1.93%
3.86%
4.27%
3.45%
4.95%
5.34%
5.37%
4.64%
6 Months
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark indices.

- $16,197 **Fund**
- $16,825 **Lehman Brothers Short (1-3 Year) U.S. Government Bond Index** and **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**
- $16,895 **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**





$25,000
$20,000
$15,000
$10,000
$5,000
2/96
2/98
2/00
2/02
2/04
2/06

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year not annualized.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers Short (1–3 Year) U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index from 3/1/98 through the end of the report period. Benchmark performance for the one- and five-year periods is the Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index. Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/06

Statistics	
Number of Holdings	106
Style Assessment[1]	
Interest Rate Sensitivity	Short
Credit Quality	High
30-Day SEC Yield[2]	4.67%
30-Day SEC Yield–No Waiver[3]	4.65%
12-Month Distribution Yield[2]	2.74%
Weighted Average Maturity	2.4 yrs
Weighted Average Duration	2.4 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[4]	86%
Minimum Initial Investment	$2,500
($1,000 for retirement and custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 49.2% **U.S. Government Securities**
- 22.9% **Corporate Bonds**
- 12.2% **Asset-Backed Obligations**
- 11.4% **Mortgage-Backed Securities**
- 3.8% **Preferred Stock**
- 0.4% **Commercial Paper & Other Corporate Obligations**
- 0.1% **Other Investment Companies**

By Credit Quality[5]



- 67.2% **AAA**
- 6.2% **AA**
- 6.4% **A**
- 10.2% **BBB**
- 5.3% **BB**
- 0.4% **B**
- 4.3% **Short-Term Ratings or Unrated Securities**

By Maturity



- 23.7% **0-6 Months**
- 0.3% **7-18 Months**
- 23.7% **19-30 Months**
- 52.3% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/06 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab Total Bond Market Fund™

Performance as of 2/28/06

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark indices and Morningstar category.

- ■ **Fund** Ticker Symbol: SWLBX
- ■ Benchmark—Blended: **Lehman Brothers General U.S. Government Bond Index** and **Lehman Brothers U.S. Aggregate Bond Index**
- ■ Benchmark—Current: **Lehman Brothers U.S. Aggregate Bond Index**
- □ Fund Category: **Morningstar Intermediate-Term Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	0.01%	2.88%	5.29%	6.05%
Benchmark—Blended				6.26%
Benchmark—Current	-0.10%	2.74%	5.42%	6.31%
Fund Category	-0.24%	2.10%	4.81%	5.58%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark indices.



- ■ $17,987 **Fund**
- ■ $18,354 **Lehman Brothers General U.S. Government Bond Index** and **Lehman Brothers U.S. Aggregate Bond Index**
- ■ $18,451 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year not annualized.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers General U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers U.S. Aggregate Bond Index from 3/1/98 through the end of the report period. Benchmark performance for the one- and five-year periods is the Lehman U.S. Aggregate Bond Index. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/06

Statistics	
Number of Holdings	330
Style Assessment[1]	
Interest Rate Sensitivity	Medium
Credit Quality	High
30-Day SEC Yield[2]	4.66%
12-Month Distribution Yield[2]	3.28%
Weighted Average Maturity	5.4 yrs
Weighted Average Duration	4.7 yrs
Weighted Average Credit Quality	AA
Portfolio Turnover Rate[3]	125%
Minimum Initial Investment	$2,500
($1,000 for retirement and custodial accounts)	

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



38.2%	**Mortgage-Backed Securities**
22.2%	**U.S. Government Securities**
19.8%	**Asset-Backed Obligations**
13.5%	**Corporate Bonds**
3.3%	**Preferred Stock**
2.7%	**Commercial Paper & Other Corporate Obligations**
0.3%	**Other Investment Companies**

By Credit Quality[4]



69.6%	**AAA**
4.4%	**AA**
5.3%	**A**
7.9%	**BBB**
5.7%	**BB**
0.5%	**B**
6.6%	**Short-Term Ratings or Unrated Securities**

By Maturity



31.1%	**0-1 Year**
23.4%	**2-10 Years**
19.8%	**11-20 Years**
25.7%	**21-30 Years**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/06 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Not annualized.

[4] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Schwab GNMA Fund™

Investor Shares Performance as of 2/28/06

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWGIX
■ Benchmark: **Lehman Brothers GNMA Index**
■ Fund Category: **Morningstar Intermediate Government**



	6 Months	1 Year	Since Inception (3/3/03)
Fund	0.68%	2.79%	2.45%
Benchmark	1.17%	3.50%	3.38%
Fund Category	-0.11%	2.14%	1.87%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $10,754 **Investor Shares**
■ $11,051 **Lehman Brothers GNMA Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 2/28/06



Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares** Ticker Symbol: SWGSX
■ Benchmark: **Lehman Brothers GNMA Index**
■ Fund Category: **Morningstar Intermediate Government**

6 Months: 0.77%, 1.17%, -0.11%
1 Year: 2.96%, 3.50%, 2.14%
Since Inception (3/3/03): 2.58%, 3.38%, 1.87%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $53,980 **Select Shares**
■ $55,255 **Lehman Brothers GNMA Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/28/06

Statistics	
Number of Holdings	76
Style Assessment[1]	
Interest Rate Sensitivity	Medium
Credit Quality	High
30-Day SEC Yield[2]	
Investor Shares	4.58%
Select Shares	4.77%
30-Day SEC Yield–No Waiver[3]	
Investor Shares	4.33%
Select Shares	4.52%
12-Month Distribution Yield[2]	
Investor Shares	3.37%
Select Shares	3.54%
Weighted Average Maturity	4.2 yrs
Weighted Average Duration	3.3 yrs
Weighted Average Credit Quality	AAA
Portfolio Turnover Rate[4]	55%
Minimum Initial Investment	
Investor Shares ($1,000 for retirement and custodial accounts)	$2,500
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Portfolio Composition % of Investments

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity.

By Security Type



- 93.6% **Mortgage-Backed Securities**
- 2.5% **Commercial Paper & Other Corporate Obligations**
- 1.7% **U.S. Government Securities**
- 1.3% **Other Investment Companies**
- 0.9% **Asset-Backed Obligations**

By Credit Quality[5]



- 95.3% **AAA**
- 0.9% **A**
- 3.8% **Short-Term Ratings or Unrated Securities**

By Maturity



- 2.8% **0-6 Months**
- 1.7% **7-18 Months**
- 0.3% **19-30 Months**
- 95.2% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/28/06 and is not a precise indication of risk or performance—past, present or future. Definitions of style assessments: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] Not annualized.

[5] Based on ratings from Moody's. Where Moody's ratings are not available, Standard & Poor's ratings are used. The fund may use different ratings provided by other ratings agencies for purposes of determining compliance with the fund's investment policies.

Fund Expenses (unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning September 1, 2005 and held through February 28, 2006.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 9/1/05	Ending Account Value (Net of Expenses) at 2/28/06	Expenses Paid During Period[2] 9/1/05 –2/28/06
Schwab YieldPlus Fund®				
Investor Shares				
Actual Return	0.58%	$1,000	$1,019.40	$2.90
Hypothetical 5% Return	0.58%	$1,000	$1,021.92	$2.91
Select Shares®				
Actual Return	0.43%	$1,000	$1,020.10	$2.15
Hypothetical 5% Return	0.43%	$1,000	$1,022.66	$2.16
Schwab Short-Term Bond Market Fund™				
Actual Return	0.55%	$1,000	$1,005.50	$2.73
Hypothetical 5% Return	0.55%	$1,000	$1,022.07	$2.76
Schwab Total Bond Market Fund™				
Actual Return	0.53%	$1,000	$1,000.10	$2.63
Hypothetical 5% Return	0.53%	$1,000	$1,022.17	$2.66
Schwab GNMA Fund™				
Investor Shares				
Actual Return	0.74%	$1,000	$1,006.80	$3.68
Hypothetical 5% Return	0.74%	$1,000	$1,021.12	$3.71
Select Shares				
Actual Return	0.55%	$1,000	$1,007.70	$2.74
Hypothetical 5% Return	0.55%	$1,000	$1,022.07	$2.76

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab YieldPlus Fund®

Financial Statements

Financial Highlights

Investor Shares	9/1/05– 2/28/06*	9/1/04– 8/31/05	9/1/03 – 8/31/04	9/1/02 – 8/31/03	9/1/01– 8/31/02	9/1/00– 8/31/01
Per-Share Data ($)						
Net asset value at beginning of period	9.68	9.71	9.70	9.75	10.00	9.92
Income from investment operations:						
Net investment income	0.21	0.29	0.24	0.30	0.42	0.62
Net realized and unrealized gains or losses	(0.01)	(0.02)	0.01	(0.02)	(0.23)	0.08
Total income from investment operations	0.20	0.27	0.25	0.28	0.19	0.70
Less distributions:						
Dividends from net investment income	(0.21)	(0.30)	(0.24)	(0.33)	(0.44)	(0.62)
Net asset value at end of period	9.67	9.68	9.71	9.70	9.75	10.00
Total return (%)	1.94[1]	2.82	2.63	2.95	1.89	7.33
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.58[2]	0.59	0.59	0.59	0.55	0.55
Gross operating expenses	0.58[2]	0.59	0.59	0.59	0.62	0.71
Net investment income	4.29[2]	3.00	2.43	3.08	4.36	6.03
Portfolio turnover rate	26[1]	76	89	109	42	106
Net assets, end of period ($ x 1,000,000)	752	741	639	410	392	185

* Unaudited.
[1] Not annualized.
[2] Annualized.

Select Shares	9/1/05–2/28/06*	9/1/04–8/31/05	9/1/03 –8/31/04	9/1/02 –8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)						
Net asset value at beginning of period	9.68	9.70	9.70	9.75	10.00	9.92
Income from investment operations:						
Net investment income	0.21	0.30	0.25	0.32	0.44	0.64
Net realized and unrealized gains or losses	(0.02)	(0.01)	0.01	(0.02)	(0.24)	0.08
Total income from investment operations	0.19	0.29	0.26	0.30	0.20	0.72
Less distributions:						
Dividends from net investment income	(0.21)	(0.31)	(0.26)	(0.35)	(0.45)	(0.64)
Net asset value at end of period	9.66	9.68	9.70	9.70	9.75	10.00
Total return (%)	2.01[1]	3.08	2.67	3.10	2.04	7.50
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.43[2]	0.44	0.45	0.44	0.40	0.40
Gross operating expenses	0.43[2]	0.44	0.45	0.44	0.47	0.56
Net investment income	4.43[2]	3.18	2.57	3.23	4.52	6.18
Portfolio turnover rate	26[1]	76	89	109	42	106
Net assets, end of period ($ x 1,000,000)	5,550	5,091	3,030	1,476	1,443	772

* Unaudited.
[1] Not annualized.
[2] Annualized.

Portfolio Holdings as of February 28, 2006 (Unaudited)

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity date shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
37.0%	Corporate Bonds	2,325,829	2,329,270
34.4%	Asset-Backed Obligations	2,169,471	2,168,892
23.5%	Mortgage-Backed Securities	1,502,084	1,483,586
0.1%	U.S. Government Securities	4,474	4,474
2.9%	Commercial Paper & Other Corporate Obligations	182,935	182,935
4.4%	Preferred Stock	276,228	277,941
0.1%	Other Investment Companies	6,292	6,292
102.4%	Total Investments	6,467,313	6,453,390
(2.4)%	Other Assets and Liabilities		(151,560)
100.0%	Net Assets		6,301,830

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Corporate Bonds 37.0% of net assets		
Finance 18.9%		
Banking 9.5%		
AB Spintab		
7.50%, 08/14/06 (a)(b)(c)	18,950	19,168
Abbey National PLC		
7.35%, 04/15/06 (b)(c)	10,153	10,309
Allied Irish Banks		
4.47%, 04/18/06 (a)(b)(c)	17,575	17,743
Artesia Overseas, Ltd.		
5.55%, 05/25/06 (c)	10,000	10,018
BNP Paribas		
5.13%, 06/20/06 (c)	60,924	61,063
Citibank Korea, Inc.		
5.64%, 09/26/06 (c)	25,300	25,415
Danske Bank A/S		
7.40%, 06/15/06 (a)(c)	15,500	15,955
Deutsche Bank Capital Trust		
6.33%, 03/30/06 (a)(c)	48,400	50,654
Deutsche Bank Luxembourg		
5.68%, 06/28/06 (a)(c)	5,000	5,047
Fleet Capital Trust V		
5.93%, 06/18/06 (c)(d)	42,300	42,347
Intesa Bank Overseas Ltd.		
5.38%, 04/03/06 (c)	31,000	31,395
JP Morgan Chase & Co.		
4.98%, 06/14/06 (c)	15,200	15,231
Nationwide Building Society		
5.01%, 06/12/06 (a)(c)	30,000	30,044
RBS Capital Trust IV		
5.33%, 03/31/06 (c)	39,800	40,281
Republic New York Corp.		
5.06%, 07/31/06 (c)(d)	44,700	44,506
Royal Bank of Scotland PLC		
4.66%, 04/21/06 (a)(c)	49,800	49,829
Societe Generale		
5.25%, 04/25/06 (c)	28,000	28,077
Sovereign Bancorp.		
5.13%, 05/25/06 (c)	16,000	16,015
Wachovia Corp.		
4.69%, 04/24/06 (c)	31,000	31,049

 See financial notes.

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Wells Fargo & Co.		
4.58%, 06/28/06 (c)	29,767	29,814
4.92%, 06/12/06 (c)	16,000	16,017
5.00%, 06/23/06 (c)	8,450	8,459
		598,436
Brokerage 2.5%		
Goldman Sachs Group, Inc.		
5.03%, 06/22/06 (c)	40,000	40,027
Lehman Brothers E-Capital Trust I		
5.55%, 05/19/06 (a)(c)	9,900	9,939
Merrill Lynch & Co., Inc.		
3.92%, 04/05/06 (c)	19,880	19,885
4.79%, 04/28/06 (c)	40,000	40,022
Morgan Stanley		
4.76%, 04/27/06 (c)	6,940	6,952
4.83%, 05/09/06 (c)	40,000	40,018
		156,843
Finance Companies 2.1%		
American General Finance		
4.65%, 06/27/06 (c)	30,000	30,061(b)
Countrywide Financial Corp.		
4.92%, 06/05/06 (b)(c)	82,000	82,019
5.26%, 04/03/06 (c)	7,400	7,410
General Electric Capital Corp.		
4.44%, 06/02/06 (c)	37,900	37,106
4.82%, 05/19/06 (c)	12,500	12,518
International Lease Finance Corp.		
5.00%, 04/18/06 (c)	10,000	10,061
Residential Capital Corp.		
5.90%, 03/29/06 (c)	16,650	16,765
6.07%, 05/22/06 (c)	19,000	19,155
		215,095
Insurance 2.8%		
ASIF Global Finance XXII		
4.95%, 05/30/06 (a)(b)(c)	31,700	31,718
AXA		
5.43%, 06/05/06 (c)	64,600	64,570
Marsh & McLennan Cos., Inc.		
4.72%, 04/13/06 (c)	28,560	28,529
UnitedHealth Group, Inc.		
4.92%, 06/02/06 (c)	35,000	35,010

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Xlliac Global Fund		
5.02%, 06/02/06 (a)(c)	22,300	22,334
ZFS Finance USA Trust III		
6.06%, 06/15/06 (c)	32,000	33,112
		215,273
Real Estate Investment Trust 0.7%		
Duke Realty Corp.		
5.20%, 06/22/06 (c)	18,265	18,289
Westfield Capital Corp.		
4.98%, 05/02/06 (a)(c)	23,400	23,470
		41,759
		1,227,406
Industrial 15.4%		
Basic Industry 0.1%		
Lyondell Chemical Co.		
11.13%, 07/15/12 (d)	6,900	**7,659**
Capital Goods 0.7%		
BAE Systems Holdings, Inc.		
5.15%, 05/15/06 (a)(b)(c)	15,000	15,027
Bombardier Capital, Inc.		
6.13%, 06/29/06 (a)(b)	25,640	25,672
		40,699
Communications 3.4%		
America Movil SA de CV		
5.26%, 04/27/06 (a)(b)(c)	31,500	31,673
Cox Communications, Inc.		
5.45%, 06/14/06 (b)(c)	24,900	25,076
Directv Holdings/Finance		
8.38%, 03/15/13 (b)	8,900	9,590
Echostar DBS Corp.		
7.78%, 04/01/06 (c)	13,750	14,094
IWO Holdings, Inc.		
8.35%, 04/15/06 (c)	25,997	27,199
Liberty Media Corp.		
6.41%, 06/15/06 (c)	5,898	5,932
Nextel Partners, Inc.		
8.13%, 07/01/11	5,000	5,325
Rogers Wireless, Inc.		
8.04%, 06/15/06 (c)(d)	2,990	3,110
SBA Telecommunications Corp.		
1.00%, 12/15/11 (b)	15,676	14,931
SBC Communications, Inc.		
4.95%, 05/15/06 (c)	25,000	25,065

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
TCI Communications Financing III		
9.65%, 03/31/27 (b)	41,208	44,507
Telecom Italia Capital SA		
5.16%, 05/01/06 (c)	10,000	10,073
		216,575
Consumer Cyclical 7.7%		
Caesars Entertainment, Inc.		
8.50%, 11/15/06 (b)	10,800	11,014
9.38%, 02/15/07	5,000	5,194
Centex Corp.		
6.65%, 04/10/06 (c)	15,325	15,488
Cummins, Inc.		
9.50%, 12/01/10 (b)	20,445	22,029
D.R. Horton, Inc.		
8.50%, 04/15/12	19,785	21,114
9.38%, 03/15/11 (b)	25,900	27,189
Daimler-Chrysler N.A. Holdings		
5.36%, 06/12/06 (c)	10,140	10,175
5.38%, 05/24/06 (c)	19,850	19,868
Ford Motor Credit Co.		
5.35%, 06/28/06 (c)	21,980	20,879
7.20%, 06/15/07	20,577	20,215
7.68%, 05/02/06 (c)	19,000	18,641
General Motors Acceptance Corp.		
5.50%, 04/18/06 (c)	13,430	13,079
5.62%, 05/22/06 (c)	18,400	17,740
5.65%, 05/18/06 (c)	5,000	4,973
6.15%, 04/05/07	22,000	21,318
Global Cash Access LLC/Global Cash Finance Corp.		
8.75%, 03/15/12 (d)	5,000	5,394
GTech Holdings Corp.		
4.50%, 12/01/09	10,000	9,846
Host Marriott LP		
9.50%, 01/15/07 (b)	13,630	14,124
Hyatt Equities, L.L.C.		
6.88%, 06/15/07 (a)(b)	1,295	1,312
KB Home		
7.75%, 02/01/10	5,500	5,686
9.50%, 02/15/11 (b)	29,486	30,997
Lennar Corp.		
5.68%, 06/19/06 (c)	22,875	22,914
Mandalay Resort Group		
10.25%, 08/01/07	3,950	4,212

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
MGM Mirage, Inc.		
6.75%, 08/01/07 (b)	6,000	6,120
6.75%, 02/01/08	300	306
7.25%, 10/15/06	4,050	4,111
9.75%, 06/01/07	3,250	3,420
Royal Caribbean Cruises		
6.75%, 03/15/08 (b)	4,255	4,376
Ryland Group, Inc.		
9.13%, 06/15/11 (b)	25,287	26,620
Schuler Homes		
10.50%, 07/15/11	3,795	4,075
Starwood Hotel Resorts		
7.38%, 05/01/07 (b)	6,000	6,150
Toll Corp.		
8.25%, 02/01/11 (b)	29,460	30,696
8.25%, 12/01/11	16,050	16,993
		446,268
Consumer Non-Cyclical 0.7%		
Evangelical Lutheran Good Samaritan Society		
5.00%, 04/24/06 (c)	8,267	8,268
5.33%, 05/24/06 (c)	20,065	20,077
Stater Brothers Holdings		
8.41%, 06/15/06 (c)	12,950	13,306
		41,651
Energy 1.8%		
Delek & Avner-Yam Tethys Ltd.		
5.78%, 05/02/06 (a)(c)	26,937	26,969
Energen Corp.		
5.10%, 05/15/06 (c)	9,900	9,918
Husky Oil Ltd.		
8.90%, 08/15/06 (b)(c)	27,122	28,927
Kerr-McGee Corp.		
5.88%, 09/15/06 (b)	26,200	26,384
Pogo Producing Co.		
8.25%, 04/15/11 (b)	22,156	23,153
		115,351
Technology 0.4%		
Freescale Semiconductor, Inc.		
7.35%, 04/15/06 (c)	26,000	**26,780**
Transportation 0.6%		
CSX Corp.		
4.99%, 05/03/06 (b)(c)	20,730	20,754

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Yellow Roadway Corp.		
6.12%, 05/15/06 (c)(d)	15,000	15,048
		35,802
		930,785
Utilities 2.7%		
Electric 1.9%		
Dominion Resources, Inc.		
4.82%, 06/28/06 (b)(c)	21,900	21,922
Entergy Gulf States		
5.22%, 06/01/06 (b)(c)	34,275	33,909
5.61%, 06/08/06 (a)(c)	7,000	7,008
Southern California Edison		
4.97%, 06/13/06 (c)	50,000	50,038
Teco Energy, Inc.		
6.68%, 05/02/06 (c)	9,950	10,323
		123,200
Natural Gas 0.8%		
Atmos Energy Corp.		
4.98%, 04/15/06 (b)(c)	15,000	15,016
Nisource Finance Corp.		
5.34%, 05/23/06 (c)	32,720	32,863
		47,879
		171,079
Total Corporate Bonds **(Cost $2,325,829)**		2,329,270

Asset-Backed Obligations 34.4% of net assets		
ABN Amro Mortgage Corp.		
5.00%, 07/25/18 (b)(d)	242	237
ABSC NIMS Trust		
5.00%, 12/25/34 (a)	5,249	5,195
5.00%, 10/27/34 (a)(b)	2,351	2,345
5.00%, 08/27/34 (a)	2,826	2,817
7.00%, 08/27/34 (a)	2,000	1,991
5.00%, 06/25/34 (a)(b)	1,304	1,295
6.75%, 04/25/34 (a)	756	756

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
ACE Securities Corp.		
5.18%, 03/27/06 (b)(c)	9,166	9,195
5.78%, 03/27/06 (b)(c)	3,997	4,028
6.78%, 03/27/06 (b)(c)	15,000	15,077
7.08%, 03/27/06 (b)(c)	4,081	4,154
ACT Depositor Corp.		
4.81%, 03/22/06 (a)(b)(c)	10,000	9,984
Aegis Asset Backed Securities Trust		
5.00%, 12/25/34 (a)(b)	4,554	4,518
4.98%, 03/27/06 (b)(c)	1,391	1,392
Americredit Automobile Receivables Trust		
6.53%, 06/06/08 (b)	6,450	6,475
Ameriquest Finance NIM Trust		
5.19%, 06/25/34 (a)(b)	268	267
Ameriquest Mortgage Securities, Inc.		
4.80%, 11/25/34 (a)(b)	1,880	1,875
5.28%, 03/27/06 (b)(c)	10,550	10,607
5.95%, 03/27/06 (b)(c)	7,050	7,149
6.23%, 03/27/06 (b)(c)	2,294	2,295
6.38%, 03/27/06 (b)(c)	6,900	6,992
6.43%, 03/27/06 (b)(c)	5,000	5,083
6.58%, 03/27/06 (b)(c)	1,950	1,968
6.61%, 03/27/06 (b)(c)	5,000	5,047
6.63%, 03/27/06 (b)(c)	5,000	5,067
Argent NIM Trust		
5.93%, 03/25/34 (a)(b)	51	51
Argent Securities, Inc.		
6.30%, 03/27/06 (b)(c)	19,695	19,981
6.33%, 03/27/06 (b)(c)	15,750	15,956
Aria CDO I (Jersey) Ltd.		
5.39%, 04/07/06 (a)(b)(c)	53,600	53,891
Asset Backed Funding Certificates		
5.13%, 03/27/06 (b)(c)	861	862
5.58%, 03/27/06 (b)(c)	11,676	11,766
5.73%, 03/27/06 (b)(c)	13,000	13,199
8.08%, 03/27/06 (b)(c)	4,022	3,788
Asset Backed Funding Corp.		
4.45%, 09/26/34 (a)(b)	3,969	3,959
5.13%, 03/27/06 (b)(c)	16,969	17,027
5.43%, 03/27/06 (b)(c)	7,500	7,574
6.13%, 03/27/06 (b)(c)	5,000	5,035
Asset Backed Securities Corp. Home Equity		
5.40%, 04/17/06 (b)(c)	7,000	7,049
6.12%, 04/17/06 (b)(c)	6,126	6,147
6.15%, 04/17/06 (b)(c)	1,109	1,110
6.47%, 04/17/06 (b)(c)	4,460	4,491
6.82%, 04/17/06 (b)(c)	8,035	8,077
6.92%, 04/17/06 (b)(c)	14,850	15,197

Portfolio Holdings (Unaudited) continued

Security Series 　Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Banc of America Funding Corp.		
5.75%, 03/25/36	100,000	100,000
5.00%, 09/25/19 (b)	15,277	14,981
5.82%, 04/20/06 (b)(c)	9,574	9,795
Bear Stearns Asset Backed Securities, Inc.		
5.15%, 03/27/06 (b)(c)	12,100	12,129
5.56%, 03/27/06 (b)(c)	5,222	5,228
Capital One Master Trust		
5.85%, 04/17/06 (a)(b)(c)	15,000	15,012
Capital One Multi-Asset Execution Trust		
5.10%, 04/17/06 (b)(c)	20,000	20,186
7.12%, 04/17/06 (c)	3,500	3,659
Capital One Prime Auto Receivables Trust		
3.95%, 05/16/11 (b)	13,673	13,410
CARSS Finance Ltd. Partnership		
5.52%, 04/17/06 (a)(c)	2,805	2,813
CDC Mortgage Capital Trust		
5.23%, 03/27/06 (b)(c)	5,700	5,722
5.48%, 03/27/06 (b)(c)	17,251	17,315
6.23%, 03/27/06 (b)(c)	4,000	4,078
6.48%, 03/27/06 (b)(c)	5,000	5,061
Centex Home Equity		
5.22%, 03/27/06 (c)	8,750	8,801
5.28%, 03/27/06 (b)(c)	19,000	19,111
6.28%, 03/27/06 (c)	6,500	6,581
Chase Funding Mortgage Loan Asset-Backed		
4.86%, 03/27/06 (b)(c)	4,709	4,722
6.05%, 03/27/06 (c)	467	468
CIT Marine Trust		
6.25%, 11/15/19	2,186	2,194
Countrywide Alternative Loan Trust		
5.50%, 02/25/36 (d)	72,763	72,095
6.50%, 08/25/32 (d)	6,124	6,225
Countrywide Asset-Backed Certificates		
4.50%, 08/25/36 (a)	1,037	1,019
5.00%, 06/25/36 (a)	2,605	2,571
5.00%, 02/25/35 (a)	1,350	1,345
5.23%, 10/25/34 (b)(c)	15,000	15,103
4.96%, 03/27/06 (b)(c)	21,319	21,375
5.68%, 03/27/06 (c)	3,000	3,012
6.23%, 03/27/06 (c)	525	529
6.68%, 03/27/06 (c)	3,722	3,750
Distribution Financial Services Trust		
7.73%, 11/15/22	8,250	8,014
Fieldstone Mortgage Investment Corp.		
5.98%, 03/27/06 (c)	2,000	2,001
Finance America Mortgage Loan Trust		
5.16%, 03/27/06 (c)	13,350	13,436

Security Series 　Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
5.43%, 03/27/06 (c)	4,000	4,039
5.98%, 03/27/06 (c)	2,625	2,668
First Franklin Mortgage Loan Asset Backed Certificates		
7.83%, 03/27/06 (c)	5,208	5,286
5.20%, 03/20/06 (c)	651	652
First Franklin NIM Trust		
4.45%, 11/26/34 (a)	1,748	1,746
5.25%, 10/25/34 (a)	2,754	2,755
5.75%, 06/25/34 (a)	1,835	1,833
Fremont Home Loan Trust		
5.28%, 03/27/06 (c)	20,000	20,179
5.73%, 03/27/06 (c)	5,000	5,057
6.20%, 03/27/06 (c)	13,000	13,285
6.31%, 03/27/06 (c)	7,000	7,029
Fremont NIM Trust		
3.75%, 01/25/35 (a)	4,867	4,840
4.50%, 11/25/34 (a)	1,798	1,794
Galena CDO I (Cayman No. 1) Ltd.		
5.55%, 07/11/06 (a)(c)	5,000	4,988
Global Signal Trust		
4.70%, 12/15/14 (a)	7,000	6,835
GSamp Trust		
5.00%, 03/25/35 (a)	14,399	14,253
Home Equity Asset Trust		
5.16%, 03/25/35 (c)	22,000	22,220
Home Equity Mortgage Trust		
6.28%, 03/27/06 (c)	4,733	4,752
6.38%, 03/27/06 (c)	3,244	3,259
Household Mortgage Loan Trust		
5.17%, 03/20/06 (c)	1,453	1,455
Indymac Home Equity Loan Asset-Backed Trust		
5.68%, 11/25/34 (a)	1,517	1,517
5.73%, 03/27/06 (c)	14,500	14,732
Irwin Home Equity		
6.58%, 03/27/06 (c)	4,588	4,676
Long Beach Asset Holdings, Corp.		
4.50%, 11/25/34 (a)	884	883
5.00%, 09/25/34 (a)	165	164
Long Beach Mortgage Loan Trust		
5.40%, 03/27/06 (c)	7,402	7,434
5.98%, 03/27/06 (c)	8,000	8,098
6.83%, 03/27/06 (c)	2,190	2,205
Main Street Warehouse Funding Trust		
6.88%, 03/27/06 (a)(c)	18,500	18,520
Master Asset Backed Securities Trust		
5.00%, 03/27/06 (c)	2,183	2,189
5.28%, 03/27/06 (c)	571	573
6.43%, 03/27/06 (c)	12,500	12,625

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
6.53%, 03/27/06 (c)	10,000	10,104
Master Asset Securitization Trust		
5.00%, 06/25/18 (d)	11,479	11,267
MBNA Master Credit Card Trust		
4.95%, 04/17/06 (c)	14,662	14,747
5.35%, 04/17/06 (c)	14,500	14,689
5.83%, 04/17/06 (a)(c)	8,000	8,051
5.92%, 04/17/06 (c)	11,000	11,222
Merrill Lynch Mortgage Investors, Inc.		
5.00%, 09/25/35 (a)	4,060	4,028
4.88%, 03/27/06 (c)	685	685
5.43%, 03/27/06 (c)	216	216
6.23%, 03/27/06 (c)	2,000	2,010
6.53%, 03/27/06 (c)	3,213	3,235
MMCA Automobile Trust		
6.90%, 04/17/06 (c)	727	729
Morgan Stanley ABS Capital I		
5.22%, 03/27/06 (c)	19,810	19,957
5.26%, 03/27/06 (c)	9,403	9,478
5.38%, 03/27/06 (c)	15,223	15,383
5.58%, 03/27/06 (c)	15,000	15,100
6.48%, 03/27/06 (c)	6,000	6,003
5.08%, 03/25/06 (c)	28,295	28,397
Morgan Stanley Auto Loan Trust		
3.24%, 03/15/12	2,430	2,383
3.82%, 03/15/12	184	184
2.88%, 10/15/11	4,838	4,754
2.22%, 04/15/11	2,689	2,644
New Century Home Equity Loan Trust		
4.83%, 03/27/06 (c)	2,914	2,916
5.20%, 03/27/06 (c)	14,000	14,081
6.96%, 03/27/06 (c)	7,686	7,808
Novastar Home Equity Loan		
5.26%, 03/27/06 (c)	8,000	8,039
5.29%, 03/27/06 (c)	20,000	20,136
5.33%, 03/27/06 (c)	22,700	22,836
5.33%, 03/27/06 (c)	15,720	15,791
5.78%, 03/27/06 (c)	13,000	13,094
6.23%, 03/27/06 (c)	10,000	10,115
6.28%, 03/27/06 (c)	10,000	10,072
6.53%, 03/27/06 (c)	7,900	7,988
6.58%, 03/27/06 (c)	13,000	13,108
8.08%, 03/27/06 (c)	4,000	3,755
Novastar NIM Trust		
4.78%, 10/26/35 (a)	7,603	7,581
3.97%, 03/25/35 (a)	2,821	2,812
ODIN CDO I (Cayman Islands) Ltd.		
5.10%, 04/11/06 (a)(c)	20,000	20,062

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
OPTEUM NIM Trust		
6.00%, 02/25/35 (a)	865	863
Option One Mortgage Loan Trust		
5.11%, 03/27/06 (c)	7,000	7,029
5.23%, 03/27/06 (c)	15,000	15,084
5.48%, 03/27/06 (c)	18,000	18,122
5.68%, 03/27/06 (c)	3,800	3,841
5.93%, 03/27/06 (c)	5,000	5,036
6.43%, 03/27/06 (c)	77	78
6.53%, 03/27/06 (c)	450	454
Overture CDO (Jersey) Ltd.		
5.78%, 07/17/06 (a)(c)	1,700	1,703
Park Place Securities NIM Trust		
5.00%, 02/25/35 (a)	6,400	6,346
Park Place Securities, Inc.		
4.00%, 02/25/35 (a)	737	735
5.28%, 03/27/06 (c)	15,000	15,147
Residential Accredit Loans, Inc.		
5.50%, 12/25/17 (d)	72,315	72,360
Residential Asset Mortgage Products, Inc.		
6.00%, 05/25/32	15,188	15,226
Residential Asset Securities Corp.		
5.58%, 03/27/06 (c)	9,000	9,086
6.08%, 03/27/06 (c)	15,300	15,454
Residential Asset Securities NIM Corp.		
4.00%, 02/25/35 (a)	6,820	6,813
Residential Funding Mortgage Securitization I		
4.75%, 12/25/19	93,362	91,319
Ryder Vehicle Lease Trust		
6.75%, 03/15/12 (a)(b)	10,000	10,050
Sail Net Interest Margin Notes		
4.75%, 04/27/35 (a)	2,997	2,978
4.25%, 02/27/35 (a)	3,134	3,117
4.50%, 10/27/34 (a)	2,831	2,820
7.35%, 11/27/33 (a)	34	34
SAKS Credit Card Master Trust		
5.40%, 04/17/06 (c)	3,000	3,006
Saxon Asset Securities Trust		
5.71%, 03/27/06 (c)	12,650	12,734
Securitized Asset Backed NIM Trust		
5.50%, 09/25/34	1,790	1,781
5.50%, 08/25/34	1,716	1,709
5.75%, 07/25/34	810	809
Sharps SP I L.L.C. Net Interest Margin Trust		
4.00%, 01/25/35	3,331	3,318
3.75%, 12/25/34 (a)	5,799	5,778
5.19%, 11/25/34 (a)	4,266	4,248
5.43%, 10/25/34	1,290	1,283

See financial notes.   25

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
5.43%, 05/25/34 (a)	166	166
5.19%, 04/25/34 (a)	322	322
Specialty Underwriting & Residential Finance		
5.09%, 03/27/06 (c)	15,000	15,068
Structured Asset Investment Loan Trust		
4.92%, 03/27/06 (c)	11,130	11,156
6.33%, 03/27/06 (c)	10,333	10,383
Structured Asset Securities Corp.		
5.50%, 05/25/19	21,051	21,005
5.35%, 02/25/18	20,067	19,858
5.18%, 03/27/06 (c)	14,600	14,640
5.68%, 03/27/06 (c)	2,653	2,664
6.63%, 03/27/06 (c)	474	475
6.83%, 03/27/06 (c)	18,000	18,155
Student Loan Trust		
4.69%, 06/15/06 (c)	75,000	75,408
4.85%, 04/28/06 (c)	11,897	11,959
4.62%, 04/25/06 (c)	88,167	88,215
4.62%, 04/25/06 (c)	28,450	28,265
4.62%, 04/25/06 (c)	10,000	9,976
4.71%, 04/25/06 (c)	15,000	15,040
4.73%, 04/25/06 (c)	3,861	3,869
4.75%, 04/25/06 (c)	47,500	47,700
4.75%, 04/25/06 (c)	62,000	57,941
4.77%, 04/25/06 (c)	2,318	2,324
4.81%, 04/25/06 (c)	5,539	5,560
4.82%, 04/25/06 (c)	4,873	4,889
Terrapin Funding, L.L.C.		
5.87%, 04/07/06 (a)(c)	20,000	20,022
UCFC Home Equity Loan		
7.03%, 10/15/29	9,800	9,792
Wells Fargo Home Equity		
4.45%, 10/26/34 (a)	2,863	2,861
WFS Financial Owner Trust		
3.21%, 05/17/12	8,081	7,911
3.60%, 02/17/12	7,374	7,213
4.07%, 02/17/12	1,139	1,123
3.20%, 11/21/11	5,802	5,700
2.49%, 08/22/11	2,849	2,774
2.81%, 08/22/11	1,000	969
4.50%, 02/20/10	549	549
Whole Auto Loan Trust		
2.24%, 03/15/10	5,943	5,868
Total Asset-Backed Obligations **(Cost $2,169,471)**		**2,168,892**

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 23.5% of net assets		
Collateralized Mortgage Obligations 20.2%		
Banc of America Alternative Loan Trust		
4.75%, 02/25/19 (b)	18,202	17,627
Bank of America Mortgage Securities		
3.60%, 04/25/06 (b)(c)	3,414	3,338
3.93%, 04/25/06 (b)(c)	3,578	3,525
4.10%, 04/25/06 (b)(c)	12,023	11,910
4.12%, 04/25/06 (b)(c)	18,326	17,901
4.79%, 04/25/06 (b)(c)	26,807	26,377
4.88%, 04/25/06 (b)(c)	1,576	1,562
5.00%, 09/25/18 (b)	14,395	14,076
5.00%, 11/25/18 (b)	11,002	10,762
5.00%, 08/25/19 (b)	61,613	60,496
5.00%, 07/25/18 (b)	10,643	10,430
5.00%, 06/25/20 (b)	66,084	64,848
Bear Stearns Adjustable Rate Mortgage		
4.91%, 04/25/06 (b)(c)	80,690	78,370
Cendant Mortgage Corp.		
5.00%, 05/25/33 (b)	6,922	6,800
Chase Mortgage Finance Corp.		
4.75%, 11/25/18 (d)	28,623	27,818
5.00%, 03/25/18	22,625	22,248
5.00%, 02/25/19 (b)	103,761	101,165
Countrywide Home Loans		
3.72%, 04/19/06 (b)(c)	3,574	3,496
4.66%, 04/20/06 (b)(c)	42,649	42,470
Credit Suisse First Boston Mortgage Securities Corp.		
4.74%, 04/25/06 (b)(c)	20,391	20,138
5.40%, 04/19/06 (b)	2,302	2,282
Crown Castle Towers, L.L.C.		
4.88%, 06/15/35 (a)(b)	11,000	10,674
CS First Boston Mortgage Securities Corp.		
5.59%, 04/25/06 (b)(c)	746	761
5.76%, 04/25/06 (b)(c)	911	929
Fifth Third Mortgage Loan Trust		
5.82%, 04/19/06 (b)(c)	1,228	1,243
Global Signal Trust III		
4.90%, 04/17/06 (a)(c)	24,000	24,000
GSR Mortgage Loan Trust		
3.40%, 04/25/06 (c)	7,400	7,225
3.91%, 04/25/06 (c)	11,586	11,546
5.00%, 08/25/19 (d)	20,441	19,609

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Impac CMB Trust		
4.93%, 03/27/06 (c)	3,369	3,372
IndyMac Index Mortgage Loan Trust (Interest Only)		
0.80%, 04/25/34	199,845	1,633
JP Morgan Mortgage Trust		
5.00%, 09/25/19	60,542	59,445
5.69%, 03/31/36	100,000	99,773
Morgan Stanley Mortgage Loan Trust		
4.46%, 04/25/06 (c)	7,292	7,202
4.97%, 04/25/06 (c)	11,738	11,743
5.39%, 04/25/06 (c)	5,928	5,925
5.60%, 04/25/06 (c)	280	280
6.39%, 04/25/06 (c)	12,442	12,558
Residential Accredit Loans, Inc.		
4.49%, 04/25/06 (c)	5,948	5,774
5.00%, 12/25/19	35,125	34,488
Residential Asset Securitization Trust		
5.00%, 08/25/19	25,665	25,208
5.50%, 06/25/35	115,652	115,739
Residential Funding Mortgage Securitization I		
4.75%, 12/25/18	10,495	10,199
Sequoia Mortgage Trust (Interest Only)		
0.66%, 04/20/06 (c)	143,826	1,041
Thornburg Mortgage Securities Trust		
3.32%, 04/25/06 (c)	18,110	17,467
Washington Mutual		
4.03%, 04/25/06 (c)	7,014	6,993
4.49%, 04/25/06 (c)	1,773	1,745
4.68%, 04/25/06 (c)	3,338	3,308
5.00%, 09/25/18 (d)	14,040	13,794
5.00%, 10/25/18	50,697	49,754
5.00%, 11/25/18	52,303	51,085
Wells Fargo Mortgage Backed Securities Trust		
3.45%, 04/25/06 (c)	16,289	16,313
3.54%, 04/25/06 (c)	19,500	18,651
3.99%, 04/25/06 (c)	16,556	16,147
4.62%, 04/25/06 (c)	22,770	21,670
4.73%, 04/25/06 (c)	15,799	15,555
4.75%, 04/25/06 (c)	11,897	11,360
4.75%, 12/25/18 (d)	10,086	9,744
		1,271,592

U.S. Government Agency Mortgages 3.3%

	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fannie Mae		
3.97%, 04/25/06 (c)	17,925	17,373
4.00%, 09/25/31	4,990	4,775
4.00%, 04/25/06 (c)	15,616	15,218

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.75%, 04/25/06 (c)	16,475	16,387
4.92%, 04/25/06 (c)	25,314	25,251
4.97%, 04/25/06 (c)	436	446
5.00%, 06/25/18	21,544	2,673
5.05%, 04/25/06 (b)(c)	4,951	4,965
5.07%, 04/25/06 (c)	457	471
5.08%, 04/25/06 (c)	515	529
5.09%, 04/25/06 (b)(c)	8,080	8,134
5.38%, 03/25/06 (c)	2,013	2,025
5.43%, 04/25/06 (c)	2,372	2,376
5.80%, 04/25/06 (b)(c)	745	768
5.99%, 04/25/06 (c)	212	218
6.00%, 03/25/17	19,476	19,839
6.00%, 04/01/17 (b)	6,179	6,303
6.06%, 04/25/06 (c)	341	352
6.12%, 04/25/06 (c)	391	402
6.50%, 04/01/08 to 01/01/18(b)	7,838	7,988
6.50%, 12/01/11 to 10/01/19	26,628	27,332
6.58%, 01/01/32 (c)	1,336	1,367
7.00%, 07/01/34 to 09/01/34	14,233	14,727
Federal Home Loan Mortgage Corp.		
2.61%, 04/15/06 (c)	49	49
2.84%, 02/15/10	1,191	1,182
Freddie Mac		
5.31%, 05/15/06 (c)	913	935
5.48%, 05/15/06 (c)	26,556	26,573
5.50%, 08/01/11	666	670
6.00%, 05/01/08	149	150
6.11%, 05/15/06 (c)	1,222	1,283
6.24%, 05/15/06 (c)	765	784
9.30%, 11/15/20	450	449
		211,994
Total Mortgage-Backed Securities **(Cost $1,502,084)**		**1,483,586**

U.S. Government Securities 0.1% of net assets

U.S. Treasury Obligations 0.1%

U.S. Treasury Bills	Face Amount ($ x 1,000)	Value ($ x 1,000)
0.01%, 04/20/06	1,500	1,491
0.01%, 05/25/06	1,000	990

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
2.32%, 03/23/06	500	499
3.90%, 03/23/06	500	499
4.18%, 04/13/06	1,000	995
Total U.S. Government Securities (Cost $4,474)		**4,474**

Commercial Paper & Other Corporate Obligations 2.9% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Cox Communications, Inc.		
4.70%, 03/01/06	41,500	41,500
4.72%, 03/01/06	9,500	9,500
Kinder Morgan Energy		
4.60%, 03/03/06	31,000	30,992
4.60%, 03/06/06	31,000	30,980
Time Warner Cable, Inc.		
4.57%, 03/02/06	42,000	41,995
4.58%, 03/10/06	28,000	27,968
Total Commercial Paper & Other Corporate Obligations (Cost $182,935)		**182,935**

Preferred Stock 4.4% of net assets

Security and Number of Shares		Value ($ x 1,000)
ABN AMRO North American Capital Funding *	285,000	28,139
BBVA Preferred Capital Ltd. *	127,599	3,220
Fannie Mae, Series K (d)	541,300	27,042
Fannie Mae, Series J (d)	1,539,000	76,887
International Lease Finance (c)(d)*	380,000	38,048
SG Preferred Capital II (c)*	100,000	10,818
SLM Corp. (c)(d)	168,000	17,089
Woodbourne Passthru Trust (c)(d)*	400,000	40,220
Zurich Regcaps Funding Trust I*	13,000	12,987
Zurich Regcaps Funding Trust III (c)(d)	235,000	23,491
Total Preferred Stock (Cost $276,228)		**277,941**

Other Investment Companies 0.1% of net assets

Security and Number of Shares		Value ($ x 1,000)
SSgA Prime Money Market Portfolio	6,292,467	6,292
Total Other Investment Companies (Cost $6,292)		**6,292**

End of Investments.

At February 28, 2006, the tax basis cost of the fund's investments was $6,467,861, and the unrealized gains and losses were $19,664 and ($34,135), respectively.

In addition to the above, the fund held the following at 2/28/06. All numbers are x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains/Losses
2 Year, Short U.S. Treasury Note, expires 06/30/06	2,200	449,625	(75)
5 Year, Short U.S. Treasury Note, expires 06/30/06	9,130	960,362	872
			797

* Non-income producing security.
(a) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $817,113 or 13.0% of net assets.
(b) All or a portion of this security is held as collateral for futures contracts, short sales and delayed-delivery security.
(c) Variable-rate security.
(d) Callable security.

Statement of
Assets and Liabilities

As of February 28, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (Cost $6,467,313) (Note 2)	$6,453,390
Cash	2,279
Receivables:	
Fund shares sold	23,357
Interest	35,687
Dividends	1,893
Prepaid expenses	+ 493
Total assets	**6,517,099**

Liabilities

Payables:	
Investments bought	192,088
Due to brokers for futures	2,587
Fund shares redeemed	20,032
Transfer agent and shareholder service fees	61
Investment adviser and administrator fees	157
Dividends to shareholders	34
Accrued expenses	+ 310
Total liabilities	**215,269**

Net Assets

Total assets	6,517,099
Total liabilities	- 215,269
Net assets	**$6,301,830**

Net Assets by Source

Capital received from investors	6,374,630
Net investment income not yet distributed	741
Net realized capital losses	(60,415)
Net unrealized capital loses	(13,126)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$751,792		77,785		$9.67
Select Shares	$5,550,038		574,319		$9.66

Statement of
Operations

For September 1, 2005 through February 28, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Interest		$140,304
Dividends		6,725
Total investment income		**147,029**
Net Realized Gains and Losses		
Net realized losses on investments		(4,983)
Net realized gains on futures contracts	+	16,171
Net realized gains		**11,188**
Net Unrealized Gains and Losses		
Net unrealized losses on investments		(24,314)
Net unrealized gains on futures contracts	+	5,495
Net unrealized losses		**(18,819)**
Expenses		
Investment adviser and administrator fees (Note 3)		9,174
Transfer agent and shareholder service fees: (Note 3)		
Investor Shares		918
Select Shares		2,650
Registration fees		371
Custodian and portfolio accounting fees		305
Shareholder reports		86
Professional fees		29
Trustees' fees		20
Other expenses	+	23
Total expenses		**13,576**
Increase in Net Assets From Operations		
Total investment income		147,029
Total expenses	-	13,576
Net investment income		**133,453**
Net realized gains		11,188
Net unrealized losses	+	(18,819)
Increase in net assets from operations		**$125,822**

 See financial notes.

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	9/1/05–2/28/06	9/1/04–8/31/05
Net investment income	$133,453	$151,641
Net realized gains or losses	11,188	(3,217)
Net unrealized losses	+ (18,819)	(6,060)
Increase in net assets from operations	**125,822**	**142,364**

Distributions Paid

Dividends from Net Investment Income		
Investor Shares	15,743	23,140
Select Shares	+ 117,710	133,811
Total dividends from net investment income	**$133,453**	**$156,951**

Transactions in Fund Shares

	9/1/05–2/28/06		9/1/04–8/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	25,323	$244,751	75,770	$734,370
Select Shares	+ 269,152	2,600,755	558,919	5,414,965
Total shares sold	**294,475**	**$2,845,506**	**634,689**	**$6,149,335**
Shares Reinvested				
Investor Shares	1,403	$13,549	1,945	$18,842
Select Shares	+ 9,943	96,027	10,654	103,193
Total shares reinvested	**11,346**	**$109,576**	**12,599**	**$122,035**
Shares Redeemed				
Investor Shares	(25,481)	($246,218)	(66,972)	($648,876)
Select Shares	+ (230,996)	(2,231,414)	(355,553)	(3,444,153)
Total shares redeemed	**(256,477)**	**($2,477,632)**	**(422,525)**	**($4,093,029)**
Net transactions in fund shares	**49,344**	**$477,450**	**(224,763)**	**($2,178,341)**

Shares Outstanding and Net Assets

	9/1/05–2/28/06		9/1/04–8/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	602,760	$5,832,011	377,997	$3,668,257
Total increase	+ 49,344	469,819	224,763	2,163,754
End of period	**652,104**	**$6,301,830**	**602,760**	**$5,832,011**
Net investment income not yet distributed		**$741**		**$741**

Schwab Short-Term Bond Market Fund™

Financial Statements

Financial Highlights

	9/1/05–2/28/06*	9/1/04–8/31/05	9/1/03 –8/31/04	9/1/02 –8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)						
Net asset value at beginning of period	10.05	10.21	10.14	10.07	10.08	9.65
Income from investment operations:						
Net investment income	0.19	0.30	0.28	0.34	0.50	0.59
Net realized and unrealized gains or losses	(0.14)	(0.13)	0.07	0.07	(0.02)	0.43
Total income from investment operations	0.05	0.17	0.35	0.41	0.48	1.02
Less distributions:						
Dividends from net investment income	(0.19)	(0.31)	(0.28)	(0.34)	(0.49)	(0.59)
Distributions from net realized gains	—	(0.02)	—	—	—	—
Total distributions	(0.19)	(0.33)	(0.28)	(0.34)	(0.49)	(0.59)
Net asset value at end of period	9.91	10.05	10.21	10.14	10.07	10.08
Total return (%)	0.55[1]	1.68	3.46	4.16	4.88	10.84
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.55[2]	0.55	0.53	0.43	0.35	0.35
Gross operating expenses	0.57[2]	0.57	0.57	0.58	0.63	0.66
Net investment income	3.93[2]	3.00	2.69	3.34	4.95	5.90
Portfolio turnover rate	86[1]	109	114	124	150	248
Net assets, end of period ($ x 1,000,000)	611	660	728	648	493	369

* Unaudited.
[1] Not annualized.
[2] Annualized.

Portfolio Holdings as of February 28, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity date shown is the later of the next interest rate change date or demand date.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
50.7% U.S. Government Securities	314,221	309,810
23.6% Corporate Bonds	145,341	144,152
11.7% Mortgage-Backed Securities	72,423	71,672
12.6% Asset-Backed Obligations	76,683	76,796
0.4% Commercial Paper & Other Corporate Obligations	2,500	2,500
4.0% Preferred Stock	24,375	24,349
0.1% Other Investment Companies	463	463
—% Short-Term Investments	99	99
103.1% Total Investments	636,105	629,841
33.4% Collateral Invested for Securities on Loan		204,170
(36.5)% Other Assets and Liabilities		(223,123)
100.0% Net Assets		610,888

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Government Securities 50.7% of net assets		
U.S. Government Agency Securities 28.2%		
Fannie Mae		
4.75%, 12/15/10 (a)	11,000	10,925
Federal Home Loan Bank		
4.63%, 01/18/08	27,000	26,875
4.63%, 11/21/08 (b)	25,000	24,825
Freddie Mac		
4.63%, 02/21/08 (b)	75,000	74,635
4.63%, 12/19/08 (a)	5,000	4,965
5.13%, 10/15/08 (a)	30,000	30,166
		172,391
U.S. Treasury Obligations 22.5%		
U.S. Treasury Notes		
2.63%, 05/15/08 (b)	21,000	20,111
3.13%, 09/15/08 (b)	35,000	33,727
3.25%, 08/15/08 (b)	11,000	10,646
3.38%, 11/15/08 (b)	3,000	2,904
3.38%, 12/15/08 (b)	5,000	4,836
3.50%, 12/15/09 (b)	6,600	6,343
3.63%, 06/15/10 (b)	3,250	3,124
3.88%, 05/15/09 (b)	2,000	1,954
3.88%, 07/15/10 (b)	1,060	1,029
3.88%, 09/15/10 (b)	2,500	2,424
4.00%, 04/15/10 (b)	3,000	2,929
4.13%, 08/15/10 (b)	4,030	3,950
4.25%, 01/15/11 (b)	1,750	1,724
4.38%, 12/31/07 (b)	8,000	7,958
4.38%, 11/15/08 (b)	34,000	33,760
		137,419
Total U.S. Government Securities (Cost $314,220)		309,810
Corporate Bonds 23.6% of net assets		
Finance 10.2%		
Banking 4.3%		
BBVA Bancomer Capital Trust I		
5.38%, 07/22/10 (c)(d)	2,000	1,966

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Citigroup, Inc.		
4.60%, 03/09/06 (a)(e)	4,000	4,012
Deutsche Bank Capital Trust		
6.33%, 03/30/06 (c)(d)(e)	8,000	8,372
JP Morgan Chase & Co.		
4.72%, 04/03/06 (b)(e)	5,000	5,018
Korea Exchange Bank		
5.00%, 06/10/15 (c)(d)	1,500	1,465
Sovereign Bank		
4.38%, 08/01/13 (d)	3,800	3,713
Wachovia Capital Trust III		
5.80%, 03/15/11 (d)(e)	2,000	1,991
		26,537
Brokerage 0.7%		
Goldman Sachs Group, Inc.		
4.82%, 03/28/06 (a)(e)	4,000	**4,021**
Finance Companies 2.9%		
Countrywide Financial Corp.		
5.26%, 04/03/06 (d)(e)	1,500	1,502
General Electric Capital Corp.		
4.59%, 03/15/06 (b)(e)	4,000	4,009
HSBC Finance Corp.		
5.25%, 01/14/11 (b)	3,000	2,993
ILFC E-Capital Trust I		
5.90%, 12/21/10 (b)(c)(d)	3,000	2,992
International Lease Finance Corp.		
5.00%, 04/18/06 (e)	3,000	3,019
Residential Capital Corp.		
6.13%, 11/21/08	3,000	2,997
		17,512
Insurance 1.0%		
UnitedHealth Group, Inc.		
5.25%, 03/15/11	3,000	3,005
TIAA Global Markets, Inc.		
4.67%, 04/12/06 (e)	4,000	4,003
ZFS Finance USA Trust III		
5.65%, 03/15/06 (c)(d)(e)	2,000	2,069
		9,077
Real Estate Investment Trust 1.3%		
iStar Financial, Inc.		
5.65%, 09/15/11	5,000	5,003
Simon Property Group LP		
5.38%, 06/01/11 (d)	3,000	2,988
		7,991
		65,138

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Industrial 11.3%		
Communications 3.5%		
America Movil SA de CV		
5.26%, 04/27/06 (c)(e)	3,000	3,016
Comcast Corp.		
5.45%, 11/15/10 (b)	3,000	2,994
Directv Holdings/Finance		
8.38%, 03/15/13 (d)	500	539
IWO Holdings, Inc.		
8.35%, 04/15/06 (d)(e)	2,500	2,616
Nextel Partners, Inc.		
8.13%, 07/01/11	2,000	2,130
Sprint Capital Corp.		
7.63%, 01/30/11	2,000	2,189
Telecom Italia Capital SA		
4.88%, 10/01/10	4,000	3,886
Telefonos de Mexico SA		
4.50%, 11/19/08 (a)	2,000	1,964
Time Warner Entertainment Co.		
7.25%, 09/01/08	2,000	2,084
		21,418
Consumer Cyclical 6.2%		
CVS Corp.		
6.12%, 01/10/13 (a)(c)	5,697	5,815
D.R. Horton, Inc.		
8.00%, 02/01/09 (b)	2,000	2,132
Ford Motor Credit Co.		
7.20%, 06/15/07	2,000	1,965
7.68%, 05/02/06 (a)(e)	4,000	3,924
General Motors Acceptance Corp.		
5.50%, 04/18/06 (e)	1,500	1,461
5.62%, 05/22/06 (e)	500	482
5.85%, 01/14/09	2,000	1,835
7.25%, 03/02/11 (a)	2,500	2,286
GTech Holdings Corp.		
4.50%, 12/01/09	2,100	2,068
KB Home		
9.50%, 02/15/11	3,097	3,256
Mandalay Resort Group		
6.50%, 07/31/09 (c)	1,500	1,522
Ryland Group, Inc.		
9.13%, 06/15/11 (d)	3,080	3,242
Station Casinos, Inc.		
6.00%, 04/01/12 (d)	1,000	1,005

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Toll Corp.		
8.25%, 02/01/11 (d)	3,500	3,647
		34,640
Energy 0.7%		
Delek & Avner-Yam Tethys Ltd.		
5.78%, 05/02/06 (c)(e)	1,799	1,801
Husky Oil Ltd.		
8.90%, 08/15/28 (a)(d)	2,000	2,133
Premcor Refining Group, Inc.		
9.50%, 02/01/13 (d)	600	668
		4,602
Technology 0.5%		
Freescale Semiconductor, Inc.		
7.35%, 04/15/06 (d)(e)	2,900	**2,987**
Transportation 0.4%		
Union Pacific Corp.		
7.25%, 11/01/08	2,240	**2,353**
		66,000
Utilities 2.1%		
Electric 1.0%		
CenterPoint Energy Resources, Inc.		
6.50%, 02/01/08 (b)	2,955	3,014
Entergy Gulf States, Inc.		
4.81%, 03/01/06 (d)(e)	1,200	1,187
4.88%, 11/01/11 (d)	2,000	1,898
		6,099
Natural Gas 1.1%		
Enterprise Products Operating L.P.		
4.95%, 06/01/10	3,000	2,936
Kinder Morgan Finance		
5.35%, 01/05/11	4,000	3,979
		6,915
		13,014
Total Corporate Bonds **(Cost $145,341)**		144,152

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 11.7% of net assets		
Collateralized Mortgage Obligations 9.5%		
Bank of America Mortgage Securities		
5.00%, 07/25/18 (a)	7,982	7,822
Countrywide Home Loans		
4.66%, 04/20/06 (a)(e)	6,243	6,217
Global Signal Trust III		
4.90%, 03/31/06 (c)	3,000	3,000
5.58%, 02/15/36	4,000	4,003
LB-UBS Commercial Mortgage Trust		
5.10%, 11/15/30	10,000	9,969
Morgan Stanley Mortgage Loan Trust		
5.39%, 04/25/06 (a)(e)	5,928	5,925
5.60%, 04/25/06 (a)(e)	4,198	4,198
6.39%, 04/25/06 (a)(e)	3,494	3,526
Residential Asset Securitization Trust		
5.00%, 08/25/19 (a)	7,593	7,458
Residential Funding Mortgage Securitization I		
4.75%, 12/25/18	6,069	5,898
		58,016
U.S. Government Agency Mortgages 2.2%		
Fannie Mae		
4.75%, 03/01/06 (a)(e)	13,729	**13,656**
Total Mortgage Backed Securities **(Cost $72,423)**		**71,672**
Asset-Backed Obligations 12.6% of net assets		
ACT Depositor Corp.		
4.81%, 03/22/06 (e)	4,000	3,994
Aria CDO I (Jersey) Ltd.		
5.39%, 04/07/06 (e)	4,000	4,022
Crown Castle Towers LLC		
4.64%, 06/15/35	4,000	3,894
Fremont Home Loan Trust		
6.20%, 03/25/06 (a)(e)	5,000	5,110
Fremont NIM Trust		
4.50%, 11/25/34 (a)	647	646
Household Mortgage Loan Trust		
5.17%, 03/20/06 (e)	430	431

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
J P Morgan Mortgage Trust		
5.77%, 03/25/36	20,000	19,998
Long Beach Mortgage Loan Trust		
6.73%, 03/25/06 (e)	4,200	4,251
Main Street Warehouse Funding Trust		
6.88%, 03/25/06 (e)	4,000	4,004
Merrill Lynch Mortgage Investors, Inc.		
4.50%, 12/25/34	325	323
Novastar Home Equity Loan		
5.78%, 03/25/06 (e)	3,000	3,022
6.53%, 03/25/06 (e)	2,000	2,022
Securitized Asset Backed NIM Trust		
5.50%, 08/25/34	343	342
5.50%, 09/25/34	573	570
Student Loan Trust		
4.62%, 04/25/06 (e)	4,742	4,711
4.68%, 03/15/06 (a)(e)	14,361	14,453
Terrapin Funding, L.L.C.		
5.97%, 04/07/06 (a)(e)	5,000	5,005
Total Asset-Backed Obligations (Cost $76,683)		**76,796**

Commercial Paper & Other Corporate Obligations 0.4% of net assets		
Cox Enterprises, Inc.		
4.65%, 03/01/06	2,500	2,500
Total Commercial Paper & Other Corporate Obligations (Cost $2,500)		**2,500**

Security and Number of Shares	Value ($ x 1,000)
Preferred Stock 4.0% of net assets	
Fannie Mae (d)(e)	400,000	19,984
Fannie Mae (b)(d)(e)	27,000	1,349
SLM Corp. (d)(e)	10,000	1,017
Zurich Regcaps Funding		
Trust III (d)	20,000	1,999
Total Preferred Stock (Cost $24,375)		**24,349**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.1% of net assets	
SSgA Prime Money Market Portfolio	462,503	**463**
Total Other Investment Companies (Cost $463)		**463**

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 0.0% of net assets		
U.S. Treasury Obligations 0.0%		
U.S. Treasury Bill		
4.34%, 04/27/06	100	**99**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 33.4% of net assets	
SSgA Prime Money Market Portfolio	204,170	**204,170**

End of collateral invested for securities on loan.

At February 28, 2006, the tax basis cost of the fund's investments was $636,226, and the unrealized gains and losses were $488 and ($6,873), respectively.

Portfolio Holdings (Unaudited) continued

In addition to the above, the fund held the following at 2/28/06. All numbers are x1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains/Losses
2 Year, Long U.S. Treasury Note, expires 06/30/06	175	35,766	2
5 Year, Long U.S. Treasury Note, expires 06/30/06	100	10,519	(2)
			0

(a) All or a portion of this security is held as collateral for futures contracts and delayed delivery security
(b) All or a portion of this security is on loan
(c) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $32,018 or 5.3% of net assets.
(d) Callable security
(e) Variable-rate security

Statement of
Assets and Liabilities

As of February 28, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including $200,263 of securities on loan (Cost $636,105) (Note 2)	$629,841
Collateral invested for securities on loan	204,170
Receivables:	
Fund shares sold	1,186
Interest	4,877
Receivable from investment adviser	50
Dividends	124
Due from broker for futures	48
Prepaid expenses	+ 25
Total assets	**840,321**

Liabilities

Collateral held for securities on loan	204,170
Payables:	
Investments bought	23,762
Fund shares redeemed	1,378
Transfer agent and shareholder service fees	12
Investment adviser and administrator fees	64
Dividends to shareholders	2
Accrued expenses	+ 45
Total liabilities	**229,433**

Net Assets

Total assets	840,321
Total liabilities	- 229,433
Net assets	**$610,888**

Net Assets by Source

Capital received from investors	627,134
Net investment income not yet distributed	17
Net realized capital losses	(10,001)
Net unrealized capital losses	(6,262)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$610,888		61,654		$9.91

Statement of
Operations

For September 1, 2005 through February 28, 2006; unaudited. All numbers are x 1,000.

Investment Income

Interest		$13,426
Dividends		507
Securities on loan	+	113
Total investment income		**14,046**

Net Realized Gains and Losses

Net realized losses on investments		(4,768)
Net realized losses on futures contracts	+	(506)
Net realized losses		**(5,274)**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(3,584)
Net unrealized losses on futures contracts	+	(217)
Net unrealized losses		**(3,801)**

Expenses

Investment adviser and administrator fees (Note 3)		880
Transfer agent and shareholder service fees (Note 3)		785
Custodian and portfolio accounting fees		42
Shareholder reports		25
Registration fees		19
Professional fees		15
Trustees' fees		6
Other expenses	+	4
Total expenses		1,776
Expense reduction (Note 3)	-	50
Net expenses		**1,726**

Increase in Net Assets From Operations

Total investment income		14,046
Net expenses	-	1,726
Net investment income		**12,320**
Net realized losses		(5,274)
Net unrealized losses	+	(3,801)
Increase in net assets from operations		**$3,245**

Statements of

Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	9/1/05–2/28/06	9/1/04–8/31/05
Net investment income	$12,320	$21,018
Net realized losses	(5,274)	(2,776)
Net unrealized losses	+ (3,801)	(7,082)
Increase in net assets from operations	**3,245**	**11,160**

Distributions Paid

Dividends from net investment income	12,320	21,575
Distributions from net realized gains	+ –	1,173
Total distributions	**$12,320**	**$22,748**

Transactions in Fund Shares

	9/1/05–2/28/06		9/1/04–8/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares sold	7,396	$73,616	21,732	$219,771
Shares reinvested	976	9,701	1,713	17,284
Shares redeemed	+ (12,383)	(123,232)	(29,129)	(293,944)
Net transactions in fund shares	**(4,011)**	**($39,915)**	**(5,684)**	**($56,889)**

Shares Outstanding and Net Assets

	9/1/05–2/28/06		9/1/04–8/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	65,665	$659,878	71,349	$728,355
Total decrease	+ (4,011)	(48,990)	(5,684)	(68,477)
End of period	**61,654**	**$610,888**	**65,665**	**$659,878**
Net investment income not yet distributed		**$17**		**$17**

 See financial notes.

Schwab Total Bond Market Fund™

Financial Statements

Financial Highlights

	9/1/05–2/28/06*	9/1/04–8/31/05	9/1/03–8/31/04	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01
Per-Share Data ($)						
Net asset value at beginning of period	10.10	10.15	10.20	10.22	10.24	9.65
Income from investment operations:						
Net investment income	0.25	0.35	0.31	0.34	0.47	0.60
Net realized and unrealized gains or losses	(0.25)	0.08	0.32	0.10	0.13	0.59
Total income from investment operations	—	0.43	0.63	0.44	0.60	1.19
Less distributions:						
Dividends from net investment income	(0.22)	(0.36)	(0.33)	(0.37)	(0.46)	(0.60)
Distributions from net realized gains	(0.03)	(0.12)	(0.35)	(0.09)	(0.16)	—
Total distributions	(0.25)	(0.48)	(0.68)	(0.46)	(0.62)	(0.60)
Net asset value at end of period	9.85	10.10	10.15	10.20	10.22	10.24
Total return (%)	0.01[1]	4.31	6.37	4.37	6.18	12.68
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.53[2]	0.54	0.52	0.43	0.35	0.35
Gross operating expenses	0.53[2]	0.54	0.54	0.54	0.57	0.58
Net investment income	4.52[2]	3.49	3.08	3.36	4.66	6.00
Portfolio turnover rate	125[1]	221	223	121	74	153
Net assets, end of period ($ x 1,000,000)	1,233	1,195	1,042	1,025	1,053	926

[*] Unaudited.
[1] Not annualized.
[2] Annualized.

Portfolio Holdings as of February 28, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity date shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
42.0%	**Mortgage-Backed Securities**	520,757	518,503
24.5%	**U.S. Government Securities**	300,508	302,262
21.6%	**Corporate Bonds**	267,438	266,175
14.8%	**Asset-Backed Obligations**	183,180	182,742
3.0%	**Commercial Paper & Other Corporate Obligations**	37,066	37,066
3.8%	**Preferred Stock**	46,688	46,822
0.4%	**Other Investment Companies**	4,675	4,675
110.1%	**Total Investments**	**1,360,312**	**1,358,245**
15.7%	**Collateral Invested for Securities on Loan**		193,146
(25.8)%	**Other Assets and Liabilities**		(318,339)
100.0%	**Net Assets**		**1,233,052**

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 42.0% of net assets		
Collateralized Mortgage Obligations 12.8%		
Bank of America Mortgage Securities		
5.00%, 07/25/18 (a)	7,982	7,822
5.00%, 06/25/20 (a)	40,351	39,597
5.33%, 09/10/45	9,000	9,045
Bear Stearns Commercial Mortgage Securities		
4.95%, 02/11/41	7,500	7,371
Crown Castle Towers, L.L.C.		
4.88%, 06/15/35	4,700	4,561
Global Signal Trust III		
4.90%, 04/17/06 (b)(c)	5,000	5,000
5.58%, 02/15/36 (b)	8,000	8,005
JP Morgan Chase Commercial Mortgage Securities Corp. 2005 Ldp3 Pass Cl A4 4.94%, 04/15/06 (c)	12,930	12,589
JP Morgan Mortgage Trust		
5.70%, 03/25/36	10,000	9,999
LB-UBS Commercial Mortgage Trust		
5.10%, 11/15/30	15,000	14,954
5.20%, 04/15/06 (c)	13,500	13,422
Morgan Stanley Capital I		
5.21%, 04/14/06 (c)	5,000	4,997
Morgan Stanley Mortgage Loan Trust		
5.60%, 04/25/06 (c)	10,273	10,272
Residential Funding Mortgage Securitization I		
4.75%, 12/25/18	10,789	10,485
		158,119
U.S. Government Agency Mortgages 29.2%		
Fannie Mae		
4.50%, 12/01/19	10,275	10,000
4.75%, 04/25/06 (a)(c)	22,882	22,760
5.00%, 07/01/19 to 03/01/35	26,553	25,996
5.50%, 12/01/13 to 09/01/19	17,524	17,620

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
5.50%, 04/01/33 to 03/01/35(a)	59,969	59,516
6.00%, 03/25/17	3,895	3,968
6.00%, 01/01/33 to 04/01/33(a)	9,021	9,118
6.00%, 08/01/33 to 11/01/34	9,189	9,284
6.50%, 09/01/22 to 05/01/32(a)	7,785	8,015
6.50%, 02/01/32 to 05/01/35	15,721	16,110
7.50%, 01/01/33 (a)	2,416	2,530
Fannie Mae TBA		
4.50%, 12/01/99 (d)	10,000	9,716
5.00%, 12/01/99 to 12/01/99(d)	65,000	63,228
5.50%, 12/01/99 (d)	15,000	14,864
Freddie Mac		
6.00%, 04/01/14 to 06/01/20	12,019	12,219
6.50%, 03/01/32 (a)	4,287	4,396
Ginnie Mae		
5.50%, 05/20/35	3,955	3,956
6.00%, 06/15/33 to 10/15/34	16,427	16,772
6.00%, 10/15/34 (a)	12,334	12,588
7.00%, 10/15/22 to 07/15/35	13,147	13,769
7.00%, 03/15/31 to 12/15/31(a)	1,758	1,837
7.50%, 03/15/32 (a)	1,216	1,278
Ginnie Mae TBA		
6.50%, 12/01/99 (d)	20,000	20,844
		360,384
Total Mortgage Backed Securities (Cost $520,757)		518,503

U.S. Government Securities 24.5% of net assets

U.S. Government Agency Mortgages 3.6%

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Federal Home Loan Bank		
4.63%, 02/18/11 (e)	27,000	26,658
Federal Home Loan Mortgage Corp.		
5.50%, 07/01/19	13,094	13,150

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
6.00%, 01/01/14	858	872
6.00%, 12/01/32 (a)	4,131	4,173
		44,853

U.S. Government Agency Securities 4.3%

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fannie Mae		
2.50%, 06/15/08	3,000	2,847
4.75%, 12/15/10	20,000	19,863
6.63%, 11/15/30	4,000	4,959
Federal Home Loan Bank		
4.63%, 11/21/08 (e)	15,000	14,895
Freddie Mac		
4.63%, 02/21/08 (e)	10,000	9,951
		52,515

U.S. Treasury Obligations 16.6%

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Treasury Inflation Protection Security		
1.88%, 07/15/13 (e)	19,826	19,706
2.00%, 07/15/14 (e)	10,442	10,459
U.S.Treasury Bills		
4.47%, 05/25/06	500	495
U.S. Treasury Bonds		
4.50%, 02/15/36	5,000	4,999
5.25%, 02/15/29 (e)	5,000	5,410
5.38%, 02/15/31 (e)	13,760	15,321
6.00%, 02/15/26	4,000	4,654
6.13%, 11/15/27 (e)	7,500	8,969
6.13%, 08/15/29 (e)	1,000	1,208
6.25%, 08/15/23 (e)	12,700	15,021
6.25%, 05/15/30 (e)	7,000	8,625
6.88%, 08/15/25 (e)	8,000	10,211
7.25%, 05/15/16 (e)	7,500	9,080
7.25%, 08/15/22 (e)	6,500	8,378
8.00%, 11/15/21 (e)	7,000	9,539
8.13%, 08/15/19 (e)	5,000	6,692
9.00%, 11/15/18 (e)	7,000	9,867
9.88%, 11/15/15 (e)	3,000	4,222
U.S. Treasury Notes		
3.13%, 09/15/08 (e)	2,000	1,927
3.13%, 10/15/08 (e)	2,000	1,925
3.38%, 12/15/08 (e)	1,000	967
3.50%, 12/15/09	5,000	4,805
3.63%, 06/15/10 (e)	1,000	961
4.00%, 04/15/10 (e)	7,000	6,834
4.25%, 01/15/11 (e)	4,800	4,728
4.38%, 11/15/08 (e)	25,000	24,823
4.50%, 02/15/16 (e)	1,250	1,246

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
5.75%, 08/15/10 (e)	2,100	2,196
U.S. Treasury Strip Principal Notes		
0.0, 08/15/25 (e)	4,000	1,626
		204,894
Total U.S. Government Securities **(Cost $300,508)**		302,262

Corporate Bonds 21.6% of net assets

Finance 8.4%

Banking 3.4%

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
BBVA Bancomer Capital Trust I		
5.38%, 07/22/06 (b)(c)(f)	3,000	2,949
Citigroup, Inc.		
4.99%, 05/05/06 (c)	5,000	5,037
Deutsche Bank Capital Trust		
5.29%, 12/31/49 (f)	10,000	10,466
Fleet Capital Trust V		
5.50%, 03/17/06 (c)	5,000	5,005
JP Morgan Chase Capital XIII		
5.48%, 03/30/06 (c)(e)(f)	2,000	2,022
RBS Capital Trust IV		
5.33%, 03/31/06 (a)(c)(f)	3,000	3,036
Resona Preferred Global Securities		
7.19%, 07/30/06 (b)(c)	2,000	2,132
Shinsei Finance Cayman Ltd		
6.42%, 07/20/16 (b)(c)(e)	2,000	2,026
Sovereign Capital Trust		
9.00%, 04/01/27	4,510	4,853
Sumitomo Mitsui Banking Corp.		
5.63%, 04/15/06 (b)(c)(d)(f)	3,000	2,970
Wachovia Capital Trust III		
5.80%, 09/15/06 (c)	3,000	2,986
		43,482

Brokerage 0.4%

Goldman Sachs Capital I		
6.35%, 02/15/34	2,000	2,092
Morgan Stanley		
5.08%, 04/18/06 (c)	3,000	3,018
		5,110

Finance Companies 2.6%

American General Finance Corp.		
5.40%, 12/01/15	5,000	4,955

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Countrywide Financial Corp.		
5.26%, 04/03/06 (c)(f)	1,000	1,001
General Electric Capital Corp.		
4.75%, 06/15/06 (a)(c)	5,000	5,040
HSBC Finance Capital Trust IX		
5.91%, 05/30/06 (c)	4,000	4,029
HSBC Finance Corp.		
5.50%, 01/19/16	4,000	4,003
ILFC E-Capital Trust I		
5.90%, 06/21/06 (b)(c)	5,000	4,986
International Lease Finance Corp.		
5.00%, 04/18/06 (a)(c)	2,000	2,012
Residential Capital Corp.		
6.07%, 05/22/06 (c)	1,000	1,008
6.13%, 11/21/08	5,000	4,996
		32,030

Insurance 1.2%

Liberty Mutual Insurance		
8.50%, 05/15/25 (b)	3,000	3,689
TIAA Global Markets, Inc.		
4.67%, 04/12/06 (c)	8,000	8,006
ZFS Finance USA Trust III		
5.65%, 06/15/06 (c)	3,000	3,104
		14,799

Real Estate Investment Trust 0.8%

iStar Financial, Inc.		
5.88%, 03/15/16	5,000	5,014
Simon Property Group LP		
5.75%, 12/01/15 (b)	5,000	5,058
		10,072
		105,493

Industrial 11.4%

Communications 3.1%

America Movil SA de CV		
5.75%, 01/15/15 (e)	3,000	3,014
BellSouth Corp.		
6.55%, 06/15/34	2,500	2,646
Comcast Corp.		
5.45%, 11/15/10	2,000	1,996
Directv Holdings/Finance		
8.38%, 03/15/13 (f)	1,000	1,078
IWO Holdings, Inc.		
8.35%, 04/15/06 (c)	6,000	6,278
News America, Inc.		
8.00%, 10/17/16	3,000	3,498

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Nextel Partners, Inc.		
8.13%, 07/01/11	3,000	3,195
Sprint Capital Corp.		
8.75%, 03/15/32	1,500	1,976
TCI Communications, Inc.		
9.80%, 02/01/12	4,000	4,775
Telecom Italia Capital SA		
5.25%, 10/01/15	5,000	4,785
Telefonos de Mexico SA		
4.50%, 11/19/08	3,000	2,946
Time Warner Entertainment Co.		
10.15%, 05/01/12	2,230	2,704
		38,891
Consumer Cyclical 5.0%		
CVS Corp.		
5.30%, 01/11/27 (b)	9,510	9,196
Ford Motor Credit Co.		
7.20%, 06/15/07	1,000	982
7.68%, 06/02/06 (c)	11,000	10,792
General Motors Acceptance Corp.		
5.50%, 04/18/06 (c)	500	487
5.62%, 05/22/06 (c)	5,185	4,999
5.85%, 01/14/09 (e)	2,000	1,835
6.88%, 09/15/11	1,000	896
7.25%, 03/02/11 (e)	3,000	2,744
GTech Holdings Corp.		
4.50%, 12/01/09	3,744	3,686
5.25%, 12/01/14	2,500	2,522
KB Home		
7.75%, 02/01/10 (e)(f)	5,055	5,226
9.50%, 02/15/11	2,000	2,103
Mandalay Resort Group		
6.50%, 07/31/09 (b)	2,500	2,538
Ryland Group, Inc.		
9.13%, 06/15/11 (a)(f)	4,690	4,937
Station Casinos, Inc.		
6.00%, 04/01/12 (f)	2,000	2,010
Toll Corp.		
8.25%, 02/01/11 (a)(f)	4,750	4,949
8.25%, 12/01/11 (f)	1,855	1,964
		61,866
Consumer Non-Cyclical 0.6%		
Highmark, Inc.		
6.80%, 08/15/13 (b)	4,000	4,281
Teva Pharmaceutical Finance Co. LLC		
6.15%, 02/01/36	3,000	3,024
		7,305

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Energy 2.0%		
Amerada Hess Corp.		
7.13%, 03/15/33	3,000	3,469
Delek & Avner-Yam Tethys Ltd.		
5.78%, 05/02/06 (b)(c)	2,698	2,701
Husky Oil Ltd.		
8.90%, 08/15/06 (a)(c)(f)	6,000	6,399
Phillips Petroleum Co.		
9.38%, 02/15/11 (a)	5,000	5,864
Premcor Refining Group, Inc.		
9.50%, 02/01/13	1,200	1,336
Weatherford International, Inc.		
5.50%, 02/15/16	2,000	2,010
XTO Energy, Inc.		
5.00%, 01/31/15	3,000	2,923
		24,702
Technology 0.5%		
Freescale Semiconductor, Inc.		
7.35%, 04/15/06 (c)	5,525	**5,691**
Transportation 0.2%		
BNSF Funding Trust I		
6.61%, 07/15/06 (c)	2,000	**2,109**
		140,564
Utilities 1.8%		
Electric 0.9%		
Centerpoint Energy Resources Corp.		
7.88%, 04/01/13	3,000	3,411
Entergy Gulf States, Inc.		
5.22%, 06/01/06 (c)	2,400	2,375
4.88%, 11/01/11 (f)	3,000	2,846
Nevada Power Co.		
5.95%, 03/15/16 (b)	2,500	2,524
		11,156
Natural Gas 0.9%		
Duke Energy Field Services		
5.38%, 10/15/15 (b)	2,000	1,958
Energy Transfer Partners LP		
5.95%, 02/01/15	3,000	3,017
Enterprise Products Operating LP		
6.38%, 02/01/13	3,000	3,125
Magellan Midstream Partners		
5.65%, 10/15/16	3,000	2,994
		11,094
		22,250

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Total Corporate Bonds (Cost $267,438)		**268,307**

Asset-Backed Obligations 14.8% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
ACT Depositor Corp.		
4.81%, 03/22/06 (c)	11,000	10,983
Aegis Asset Backed Securities Trust		
4.50%, 04/25/34	1,571	1,570
4.98%, 03/27/06 (a)(c)	1,447	1,454
5.00%, 10/25/34	1,097	1,090
Amortizing Residential Collateral Trust		
4.93%, 03/27/06 (a)(c)	2,540	2,547
Aria CDO I (Jersey) Ltd.		
5.39%, 04/07/06 (c)	6,000	6,033
Capital One Master Trust		
5.85%, 04/17/06 (c)	6,000	6,005
CDC Mortgage Capital Trust		
6.48%, 03/27/06 (c)	5,410	5,476
Chase Funding Mortgage Loan Asset-Backed		
4.86%, 03/27/06 (a)(c)	3,139	3,148
Countrywide Asset-Backed Certificates		
4.96%, 03/27/06 (a)(c)	20,162	20,215
5.00%, 11/25/18 (a)	8,073	7,909
5.13%, 03/27/06 (a)(c)	2,450	2,452
5.33%, 03/27/06 (a)(c)	4,000	4,006
5.50%, 04/25/35	502	497
First Franklin Mortgage Loan Asset-Backed Certificates		
5.04%, 03/27/06 (a)	414	415
GMAC Mortgage Corp. Loan Trust		
4.64%, 03/27/06 (a)(c)	10,000	10,009
Long Beach Mortgage Loan Trust		
6.73%, 03/27/06 (c)	5,500	5,567
Main Street Warehouse Funding Trust		
6.88%, 03/27/06 (c)	7,000	7,007
Master Asset Backed Securities Trust		
5.00%, 03/27/06 (a)(c)	1,811	1,816
Merrill Lynch Mortgage Investors, Inc.		
4.88%, 03/27/06 (c)	171	171
New Century Home Equity Loan Trust		
4.83%, 03/27/06 (c)	2,914	2,916
Option One Mortgage Loan Trust		
4.91%, 03/27/06 (a)(c)	2,817	2,828
Residential Asset Mortgage Products, Inc.		
4.04%, 12/25/30	11,700	11,551
4.97%, 03/27/06 (a)(c)	2,176	2,182
6.00%, 05/25/32	4,746	4,758
Securitized Asset Backed NIM Trust		
5.50%, 08/25/34	515	513
Sequoia Mortgage Trust		
5.07%, 03/20/06 (c)	4,599	4,565
5.47%, 03/20/06 (c)	3,679	3,643
Structured Asset Investment Loan Trust		
4.92%, 03/27/06 (a)(c)	4,088	4,097
Student Loan Trust		
4.62%, 04/25/06 (c)	14,225	14,132
4.68%, 06/15/06 (c)	8,000	8,051
4.69%, 06/15/06 (c)	25,000	25,136
Total Asset-Backed Obligations (Cost $183,180)		**182,742**

Commercial Paper & Other Corporate Obligations 3.0% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Atlantis Two Funding Corp.		
4.60%, 03/01/06	13,000	13,000
4.65%, 03/02/06	1,066	1,066
Cox Enterprises, Inc.		
4.70%, 03/01/06	23,000	23,000
Total Commercial Paper & Other Corporate Obligations (Cost $37,066)		**37,066**

Security and Number of Shares		Value ($ x 1,000)

Preferred Stock 3.8% of net assets

Security and Number of Shares		Value ($ x 1,000)
CoBank, ACB	115,000	6,184
Fannie Mae (f)	670,000	33,473
SLM Corp.	20,000	2,034
Zurich Regcaps Funding Trust III	30,000	2,999

Portfolio Holdings (Unaudited) continued

Security and Number of Shares	Value ($ x 1,000)
Total Preferred Stock (Cost $46,688)	**44,690**

Other Investment Companies 0.4% of net assets		
SSgA Prime Money Market Portfolio	4,675	**4,675**

End of investments.

Collateral Invested for Securities on Loan 15.7% of net assets		
SSgA Prime Money Market Portfolio	193,146	**193,146**

End of collateral invested for securities on loan.

At February 28, 2006, the tax basis cost of the fund's investments was $1,362,153, and the unrealized gains and losses were $6,013 and ($9,921), respectively.

In addition to the above, the fund held the following at 2/28/06. All numbers are x1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains/Losses
2 Year, Long U.S. Treasury Note, expires 06/30/06	600	122,625	8
5 Year, Long U.S. Treasury Note, expires 06/30/06	300	31,556	(17)
			(9)

(a) All or a portion of this security is held as collateral for futures contracts and delayed delivery security
(b) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $57,881 or 4.7% of net assets.
(c) Variable-rate security
(d) Delay-delivery security
(e) All or a portion of this security is on loan
(f) Callable security

Statement of
Assets and Liabilities

As of February 28, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value including $189,936 of securities on loan (Cost $1,360,312) (Note 2)	$1,358,245
Collateral invested for securities on loan	193,146
Receivables:	
Fund shares sold	615
Investments sold	2,022
Interest	8,053
Dividends	425
Due from broker for futures	192
Prepaid expenses	+ 28
Total assets	**1,562,726**

Liabilities

Collateral held for securities on loan	193,146
Payables:	
Due to custodian	25
Investments bought	135,560
Fund shares redeemed	794
Transfer agent and shareholder service fees	25
Investment adviser and administrator fees	25
Dividends to shareholders	38
Accrued expenses	+ 61
Total liabilities	**329,674**

Net Assets

Total assets	1,562,726
Total liabilities	- 329,674
Net assets	**$1,233,052**

Net Assets by Source

Capital received from investors	1,243,756
Net investment income not yet distributed	35
Net realized capital losses	(8,664)
Net unrealized capital losses	(2,075)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$1,233,052		125,144		$9.85

Statement of
Operations

For September 1, 2005 through February 28, 2006; unaudited. All numbers are x 1,000.

Investment Income

Interest		$28,600
Dividends		1,066
Securities on loan	+	174
Total investment income		**29,840**

Net Realized Gains and Losses

Net realized losses on investments		(4,435)
Net realized losses on futures contracts	+	(1,962)
Net realized losses		**(6,397)**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(18,866)
Net unrealized losses on futures contracts	+	(761)
Net unrealized losses		**(19,627)**

Expenses

Investment adviser and administrator fees (Note 3)		1,498
Transfer agent and shareholder service fees (Note 3)		1,476
Custodian and portfolio accounting fees		87
Registration fees		30
Shareholder reports		22
Professional fees		15
Trustees' fees		8
Other expenses	+	7
Total expenses		**3,143**

Increase in Net Assets From Operations

Total investment income		29,840
Total expenses	-	3,143
Net investment income		**26,697**
Net realized losses		(6,397)
Net unrealized losses	+	(19,627)
Increase in net assets from operations		**$673**

Statements of

Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

		9/1/05–2/28/06	9/1/04–8/31/05
Net investment income		$26,697	$38,879
Net realized gains or losses		(6,397)	10,110
Net unrealized losses	+	(19,627)	(1,074)
Increase in net assets from operations		**673**	**47,915**

Distributions Paid

Dividends from net investment income		26,697	39,723
Distributions from net realized gains	+	3,286	12,616
Total distributions		**$29,983**	**$52,339**

Transactions in Fund Shares

		9/1/05–2/28/06		9/1/04–8/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Shares sold		14,785	$146,226	28,889	$290,930
Shares reinvested		2,831	27,973	4,886	49,199
Shares redeemed	+	(10,796)	(106,876)	(18,125)	(182,458)
Net transactions in fund shares		**6,820**	**$67,323**	**15,650**	**$157,671**

Shares Outstanding and Net Assets

		9/1/05–2/28/06		9/1/04–8/31/05	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		118,324	$1,195,039	102,674	$1,041,792
Total increase	+	6,820	38,013	15,650	153,247
End of period		**125,144**	**$1,233,052**	**118,324**	**$1,195,039**
Net investment income not yet distributed			**$35**		**$35**

 See financial notes.

Schwab GNMA Fund™

Financial Statements

Financial Highlights

Investor Shares	9/1/05–2/28/06*	9/1/04–8/31/05	9/1/03–8/31/04	3/3/03[1]–8/31/03
Per-Share Data ($)				
Net asset value at beginning of period	9.72	9.78	9.69	10.00
Income from investment operations:				
Net investment income	0.21	0.35	0.16	0.06
Net realized and unrealized gains or losses	(0.15)	(0.02)	0.26	(0.17)
Total income or loss from investment operations	0.06	0.33	0.42	(0.11)
Less distributions:				
Dividends from net investment income	(0.21)	(0.39)	(0.33)	(0.20)
Net asset value at end of period	9.57	9.72	9.78	9.69
Total return (%)	0.68[2]	3.47	4.39	(1.11)[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	0.74[3]	0.74	0.51	–
Gross operating expenses	0.99[3]	1.03	1.11	0.99[3]
Net investment income	4.50[3]	3.59	1.89	1.37[3]
Portfolio turnover rate	55[2]	131	199	105[2]
Net assets, end of period ($ x 1,000,000)	16	17	18	21

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	9/1/05–2/28/06*	9/1/04–8/31/05	9/1/03 –8/31/04	3/3/03[1]–8/31/03
Per-Share Data ($)				
Net asset value at beginning of period	9.72	9.78	9.69	10.00
Income from investment operations:				
Net investment income	0.22	0.37	0.17	0.06
Net realized and unrealized gains or losses	(0.15)	(0.02)	0.26	(0.17)
Total income or loss from investment operations	0.07	0.35	0.43	(0.11)
Less distributions:				
Dividends from net investment income	(0.22)	(0.41)	(0.34)	(0.20)
Net asset value at end of period	9.57	9.72	9.78	9.69
Total return (%)	0.77[2]	3.67	4.53	(1.11)[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	0.55[3]	0.55	0.37	–
Gross operating expenses	0.84[3]	0.88	0.96	0.83[3]
Net investment income	4.68[3]	3.80	2.03	1.37[3]
Portfolio turnover rate	55[2]	131	199	105[2]
Net assets, end of period ($ x 1,000,000)	23	24	19	28

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of February 28, 2006, (Unaudited)

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q is available on the SEC's website at http://www.sec.gov and may be viewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on a fund's most recent Form N-Q is also available by visiting Schwab's website at www.schwab.com/schwabfunds.

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity date shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
97.6%	Mortgage-Backed Securities	38,012	37,928
0.9%	Asset-Backed Obligations	358	356
1.8%	U.S. Treasury Obligations	697	691
2.5%	Commercial Paper & Other Corporate Obligations	1,000	1,000
1.4%	Other Investment Companies	536	536
104.2%	**Total Investments**	**40,603**	**40,511**
(4.2)%	**Other Assets and Liabilities**		**(1,645)**
100.0%	**Net Assets**		**38,866**

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 97.6% of net assets		
U.S. Government Agency Mortgages 97.6%		
Fannie Mae		
6.00%, 11/01/34	347	351
6.50%, 03/01/32	727	749
Ginnie Mae		
5.00%, 02/15/18 to 09/15/33(a)	2,800	2,771
5.00%, 06/15/18 to 06/15/35	7,319	7,212
5.50%, 11/15/18 to 02/15/33(a)	1,873	1,888
5.50%, 01/15/30 to 05/20/35	12,325	12,369
6.00%, 04/15/28 to 08/15/34	5,600	5,717
6.00%, 03/15/33 (a)	1,442	1,474
6.50%, 05/15/24 to 10/15/32(a)	1,678	1,752
6.50%, 08/15/31	178	186
7.00%, 11/15/23 to 08/15/31(a)	665	695
7.00%, 05/15/28 to 01/15/31	335	351
7.50%, 07/15/23 to 08/15/26(a)	353	373
7.50%, 03/15/28	7	7
8.00%, 06/15/06 to 08/15/09	107	111
8.00%, 05/15/08 (a)	51	52
8.50%, 08/15/27 to 12/15/29	54	57
9.00%, 01/15/30 to 06/15/30	38	41
Ginnie Mae TBA		
5.00%, 03/01/36 (b)	1,800	1,772
Total Mortgage Backed Securities (Cost $38,012)		**37,928**

See financial notes.

Portfolio Holdings (Unaudited) continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Asset-Backed Obligations 0.9% of net assets		
Fixed-Rate Obligations 0.9%		
Countrywide Asset-Backed Certificates		
6.23%, 03/27/06 (c)	125	126
Fremont NIM Trust		
4.50%, 11/25/34	79	79
Novastar NIM Trust		
3.97%, 03/25/35 (d)	141	141
Sharps SP I L.L.C. Net Interest Margin Trust		
5.43%, 10/25/34	10	10
Total Asset-Backed Obligations (Cost $358)		**356**
U.S. Treasury Obligations 1.8% of net assets		
U.S. Treasury Obligations 1.8%		
U.S. Treasury Notes		
3.63%, 04/30/07	700	691
Total U.S. Treasury Obligations (Cost $700)		**691**
Commercial Paper & Other Corporate Obligations 2.5% of net assets		
Cox Enterprises, Inc.		
4.70%, 03/01/06	1,000	1,000
Total Commercial Paper & Other Corporate Obligations (Cost $1,000)		**1,000**

Security and Number of Shares		Value ($ x 1,000)
Other Investment Companies 1.4% of net assets		
SSgA Prime Money Market Portfolio	536,392	536
Total Other Investment Companies (Cost $536)		**536**

End of investments.

At February 28, 2006, the tax basis cost of the fund's investment was $40,607, and the unrealized gains and losses were $208 and ($304), respectively.

In addition to the above, the fund held the following at 2/28/06. All numbers are x1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains
10 Years, Short, U S Treasury Notes expires 06/21/06	10	1,079	**1**

(a) All or a portion of this security is held as collateral for futures contracts and delayed delivery security
(b) Delay-delivery security
(c) Variable-rate security
(d) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registrations, normally to qualified institutional buyers. At the period end, the value of these amounted to $141 or 0.4% of net assets.

Statement of
Assets and Liabilities

As of February 28, 2006; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (Cost $40,603) (Note 2)	$40,511
Receivables:	
Fund shares sold	30
Interest	184
Receivable from investment adviser	+ 55
Total assets	**40,780**

Liabilities

Payables:	
Investments bought	1,772
Due to brokers for futures	4
Fund shares redeemed	45
Transfer agent and shareholder service fees	5
Investment adviser and administrator fees	51
Accrued expenses	+ 37
Total liabilities	**1,914**

Net Assets

Total assets	40,780
Total liabilities	- 1,914
Net assets	**$38,866**

Net Assets by Source

Capital received from investors	41,087
Net investment income not yet distributed	21
Net realized capital losses	(2,151)
Net unrealized capital losses	(91)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$16,299		1,704		$9.57
Select Shares	$22,567		2,358		$9.57

Statement of
Operations

For September 1, 2005 through February 28, 2006; unaudited. All numbers are x 1,000.

Investment Income		
Interest		$1,035
Dividends	+	2
Total investment income		**1,037**
Net Realized Gains and Losses		
Net realized losses on investments		(93)
Net realized gains on futures contracts	+	23
Net realized losses		**(70)**
Net Unrealized Gains and Losses		
Net unrealized losses on investments		(571)
Net unrealized gains on futures contracts	+	16
Net unrealized losses		**(555)**
Expenses		
Investment adviser and administrator fees (Note 3)		89
Transfer agent and shareholder service fees: (Note 3)		
Investor Shares		20
Select Shares		12
Custodian and portfolio accounting fees		26
Professional fees		15
Registration fees		11
Trustees' fees		4
Other expenses	+	2
Total expenses		179
Expense reduction (Note 3)	-	55
Net expenses		**124**
Increase in Net Assets From Operations		
Total investment income		1,037
Net expenses	-	124
Net investment income		**913**
Net realized losses		(70)
Net unrealized losses	+	(555)
Increase in net assets from operations		**$288**

 See financial notes.

Statements of
Changes in Net Assets

For current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Operations

	9/1/05–2/28/06	9/1/04–8/31/05
Net investment income	$913	$1,392
Net realized gains or losses	(70)	40
Net unrealized losses +	(555)	(123)
Increase in net assets from operations	**288**	**1,309**

Distributions Paid

Dividends from Net Investment Income

	9/1/05–2/28/06	9/1/04–8/31/05
Investor Shares	364	706
Select Shares +	547	850
Total dividends from net investment income	**$911**	**$1,556**

Transactions in Fund Shares

	9/1/05–2/28/06		9/1/04–8/31/05	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	231	$2,213	454	$4,425
Select Shares +	318	3,043	1,297	12,621
Total shares sold	**549**	**$5,256**	**1,751**	**$17,046**
Shares Reinvested				
Investor Shares	32	$309	59	$563
Select Shares +	43	418	65	629
Total shares reinvested	**75**	**$727**	**124**	**$1,192**
Shares Redeemed				
Investor Shares	(277)	($2,658)	(595)	($5,787)
Select Shares +	(471)	(4,513)	(825)	(8,034)
Total shares redeemed	**(748)**	**($7,171)**	**(1,420)**	**($13,821)**
Net transactions in fund shares	**(124)**	**($1,188)**	**455**	**$4,417**

Shares Outstanding and Net Assets

	9/1/05–2/28/06		9/1/04–8/31/05	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	4,186	$40,677	3,731	$36,507
Total increase or decrease +	(124)	(1,811)	455	4,170
End of period	**4,062**	**$38,866**	**4,186**	**$40,677**
Net investment income not yet distributed		**$21**		**$19**

Financial Notes, unaudited.

Unless stated, all dollar amounts are x 1,000.

1. Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The list below shows all the funds in the trust including the funds discussed in this report, which are highlighted:

Schwab Investments (organized October 26, 1990)	Schwab 1000 Index® Fund
Schwab YieldPlus Fund®	Schwab Tax-Free YieldPlus Fund™
Schwab Short-Term Bond Market Fund™	Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Total Bond Market Fund™	Schwab Long-Term Tax-Free Bond Fund™
Schwab GNMA Fund™	Schwab California Tax-Free YieldPlus Fund™
	Schwab California Short/Intermediate Tax-Free Bond Fund™
	Schwab California Long-Term Tax-Free Bond Fund™

Both Schwab YieldPlus Fund and Schwab GNMA Fund offer two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Short-Term Bond Market Fund and Schwab Total Bond Market Fund each offers one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

2. Significant Accounting Policies:

The following is a summary of the significant accounting policies the funds use in their operations and in their preparation of financial statements:

(a) Security Valuation:

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

Bonds and notes: valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

Securities for which no quoted value is available: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees. In the determination of a fair valuation the guidelines include but are not limited to the use of analytical data, business conditions, recent trades, general and/or specific market trends and any emergency or significant events that would have a material impact on the value of the security.

Futures: open contracts are valued at their settlement prices as of the close of their exchanges. When a fund

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

Swap agreements: swaps may be valued based on a model that constructs curves, such as swap yield curves, based on market data, and that uses the curves to calculate process. Or swaps may be valued based on dealer quotes.

Short-term securities (60 days or less to maturity): valued at amortized cost.

(b) Portfolio Investments:

Futures Contract: The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

Swap Agreements: The funds may enter into swap agreements. In these transactions, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the term of the swap is specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested at LIBOR (the London Interbank Offered Rate). In exchange, the counterparty might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six months.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on the movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of a swap agreement.

TBA: The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

Mortgage Dollar Roll: The funds may enter into mortgage dollar roll transactions. In these transactions, a fund sells mortgage-backed securities for delivery in the current month and simultaneously agrees to buy back, on a given date in the future, securities of a similar type, coupon rate and maturity. Dollar roll transactions involve the risk that the market value of the security sold short by the fund may decline below the repurchase price of similar securities.

Short Sale: The funds may also sell securities short (sell securities they do not own). When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

(c) Security Transactions:

Security transactions are recorded as of the date the order to buy or sell the security is executed. Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

For the period ended February 28, 2006, purchases and sales of securities (excluding short-term obligations and securities sold short) were as follows:

	Purchases	**Sales/Maturities**
YieldPlus Fund	$2,150,432	$1,307,734
Short-Term Bond Market Fund	502,570	525,826
Total Bond Market Fund	1,592,645	1,476,798
GNMA Fund	22,845	24,141

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

The funds may loan securities to certain brokers, dealers and other financial institutions that pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. Government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

(d) Income, Expenses and Distributions:

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, the net investment income, the realized and unrealized gains or losses, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

The funds declare dividends every day they are open for business. These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also may keep certain assets in segregated accounts, required by securities law.

(e) Borrowing:

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A., and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically. There was no borrowing for any funds during the period.

(f) Accounting Estimates:

The accounting policies described in this report conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

these estimates.

(g) Indemnification:

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

3. Affiliates and Affiliated Transactions:

Charles Schwab Investment Management, Inc. (CSIM or the investment adviser), a wholly owned subsidiary of The Charles Schwab Corporation, serves as each fund's investment adviser and administrator pursuant to an Investment Advisory and Administration Agreement (Advisory Agreement) between it and the trust. Charles Schwab & Co., Inc. ("Schwab") is an affiliate of the investment adviser and is the trust's shareholder services agent and transfer agent.

For its advisory and administrative services to each fund, the investment adviser is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

Average daily net assets	YieldPlus Fund	Short-Term Bond Market Fund	Total Bond Market Fund	GNMA Fund
First $500 million	0.35%	0.30%	0.30%	0.45%
Over $500 million	0.30%	0.22%	0.22%	0.40%
Over $1 billion	n/a	n/a	n/a	0.375%

Prior to November 15, 2004, the advisory and administrative service fees for the Schwab GNMA Fund were calculated as 0.45% of average daily net assets.

For its transfer agent and shareholder services, Schwab is entitled to receive an annual fee payable monthly based on each fund's average daily net assets described as follows:

	Transfer Agent Fees	Shareholder Service Fees
Investor Shares	0.05%	0.20%
Select Shares*	0.05%	0.05%

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with certain funds to limit the total expenses charged, excluding interest, taxes and certain non-routine expenses through November 14, 2006, as follows:

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

	YieldPlus Fund	Short-Term Bond Market Fund	Total Bond Market Fund	GNMA Fund
Investor Shares	none	0.55%	0.55%	0.74%
Select Shares*	none	n/a	n/a	0.55%

* Select Shares are only offered by YieldPlus Fund and GNMA Fund.

The funds may engage in certain transactions involving affiliates. For instance, a fund may let other Schwab Funds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios. As of February 28, 2006, the percentages of Schwab Total Bond Market Fund's shares owned by other Schwab Funds are:

MarketTrack Growth Portfolio	8.5%
MarketTrack Balanced Portfolio	14.9%
MarketTrack Conservative Portfolio	14.3%
MarketTrack Growth Portfolio II	0.5%

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers. As of February 28, 2006, each fund's total security transactions with other Schwab Funds were as follows:

YieldPlus Fund	$4,024
Short-Term Bond Market Fund	1,577
Total Bond Market Fund	2,447
GNMA Fund	—

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds. There was no interfund borrowing or lending activity for any fund during the period.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

4. Federal Income Taxes:

The funds intend to meet federal income and excise tax requirements for regulated investment companies.

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of paydown gains and losses and amortization of bond discounts and premiums. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

As of August 31, 2005, the components of undistributed earnings on a tax basis were as follows:

	YieldPlus Fund	Short-Term Bond Market Fund	Total Bond Market Fund	GNMA Fund
Undistributed ordinary income	$4,827	$515	$3,627	$54
Undistributed long-term capital gains	—	—	—	—

The funds had deferred capital losses occurring after October 31, to the next fiscal year ending August 31, 2006. The aggregate amounts of these deferred losses are as follows:

	YieldPlus Fund	Short-Term Bond Market Fund	Total Bond Market Fund	GNMA Fund
Deferred capital losses	$10,669	$4,391	$—	$150

As of August 31, 2005, the following funds had capital loss carry forwards available to offset future net capital gains before the expiration dates:

Expire	YieldPlus Fund	Short-Term Bond Market Fund	Total Bond Market Fund	GNMA Fund
2009	$1,318	$—	$—	$—
2010	2,061	—	—	—
2011	47,204	—	—	—
2012	7,223	—	—	1,405
2013	7,728	—	—	537
	$65,534	$—	$—	$1,942

The tax-basis components of distributions during the current and prior fiscal years were as follows:

	YieldPlus Fund	Short-Term Bond Market Fund	Total Bond Market Fund	GNMA Fund
Current period distributions				
From ordinary income	$133,453	$12,320	$26,697	$911
From long-term capital gains	—	—	3,286	—
From return of capital	—	—	—	—

Financial Notes, unaudited (continued).

Unless stated, all dollar amounts are x 1,000.

	YieldPlus Fund	Short-Term Bond Market Fund	Total Bond Market Fund	GNMA Fund
Prior period distributions				
From ordinary income	$156,951	$22,063	$46,323	$1,556
From long-term capital gains	—	685	6,016	—
From return of capital	—	—	—	—

The permanent book and tax basis differences may result in reclassifications between capital account and other accounts as required. The adjustments will have no impact on net assets or the results of operations. As of August 31, 2005, the funds made the following reclassifications:

	YieldPlus Fund	Short-Term Bond Market Fund	Total Bond Market Fund	GNMA Fund
Capital shares	—	—	—	—
Undistributed net investment income	$5,891	$568	$870	$177
Net realized capital gains and losses	($5,891)	($568)	($870)	($177)

5. Contingent Liability:

In December 2003, Enron Corp. brought an Adversary Proceeding in its Chapter 11 bankruptcy filing against numerous financial entities, including Schwab YieldPlus Fund. The Adversary Proceeding alleges that the proceeds of certain sales transactions in Enron commercial paper should be treated as early redemptions and returned to the Enron bankruptcy estate. Enron seeks the avoidance of a sale of commercial paper by the Schwab YieldPlus Fund in the amount of $9,087, plus interest in the amount of approximately $1,260.

On June 15, 2005, the bankruptcy court denied the financial entities' motion to dismiss. Schwab YieldPlus Fund together with other financial institutions are currently seeking to appeal the decision.

It is not possible at this time to predict whether the litigation will have any material adverse effect on the fund.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate). *From 1996-2001:* Vice President of Business Affairs, Chief Financial Officer, Stanford University, and *in 2001,* Special Advisor to the President. Ms. Byerwalter is on the Boards of Stanford University, America First Cos. (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Pacific Life Insurance Company (insurance), Trustee, Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[2]

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.
William A. Hasler 1941	2000 (all trusts).	Dean Emeritus of the Haas School of Business, University of California, Berkeley. *Until 2/04:* Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to 8/98:* Dean of the Haas School of Business, University of California, Berkeley (higher education). Mr. Hasler is on the Boards of Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Ditech Communications Corp. (voice communications technology); Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.[3]
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios,1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Mr. Smith is on the Board of Cooper Industries (electrical products, tools and hardware); Chairman, Texas Southern University Foundation; Executive Committee and Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust, both of which are managed by CSIM or its affiliates and are included in the Schwab mutual fund complex.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, N.A.; Chairman and Chief Executive Officer, Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, N.A., U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03:* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education); Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art; Trustee, Stanford University.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Schwab Financial Products, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04:* President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02:* President and Chief Investment Officer, American Century Investment Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	President, Chief Executive Officer and Director, Charles Schwab Investment Management, Inc.; Executive Vice President, Charles Schwab & Co., Inc.; President and Chief Executive Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President, Asset Management Products & Services. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President and Senior Portfolio Manager, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Senior Vice President, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98:* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts).	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Worldwide Funds, PLC and Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04:* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset-backed securities Bond or other debt securities that represent ownership in a pool of assets such as credit card debt.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

average rate The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

call An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

call protection A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

certificate of participation A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

coupon, coupon rate The annual rate of interest paid until maturity by the issuer of a debt security.

credit-enhanced securities Securities that are backed by the credit of an entity other than the issuer (such as a financial institution). Credit enhancements, which can equal up to 100% of the security's value, are designed to help lower the risk of default on a security and may also make the security more liquid.

credit quality The capacity of an issuer to make its interest and principal payments. See chart below.

credit risk The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

discount rate The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

Credit Ratings

Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.



Credit Quality
Capacity to Make Payments
Investment Grade Bonds
AAA
AA
A
BBB
Strongest
Adequate
Below Investment Grade Bonds
BB
B
CCC
CC
C
D
Somewhat speculative
Highly speculative
In default

dividend Money from earnings that is distributed to shareholders as a given amount per share.

duration A measure of a bond's sensitivity to interest rates. Calculations of duration generally take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price. The duration of a portfolio equals the market value weighted average of the duration of the bonds held in the portfolio.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

general obligation bonds Municipal bonds that are secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

interest Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

interest rate risk The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

liquidity-enhanced security A security that when tendered is paid from funds advanced by an entity other than the issuer (such as a large financial institution). Liquidity enhancements are often used on variable-rate securities where the portfolio manager has an option to tender the securities prior to their final maturity.

market risk Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

maturity The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

mortgage-backed securities Bond or other debt securities that represent ownership in a pool of mortgage loans.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

prepayment risk The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

restricted securities Securities that are subject to contractual restrictions on resale. These securities are often purchased in private placement transactions.

revenue bonds Municipal bonds that are issued to finance public works projects and are secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% (4.5% ÷ [1 − 0.25%] = 6.0%).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

weighted average maturity For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

yield to maturity The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Inflation Protected Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

Charles Schwab & Co., Inc. (Schwab)

Funds

Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.
MFR13480-10